

Notice of 2023 Annual Meeting

Proxy Statement | 2022 Annual Report

GXO Logistics, Inc.
Logistics at full potential

GXO Logistics, Inc. (NYSE: GXO), together with its subsidiaries, ("GXO," the "Company," "our" or "we") is the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. We provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled customized solutions at scale. As of December 31, 2022, our 135,000 team members operated in more than 970 facilities worldwide, totaling approximately 200 million square feet of space, primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.



Forward-looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, the risks discussed in our filings with the Securities and Exchange Commission ("SEC") and the following: the impact of the COVID-19 pandemic; economic conditions generally; supply chain challenges, including labor shortages; our ability to align our investments in capital assets, including equipment, and warehouses to our customers' demands; our ability to successfully integrate and realize anticipated synergies, cost savings and profit improvement opportunities with respect to acquired companies; unsuccessful acquisitions or other risks or developments that adversely affect our financial condition and results; our ability to develop and implement suitable information technology systems and prevent failures in or breaches of such systems; our indebtedness; our ability to raise debt and equity capital; litigation; labor matters, including our ability to manage our subcontractors, and risks associated with labor disputes at our customers' facilities and efforts by labor organizations to organize our employees; risks associated with defined benefit plans for our current and former employees; our inability to attract or retain necessary talent; the increased costs associated with labor; fluctuations in currency exchange rates; fluctuations in fixed and floating interest rates; seasonal fluctuations; issues related to our intellectual property rights; governmental regulation, including environmental laws, trade compliance laws, as well as changes in international trade policies and tax regimes; governmental or political actions, including the United Kingdom's exit from the European Union; natural disasters, terrorist attacks or similar incidents, including the conflict between Russia and Ukraine; a material disruption of the company's operations; the inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations anticipated or targeted; the impact of cyber-attacks and information technology or data security breaches; the inability to implement technology initiatives successfully; our ability to achieve our Environmental, Social and Governance goals; and a determination by the Internal Revenue Service that the spin-off or certain related spin-off transactions should be treated as taxable transactions.

All forward-looking statements set forth in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

To Our Stockholders

In our first full year as a standalone company, GXO has solidified its position as the leading pure-play logistics provider and set a course for sustained growth in a rapidly accelerating industry.

We executed well across the board, driving our revenue and organic growth to all-time highs; we strengthened our relationships with blue chip global brands; and we completed the significant acquisition of Clipper Logistics, which is already delivering above our expectations.

While we're focused on leveraging our technology, scale, and expertise to drive value for our customers today, we're also keeping a keen eye on delivering the future. During our Investor Day this January, we were excited to introduce our plan to more than double revenue and nearly triple adjusted EBITDA by 2027.

The Board greatly appreciates input from our stockholders, and we cordially invite you to join our 2023 Annual Meeting, which will be conducted as a live webcast.

During the meeting, we will provide updates on GXO's performance and our plans to build sustainable value. Stockholders will also have the opportunity to vote on important matters. Please take the time to review each of the proposals described in the Proxy Statement and follow the voting instructions to ensure your shares are represented at the meeting.

Thank you for your continued support!

April 25, 2023

Brad Jacobs
Chairman of the Board
GXO Logistics, Inc.



CEO Letter to Stockholders

Dear GXO Stockholders,

In 2022, GXO continued to build on our impressive momentum, posted record results and established a clear and compelling roadmap for our long-term growth.

Amidst a dynamic macroeconomic environment, companies around the world are seeking to strategically transform their supply chains for the future, while also improving their operations in real time. Our tech advantage, global scale and trusted expertise give us a competitive edge over our peers, making GXO the partner of choice for the world's leading brands.

We will continue to capitalize on these strengths, and, together with our more than 130,000 team members around the globe, we are committed to continuing to grow our business and deliver more value for our customers.

Delivering on our commitments

In 2022, our revenue and organic growth[1] reached all-time highs at 13% and 15% year over year, respectively, reflecting the growing number of companies across all verticals and geographies looking to partner with GXO. Our operating return on invested capital[1] increased 5% year over year, staying above 30% in 2022, reflecting the high quality of our growth.

Net income attributable to GXO in 2022 increased to $197 million, and revenue grew to $9 billion—compared to $153 million in net income attributable to GXO and $7.9 billion in revenue in 2021—and our adjusted EBITDA[1] grew to an all-time high of $728 million, up 19% from 2021 or 15% from 2021 pro forma.

We saw stellar customer growth in 2022, including double-digit growth in our core verticals, with secular trends underpinning our sustained growth outlook. Notably, 84% of our revenue in 2022 came from customers working with GXO on more than one site, and 52% came from customers working with us in more than one country.

Also, in 2022, we made a terrific acquisition—Clipper Logistics—and are quickly realizing significant benefits, with the majority of the over $40 million in cost synergies expected to be achieved within the first two years. We have already secured the first of what we expect to be many major cross-sell wins by leveraging Clipper's longstanding customer relationships with GXO's unique capabilities.

Establishing a clear plan for future growth

In early January, at our first Investor Day as a standalone company, we outlined our 2027 business plan to grow revenue organically[1] by 8-12% annually, to $17 billion; and nearly triple our adjusted EBITDA[1], to $1.6 billion; by 2027. Over this period, we expect to deliver over $2 billion of free cash flow[1].

We have great confidence about our path forward, especially given the market share and automation opportunities in our growing industry. With our global scale, state-of-the-art tech-enabled solutions and decades of expertise, GXO will continue to be the partner of choice in this rapidly expanding industry, which is expected to grow 45% by 2027.

A key benefit of being a pure-play company has been a sharpened focus on driving continuous improvement across our business. In 2022, we kicked off an enterprise-wide review with the aim of simplifying our structure and processes. We expect to generate around $60 million of adjusted EBITDA from this effort, in addition to the synergies we will realize from the Clipper integration.

Unrivaled innovation at scale for our customers

Our leadership in tech implementation, data analytics and automation are a clear differentiator in the market. Our tech enables us to deliver significant value to our customers by reducing their costs, improving efficiency, and enhancing the service they provide to their customers. Today, we generate more than 30% of our revenue from tech-enabled warehouses—roughly four times the industry average of 8%—and we continue to outpace the industry in tech deployment. 2022 was the highest year of tech deployment in the history of our operations: during the peak season alone, we increased our overall warehouse tech by about 40% year over year.

[1]   Organic revenue growth, return on invested capital, adjusted EBITDA and free cash flow are non-GAAP measures. Additional information on these measures can be found in Annex A to our company's Proxy Statement.

Building the best team in the industry

Talent is another key differentiator for GXO, reflected in our team of leaders and operators with decades of industry experience. Attracting, developing and retaining the best talent in the industry at all levels is a critical area of focus. We take a thoughtful approach to every aspect of employment, from competitive compensation to health, safety and professional growth.

Over the past year, we've taken important steps to increase employee engagement, strengthen our focus on safety and ensure we provide an inclusive environment with growth opportunities for all team members. We're proud of our work expanding Grow at GXO, our advancement program for our warehouse teams, to more sites, and we have seen a 10% increase in retention at sites where Grow is active. Additionally, we expanded our Diversity, Inclusion and Belonging programs to ensure that GXO is a place where all employees feel welcomed and supported, and to create new opportunities for individuals from historically underrepresented groups.

Our ESG leadership is a competitive advantage

GXO plays an increasingly vital role in the circular economy, and our commitment to ESG guides our business and helps accelerate our growth. In addition to the progress we've made against our own environmental targets, we have delivered significant environmental benefits for many of our customers through our ability to reduce, reuse and recycle.

MSCI has reaffirmed GXO's "AA" ESG rating, which is among the highest in our peer group, and we continue to work to set the benchmark for the entire industry.

Confident in our growth outlook

I am extremely proud of the results we have achieved over the past year, and of the team members who have made our success possible.

We ended our first full year as a standalone company in a position of strength. We are confident about the year ahead; we expect to deliver solid growth, irrespective of the macroeconomic environment; and we are energized by our long-term plans to grow our business.

On behalf of our entire global team, thank you for your continued trust and support.



Malcolm Wilson
Chief Executive Officer

TABLE OF CONTENTS



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 24, 2023

To the Stockholders of GXO Logistics, Inc.:

Notice is hereby given that the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of GXO Logistics, Inc. ("GXO" or the "company") will be held on Wednesday, May 24, 2023, at 10:00 a.m. Eastern Time. The meeting will be conducted exclusively as a live webcast. You can access the meeting at meetnow.global/MSLCA2X with your control number.

The Annual Meeting shall be held for the purposes summarized below and more fully described in the Proxy Statement accompanying this notice:

■ To elect three (3) members of our Board of Directors as Class II directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

■ To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023;

■ To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement; and

■ To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record of our common stock, par value $0.01 per share, as of the close of business on April 13, 2023, are entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of these stockholders will be available on the bottom panel of your screen during the meeting after entering your control number.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By Order of the Board of Directors,

Brad Jacobs

Brad Jacobs
Chairman of the Board
GXO Logistics, Inc.

Greenwich, Connecticut
April 25, 2023

**Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to Be Held on May 24, 2023:**

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022, are available at https://www.envisionreports.com/GXO.



GXO

We support communicating with you via electronic delivery and hope that, for those who have not already enrolled, you will do so by following the instructions below.

www.proxyvote.comwww.envisionreports.com/gxo

Voluntary Electronic Receipt of Proxy Materials

GXO is pleased to deliver proxy materials electronically via the internet. Electronic delivery allows GXO to provide you with the information you need for the Annual Meeting, while reducing the environmental impacts and costs of physical delivery of proxy materials.





With your adoption of electronic delivery of proxy materials, and the elimination of approximately 50,657 sets of proxy materials as a result, we have been able to save more than 30,700 pounds of paper. This has the following impact on the environment:



saved approximately 61.3 tons of wood, or 368 fewer trees from being felled. This translates to 4.3 acres of forest saved	saving approximately 328,000 gallons of water, or the equivalent of filling approximately 15 swimming pools
using approximately 391 million fewer BTUs, or the equivalent of the amount of energy used by 466 residential refrigerators for one full year	eliminating approximately 18,100 pounds of solid waste
emitting approximately 276,000 fewer pounds of greenhouse gases, including CO_2, or the equivalent of 25 automobiles running for one year	reducing hazardous air pollutants by approximately 24.5 pounds











Environmental impact estimates were calculated using the Environmental Paper Network Paper Calculator. For more information visit www.papercalculator.org.

PROXY STATEMENT SUMMARY

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2023 Annual Meeting of Stockholders. This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2023 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement and form of proxy are first being mailed on or about April 25, 2023, to our stockholders of record as of the close of business on April 13, 2023 (the "Record Date").

Date and Time	Place	Record Date
Wednesday, May 24, 2023, at 10:00 a.m. Eastern Time	Virtual Meeting Site: meetnow.global/MSLCA2X	You can vote if you were a stockholder of record as of the close of business on April 13, 2023

Admission: You will not be able to attend the Annual Meeting in person this year. You can access the Annual Meeting at meetnow.global/MSLCA2X. You will need to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare") by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time, on May 19, 2023. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the meeting, go to meetnow.global/MSLCA2X and enter your control number.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the 2023 Annual Meeting of Stockholders other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect three (3) members of our Board of Directors as Class II directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✓ **FOR** each Director Nominee	7-10, 56
PROPOSAL 2: Ratification of the Appointment of our Independent Public Accounting Firm To ratify the appointment of KPMG LLP as the company's independent registered public accounting firm for fiscal year 2023.	✓ **FOR**	8-10, 57
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✓ **FOR**	9, 58

GXO Logistics, Inc.

GOVERNANCE HIGHLIGHTS

Board and Committee Independence	Six of our eight current directors are independent. The Audit Committee, Compensation Committee and Nominating, Corporate Governance and Sustainability Committee consist entirely of independent directors.
Independent Board Oversight and Leadership Roles	Our Board has a lead independent director whose role is to complement our independent committees and independent committee chairs in providing effective Board oversight. Our Board also has an independent vice chair responsible for providing support on key governance matters and stockholder engagement to our chairman, lead independent director and the Board. These independent structures work in conjunction with our chairman. The Board believes its leadership structure as well as the leadership structure of our company function cohesively and serve the best interests of our stockholders based on our company's strategy and ownership structure.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with our company's business as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has a process to seek out highly qualified director candidates who would bring relevant experience to the Board in light of our growing scale and diversity.
Committee Rotations	As part of its annual review of committee assignments, the Board will periodically reconstitute its committees and their chairs to ensure effective functioning and new perspectives.
Director Elections	Our Board is currently composed of members of each class serving staggered three-year terms. We currently have two directors in Class I, three directors in Class II and three directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. By 2025, all of our directors will stand for election each year for one-year terms, and our Board will therefore no longer be divided into three classes.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting and Cybersecurity	By engaging in regular deliberations and participating in management meetings, our Board seeks to provide robust oversight of current and potential risks facing our company. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors. In addition, our Board maintains direct oversight over information technology and cybersecurity risk. The Board both receives and provides feedback on regular updates from management regarding information technology and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations.
Active Participation	Our Board held 11 meetings in 2022. Each person currently serving as a director attended over 90% of the Board meetings as well as over 85% of the meetings of any committee(s) on which he or she served. All directors are invited to attend committee meetings even if they are not members of the committee.
Clear Oversight of Sustainability	Our Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of our company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and governance ("ESG") matters and stakeholder perspectives as well as reviewing the company's annual ESG Report.

GXO Logistics, Inc.

2023 BOARD OF DIRECTORS NOMINEES

Our Board aims to create a diverse and highly skilled team of directors who provide our global company with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties—all in the context of the needs of the Board at that point in time and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. Our Board also endeavors to include highly qualified women and individuals from underrepresented groups in the candidate pool. The composition of our Board at year-end 2022 was:



The following table provides summary information about each director nominee. Our Board is currently classified with members of each class serving staggered three-year terms. We currently have two directors in Class I, three directors in Class II and three directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. By 2025, all of our directors will stand for election each year for one-year terms, and our Board will therefore no longer be divided into three classes.

Name	Director Since	Age	Occupation	Independent	Committee Memberships		
					AC	CC	NCGSC
Clare Chatfield	2021	65	Senior Partner at L.E.K. Consulting and head of L.E.K.'s Energy & Environment Practice.	Y	✓		
Joli Gross	2021	53	Senior Vice President, General Counsel and Corporate Secretary of United Rentals, Inc.	Y		✓	C
Jason Papastavrou	2021	60	Chief Investment Officer, ARIS Capital Management, LLC.	Y		C	✓

AC = Audit Committee
CC = Compensation Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee

C = Committee Chair
✓= Committee Member

GXO Logistics, Inc.

The following table provides a summary of the qualifications and experience of our directors and director nominees.

SKILL	NUMBER OF DIRECTORS
BUSINESS OPERATIONS	8
CORPORATE GOVERNANCE	8
CUSTOMER SERVICE	4
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY	6
EFFECTIVE CAPITAL ALLOCATION	4
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES	6
HUMAN RESOURCE MANAGEMENT	6
MULTINATIONAL CORPORATE MANAGEMENT	8
SALES AND MARKETING	5
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION	7
LOGISTICS INDUSTRY	4
RISK MANAGEMENT	8
TALENT MANAGEMENT AND ENGAGEMENT	7
TECHNOLOGY AND INFORMATION SYSTEMS	3

GXO Logistics, Inc.

2022 PERFORMANCE HIGHLIGHTS

In 2022, we reported the following key metrics of financial performance:

REVENUE

13.3%⬆

Revenue of $9 billion, driven by organic revenue growth* of 15.4%

NET INCOME ATTRIBUTABLE TO GXO

28.8%⬆

Net income attributable to GXO of $197 million, compared with $153 million in 2021

CASH FLOW FROM OPERATIONS

$542

$240 million free cash flow*

NET DEBT*

$1.3B

**$495 million in cash and cash equivalents
$1,806 million total debt
$800 million available debt capacity**

(as of December 31, 2022)

DILUTED EPS

26.5%⬆

Diluted EPS of $1.67 and adjusted diluted EPS* of $2.85

ADJUSTED EBITDA*

15.0%⬆

Adjusted EBITDA of $728 million, compared with $633 Adjusted pro-forma EBITDA* in 2021

*See Annex A for reconciliations of non-GAAP financial measures.

GXO Logistics, Inc.

ENVIRONMENTAL SUSTAINABILITY EFFORTS

We are focused on promoting sustainability in our operations for three key reasons: First, it is the right thing to do. Second, it reduces our costs in the short and long term, while increasing the resilience of our operations into the future. And third, it is vitally important to our customers. We expect to publish our 2022 ESG Report shortly,. highlighting our initiatives in the following areas:

Environmental

We see our business as uniquely suited to support the global transition to a circular economy that focuses on reducing waste and keeping products and materials in circulation as long as possible. We work with our customers to develop innovative, sustainable solutions that help them better serve their customers and achieve their own environmental goals while dramatically decreasing costs. Often, the positive results of these efforts are not reflected in our own environmental footprint. We understand that efficiencies in delivering products to consumers, including product returns, positively affect carbon footprints as well as decrease the need for excess manufacturing and avoid waste.

In addition to helping our customers succeed, we have set our own bold environmental sustainability targets and are on track to meet or exceed them:

LED	**80%** global operations using LED lighting by 2025
	80% global landfill diversion rate by 2025
	30% greenhouse gas emissions reduction (Scopes 1&2) by 2030 vs. 2019 baseline
	50% renewable energy in global operations by 2030
CO₂	**100%** carbon neutral (Scopes 1&2) by 2040

Social

We are building a workplace that cares for and develops our team members while we seek new ways to strengthen the communities in which we live and work.

With more than 130,000 team members in operations worldwide, we strive to be an employer of choice. We recognize the amazing potential we have to create new opportunities, not only for our customers but also for our teams and communities. We seek to create a positive work environment through ensuring the safety of our gamechangers, cultivating a culture of inclusion and belonging, providing opportunities for growth, providing competitive benefits, using innovation to make our gamechangers more efficient in what they do and supporting the causes that matter to their local communities. These efforts result in happier, more engaged team members and satisfied customers.

Governance

Throughout our organization and across more than 970 warehouses around the world, our values and our commitment to ESG guide the decisions we make. Doing business the right way supports our efforts to be an employer of choice as well as a business partner of choice, with our strong governance practices enabling customers to comfortably entrust us with their critical supply chain operations.

2022 COMPENSATION HIGHLIGHTS

The Compensation Committee's pay-for-performance philosophy is focused on rewarding our executives for performance that creates substantial, long-term value for our stockholders. As a result, long-term incentive compensation is tied to ambitious goals for key operational indicators that incentivize our executives to drive long-term stockholder value creation. Over time, we expect our financial and operational results to demonstrate the merits of this philosophy for our stockholders.

Further details about executive compensation decisions are described in the "Executive Compensation Elements and Outcomes for 2022" section of the Compensation Discussion and Analysis.

GXO Logistics, Inc.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (our "Board of Directors" or our "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2023 Annual Meeting of Stockholders (our "Annual Meeting") or any adjournment or postponement thereof. This Proxy Statement is being furnished by our Board for use at the Annual Meeting to be held on May 24, 2023, at 10:00 a.m. Eastern Time as a live webcast. You can access the meeting at meetnow.global/MSLCA2X with your control number.

This Proxy Statement and form of proxy are first being mailed on or about April 25, 2023, to our stockholders of record as of the close of business April 13, 2023 (the "Record Date").

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

- To elect three (3) members of our Board of Directors as Class II directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);
- To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for fiscal year 2023 (Proposal 2);
- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3); and
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of GXO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on April 13, 2023, the Record Date, you were a holder of record of our common stock.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast. You can access the Annual Meeting at meetnow.global/MSLCA2X. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare, by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Friday, May 19, 2023. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the meeting, go to meetnow.global/MSLCA2X and enter your control number. If your shares are held as Depositary Interests within the CREST system you have the right to direct the Custodian how to vote those Depositary Interests. Should you wish to participate in the Annual Meeting to vote electronically, follow the procedures detailed on the Form of Instruction.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with GXO during the Annual Meeting so they can ask questions of GXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question and answer session in advance by logging on to the meeting site at meetnow.global/MSLCA2X. Stockholders will need the control number on their proxy card or confirmation email from Computershare to submit a question. Click on the "Q&A" icon in the top right corner of the screen and submit your question. You may provide your name, address (city and state) and organization and, if applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting and during the Annual Meeting through the meeting website. We will answer as many questions during the meeting as time will allow and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across major browsers (e.g., MS Edge, Firefox, Chrome and Safari) and devices (e.g., desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not supported. Stockholders should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it prior to or during the meeting you may call 1-888-724-2416.

How many shares of GXO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 118,927,357 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock outstanding on the Record Date representing 59,463,679 votes must be present at the Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to the other proposals to be considered at the Annual Meeting, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on any proposal. If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of three (3) directors.** The election of each of the three (3) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023**. Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023, requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Because the proposed ratification of KPMG requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

GXO Logistics, Inc.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although the resolution is non-binding, our Board and the Compensation Committee will consider the voting results when making decisions regarding our executive compensation program.

  Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting with their specific instructions. Because the advisory vote to approve executive compensation requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. Broker non-votes will have no effect on the advisory vote to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote "**FOR**" the election of each director nominee named in this Proxy Statement, "**FOR**" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2023 and "**FOR**" the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully and then vote via internet or by telephone by following the instructions on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via internet or by telephone by following the instructions provided on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via internet or by telephone must be received by the closing of the polls at the virtual meeting. Please see the proxy card provided to you for instructions on how to submit your proxy via internet or by telephone. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other trustee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

Depositary Interest. Depositary Interest holders may generally vote (i) by mail by returning the completed Form of Instruction that was mailed to you, to the Depositary, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply-paid envelope provided by 3:00 p.m. (British Summer Time) on May 19, 2023; or (ii) by CREST. Should you wish to vote by utilizing the CREST voting service, you may do so for the Annual Meeting by the procedures described in the CREST manual. CREST Personal Members or other CREST Sponsored Members and those CREST Members who have appointed a voting service providers(s) should refer to their CREST Sponsor or voting service provider(s), who will be able to take appropriate action on their behalf. If you would like to attend the Virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 19, 2023, who will provide you with a Letter of Representation with respect to your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

For a vote made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK and Ireland (EUI)'s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent ID 3RA50 by 3:00 p.m (British Summer time) on May 19, 2023. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

GXO Logistics, Inc.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to ensure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by the required time. CREST members and their CREST sponsors or voting service providers should refer to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Depositary Interests via the Corporate Sponsored Nominee Facility. Depositary Interest holders via CSN may generally vote (i) by mail by returning the completed Form of Direction that was mailed to you, to the Custodian, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply paid envelope provided by 3:00 p.m. (British Summer Time) on May 18, 2023, or (ii) via the internet by directing Computershare, as provider of the CSN Service in which your UK Depositary Interests are held, how to vote the common stock underlying your Depositary Interest via the internet on Computershare's website by visiting www.investorcentre.co.uk/eproxy, where you will be asked to enter the Control Number, your Shareholder Reference Number and your unique PIN, which are detailed on the accompanying Form of Direction. Instructions must be validly returned and received by 3:00 a.m. (British Summer Time) on May 18, 2023. If you would like to attend the Virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 18, 2023, who will provide you with a Letter of Representation with respect to your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 10:00 a.m. Eastern Time on May 24, 2023.

If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card or fail to properly sign, date and return your proxy card, your shares will not be counted toward establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote "FOR" the election of the three nominees for each director named in "Proposal 1—Election of Directors," "FOR" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2023 and "FOR" the advisory approval of the resolution to approve executive compensation.

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee because they did not receive specific voting instructions from the stockholder on one or more proposals are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the three proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2023" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

GXO Logistics, Inc.

What if I want to change my vote?

Whether or not you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to our company (Attention: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831) prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., you hold your shares of our common stock in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the "SEC") within four (4) business days after the Annual Meeting. The Current Report on Form 8-K will also be available on the internet at our website, https://investors.gxo.com/.

Who will pay for soliciting proxies?

The company will pay for soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them $15,000 plus their expenses for providing such services. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address and the shares are held through a bank, broker or other holder of record ("street-name stockholders"), only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any such street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record or by sending a written request to: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by contacting Investor Relations by email at InvestorRelations@GXO.com. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2022 Annual Report are available on the internet at https://investors.gxo.com/.

GXO Logistics, Inc.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

AN OVERVIEW OF OUR MISSION AND HOW OUR BOARD COMPOSITION IS ALIGNED WITH OUR STRATEGY

We are the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. Our mission is to provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. As of December 31, 2022, we operated in more than 970 facilities worldwide, totaling approximately 200 million square feet of space that we operate primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among hundreds of customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods with high efficiency through their supply chains—from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

Our strategy is to help our customers manage their supply chains for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are both highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times and mitigating environmental impacts and being proactive in identifying potential improvements.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization. We care deeply about keeping our employees and customers happy and we view safety, sustainability, strong governance and a purpose-driven culture as essential components of value creation.

Our Board comprises a highly skilled group of leaders who share our values and reflect our culture. Many of our directors have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As described on page 4, our Board as a whole has extensive expertise in the following skill sets, all of which are relevant to our company, business, industry and strategy:

- Business operations;
- Corporate governance;
- Customer service;
- Environmental sustainability and corporate responsibility;
- Effective capital allocation;
- Critical analysis of corporate financial statements and capital structures;
- Human resource management;
- Multinational corporate management;
- Sales and marketing;
- Mergers and acquisitions, integration and optimization;
- The logistics industry;
- Risk management;
- Talent management and engagement; and
- Technology and information systems.

GXO Logistics, Inc.

DIRECTORS

Our Board of Directors currently consists of eight (8) members as set forth in the table below. Our amended and restated certificate of incorporation provides for a classified board of directors, with members of each class serving staggered three-year terms. We have two directors in Class I, three directors in Class II and three directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. By 2025, all of our directors will stand for election each year for one-year terms, and our board will therefore no longer be divided into three classes. The terms of directors in Classes I, II and III end at the annual meetings in 2025, 2023 and 2024, as indicated below.

Name	Age	Position	Class
Brad Jacobs	66	Non-Executive Chairman of the Board	Class III—Expiring 2024
Marlene Colucci	60	Vice Chair	Class III—Expiring 2024
Oren Shaffer	80	Lead Independent Director	Class III—Expiring 2024
Gena Ashe	61	Director	Class I—Expiring 2025
Clare Chatfield	65	Director	Class II—Expiring 2023
Joli Gross	53	Director	Class II—Expiring 2023
Jason Papastavrou	60	Director	Class II—Expiring 2023
Malcolm Wilson	64	Director and Chief Executive Officer	Class I—Expiring 2025

Set forth below is information regarding each of our directors and director nominees, including the experience, qualifications, attributes or skills that led our Board to conclude that each such nominee should serve as a director.

Brad Jacobs   Non-Executive Chairman and Director since 2021
Age: 66

 Mr. Jacobs has served as non-executive chairman of our Board of Directors since August 2, 2021. Mr. Jacobs has been the executive chairman of the board of directors at XPO, Inc. ("XPO") since November 1, 2022 and was previously chairman and chief executive officer from September 2011 to November 2022. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc. (NYSE: URI), which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Mr. Jacobs has served as the non-executive chairman of the board of directors of RXO, Inc. (NYSE:RXO) since November 1, 2022.

Board Committees: None.
Other Public Company Boards: XPO, Inc. and RXO, Inc.
Mr. Jacobs brings to the Board:
▪ In-depth knowledge of GXO's business resulting from his years of service with XPO as its chief executive officer;
▪ Leadership experience as XPO's executive chairman and former chief executive officer and a successful track record of leading companies that execute strategies similar to ours; and
▪ Extensive past experience as the chairman of the board of directors of several public companies.

GXO Logistics, Inc.

Marlene Colucci

Vice Chair since 2021
Independent Director since 2021

Age: 60



Ms. Colucci has served as vice chair of our Board of Directors since August 2, 2021. Ms. Colucci also served as a director of XPO from February 7, 2019 to August 2, 2021, when she resigned to join GXO's Board. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Ms. Colucci also serves on the Board of Directors for the National Endowment for Democracy. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She holds a juris doctorate degree from the Georgetown University Law Center.

Board Committees:
- Member of Compensation Committee
- Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None.

Ms. Colucci brings to the Board:
- Significant experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
- Meaningful perspectives on matters of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Oren Shaffer

Lead Independent Director since 2021

Age: 80



Mr. Shaffer has served as lead independent director of the company since August 2, 2021. Mr. Shaffer also served as a director of XPO from September 2, 2011 to August 2, 2021, when he resigned to join GXO's Board. From 2002 to 2007, Mr. Shaffer was vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc., executive vice president and chief financial officer of Ameritech Corporation and held senior executive positions with The Goodyear Tire & Rubber Company, where he also served on the board of directors. Additionally, Mr. Shaffer served as a director on the board of Terex Corporation from 2007 until May 2019. He holds a master's degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.

Board Committees:
- Chair of Audit Committee

Other Public Company Boards: None.

Mr. Shaffer brings to the Board:
- Senior financial, operational and strategic experience with various large companies;
- Corporate governance expertise from serving as director of various public companies; and
- Financial expertise related to his qualifications as an "audit committee financial expert" under SEC regulations.

GXO Logistics, Inc.

Gena Ashe   Independent Director since 2021

Age: 61



Ms. Ashe has served as a director of the company since August 2, 2021. Ms. Ashe also served as a director of XPO from March 21, 2016, to August 2, 2021, when she resigned to join GXO's Board. She has served as the chief legal officer and corporate secretary of Anterix Inc. since July 2019 and as the president and chief executive officer of GLA Legal Advisory Group, LLC since February 2018. She was senior vice president, chief legal officer and corporate secretary of Adtalem Global Education Inc. (NYSE: ATGE) from May 2017 to February 2018 and executive vice president, chief legal officer and corporate secretary of KKR portfolio company and BrightView Landscapes, LLC from December 2012 to June 2016. Ms. Ashe served as vice-chairman of the Supervisory Board of XPO Logistics Europe S.A. from February 2017 to June 2021. In addition, she has served as a director of the Cold Bore Capital Management portfolio company, American Landscape Partners, LLC since February 2021, a director of the Executive Leadership Council since January 2021 and a board trustee of Spelman College since 2014. Ms. Ashe holds a juris doctorate degree from Georgetown University Law Center, where she serves on the Georgetown Law Advisory Board, a master's degree in electrical engineering from Georgia Institute of Technology and a bachelor's degree in mathematics, with a physics minor, from Spelman College. She has completed the executive development program at the Wharton School of the University of Pennsylvania and holds a certificate in international management from Oxford University in England.

Board Committees:
▪ Member of Audit Committee

Other Public Company Boards: None.

Ms. Ashe brings to the Board:
▪ More than two decades of valuable legal experience with public and private companies, enabling her to provide guidance to the Board and management on legal matters, compliance and risk assessment and corporate governance best practices; and
▪ An in-depth understanding of the dynamics of three of our most important customer verticals: ecommerce, technology and food and beverage.

Clare Chatfield   Independent Director since 2021

Age: 65



Ms. Chatfield has served as a director of the company since July 22, 2021. Ms. Chatfield is a senior partner at L.E.K. Consulting and head of L.E.K.'s Energy & Environment Practice. Ms. Chatfield has worked at L.E.K. since 1990 and has led its Energy and Environment Practice since 2000. From 2016 until June 2021, Ms. Chatfield served as a director of XPO Logistics Europe S.A. and as the President of its Audit committee. Ms. Chatfield was a director of Daher Group and a member of Daher Group's Audit committee from 2016-2022 and was also a director of Groupe Antalys and member of the Remuneration and Management Committee. Since 2016, Ms. Chatfield is a director of the Savencia Group and the President of its Management and Remuneration Committee. Since December 2022, Ms. Chatfield is Chairperson of Chantiers de l'Atlantique, President of its Strategy Committee and a member of the Remuneration and ESG Committee. Ms. Chatfield holds an MBA from INSEAD and an undergraduate degree from the University of Cambridge in England.

Board Committees:
▪ Member of Audit Committee

Other Public Company Boards: None.

Ms. Chatfield brings to the Board:
▪ Significant financial and accounting expertise, including prior service on public company audit committees;
▪ Broad multinational corporate experience across the principal European markets where the company operates; and
▪ An in-depth understanding of environmental best practices and ESG matters.

Joli Gross Independent Director since 2021

Age: 53



Ms. Gross has served as a director of the company since August 2, 2021. Ms. Gross also serves as senior vice president, general counsel and corporate secretary of United Rentals, Inc. (NYSE:URI), a role she has held since May 2017. In her current role, Ms. Gross leads the United Rentals governance and environmental functions and is the executive sponsor of Planet United, its employee resource group focused on sustainability. From 2002 through 2017, Ms. Gross held various other positions in United Rentals' legal department. Prior to joining United Rentals, she was an associate with the law firm of Day, Berry & Howard LLP, specializing in commercial real estate and contracts, and with Edwards & Angell LLP, specializing in civil litigation and arbitration. She holds a juris doctorate from New England School of Law, a bachelor's degree from Boston University and a certificate in business excellence from the Columbia University Business School. Ms. Gross currently serves on the board of Family Centers.

Board Committees:
- Chair of Nominating, Corporate Governance and Sustainability Committee
- Member of Compensation Committee

Other Public Company Boards: None.

Ms. Gross brings to the Board:
- Extensive knowledge of commercial legal best practices from her prior private practice and corporate experiences;
- In-depth knowledge of sustainability as she oversees environmental matters at United Rentals, Inc. and is the executive sponsor of Planet United, United Rentals, Inc.'s employee resource group focused on sustainability; and
- Expertise related to corporate governance, risk management and cybersecurity preparedness from her role as general counsel at a public company.

Jason Papastavrou, Ph.D. Independent Director since 2021

Age: 60



Dr. Papastavrou has served as a director of the company since August 2, 2021. Dr. Papastavrou also served as a director of XPO from September 2, 2011 to August 2, 2021, when he resigned to join GXO's Board, and as lead independent director of Chicago Atlantic Real Estate Finance, Inc (NASDAQ:REFI) since December 2021. He founded ARIS Capital Management, LLC in 2004 and serves as its chief investment officer. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou served on the board of directors of United Rentals, Inc. (NYSE: URI) from April 2005 to May 2020.

Board Committees:
- Chair of Compensation Committee
- Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: Chicago Atlantic Real Estate Finance, Inc.

Dr. Papastavrou brings to the Board:
- Significant financial and accounting expertise, including prior service on public company audit committees; and
- Extensive experience with finance and risk-related matters from holding senior positions at investment management firms.

Malcolm Wilson
Age: 64



Director since 2021

Mr. Wilson has served as a director and Chief Executive Officer of the company since August 2, 2021. Prior to the formation of GXO, Mr. Wilson served as chief executive officer of XPO Logistics Europe. Mr. Wilson has three decades of executive experience managing multinational supply chain operations in North America, Europe and Asia. He joined XPO in 2015 through the company's acquisition of industry leader Norbert Dentressangle, where he led the logistics division and served on the executive board. Mr. Wilson grew the logistics division to global scale as Norbert Dentressangle's largest revenue-producing unit.

Board Committees: None.

Other Public Company Boards: None.

Mr. Wilson brings to the Board:
- Substantial industry expertise resulting from his service at XPO and Norbert Dentressangle; and
- Extensive leadership experience as XPO Logistics Europe's chief executive officer and having served on the executive board of other industry leaders.

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTORS AND DIRECTOR NOMINEES

	Brad Jacobs	Marlene Colucci	Oren Shaffer	Gena Ashe	Clare Chatfield	Joli Gross	Dr. Jason Papastavrou	Malcolm Wilson
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board given the importance of customer retention to our business model.	✓			✓		✓		✓
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓		✓	✓	✓		✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓		✓				✓	✓
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓		✓	✓	✓		✓	✓
HUMAN RESOURCE MANAGEMENT experience allows our Board to further our goals of making GXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓		✓	✓	✓		✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓	✓	✓	✓	✓	✓	✓
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓			✓	✓	✓		✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓		✓	✓	✓	✓	✓	✓
LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market positioning.	✓				✓		✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓	✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓		✓	✓	✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓			✓				✓

ROLE OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Our business and affairs are managed under the direction of our Board of Directors, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors and outside advisors.

Furthermore, our Board of Directors is committed to independent Board oversight. Our current Board leadership structure includes a non-executive chairman as well as a vice chair and a lead independent director. The position of non-executive chairman of the Board is currently held by Mr. Jacobs.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines (the "Guidelines"), which provide for an independent vice chair position as part of its ongoing commitment to strong corporate governance. The position of vice chair is defined as an independent director with authorities and duties that include: (i) presiding at meetings of the Board where the chairman and lead independent director are not present; (ii) assisting the chairman, when appropriate, in carrying out his duties; and (iii) such other duties, responsibilities and assistance as the Board or the chairman may determine. The vice chair is also available to meet with significant stockholders as required. Ms. Colucci was appointed to serve as vice chair on August 2, 2021.

In addition, the Board has provided that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors and who shall serve a term of at least one year. The position of lead independent director has been structured to serve as an effective balance to the chairman and to include, among other duties: (i) presiding at all meetings of the Board of Directors at which the chairman is not present; (ii) presiding at all executive sessions of the independent directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the chairman and the independent directors. On August 2, 2021, the independent directors appointed Mr. Shaffer to serve as lead independent director.

Further information regarding the positions of lead independent director and vice chair is set forth in the Guidelines. The Guidelines are available on the company's corporate website at www.gxo.com under the Investors tab.

Our Board of Directors held eleven meetings during 2022 and, in addition, acted one time via unanimous written consent. Each person currently serving as a director attended over 90% of the Board meetings as well as over 85% of the meetings of any committee(s) on which he or she served.

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All directors attended the Annual Meeting of Stockholders in 2022.

BOARD RISK OVERSIGHT

Our Board of Directors provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business and the execution of contingency plans are primarily the responsibilities of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to standing committees as follows:

- **Audit Committee.** The Audit Committee oversees the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses major financial risk exposures with our management and discusses the steps that management has taken to monitor and control these exposures. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company and for overseeing our companywide Code of Business Ethics and overall compliance with legal and regulatory requirements.
- **Compensation Committee.** The Compensation Committee monitors the risks associated with our compensation philosophy and programs. The Compensation Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders while holding our senior leadership team accountable.

GXO Logistics, Inc.

■ **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes as well as risks associated with the company's corporate sustainability practices and reporting.

In addition, the Board periodically holds special sessions to evaluate topical trends identified as significant risks or items of strategic interest, such as human resources management, information technology and cyber security. The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

Our Board of Directors has established three separately designated standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee. Each of these committees has a written charter that complies with applicable SEC rules and with the NYSE Listed Company Manual. These charters are available at www.gxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

The Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee are composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our Board chairman and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense as it desires. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate. All directors are invited to attend committee meetings even if they are not a member of the committee.

The following table sets forth the membership of each of our Board committees as of the Record Date. Mr. Jacobs and Mr. Wilson do not serve on any Board committees.

Name	Audit Committee	Compensation Committee	Nominating, Corporate Governance and Sustainability Committee
Gena Ashe	✓		
Clare Chatfield	✓		
Marlene Colucci		✓	✓
Joli Gross		✓	C
Jason Papastavrou		C	✓
Oren Shaffer*	C		

C = Committee chair   ✓= Committee member   ***** =Audit Committee Financial Expert

A brief summary of the committees' responsibilities follows:

Audit Committee. Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function, and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years and is able to read and understand fundamental financial statements. During 2022, the Audit Committee was comprised of the following three directors: Mr. Shaffer (chair), Ms. Ashe and Ms. Chatfield. During 2022, the Audit Committee met nine times. Our Board has determined that Mr. Shaffer qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act.

Compensation Committee. The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review company contributions to qualified and non-qualified plans, (iv) to prepare any report on executive compensation required by SEC rules and regulations, and (v) to retain independent compensation consultants and oversee the work of such consultants. During 2022, the Compensation Committee was comprised of the following three

GXO Logistics, Inc.

directors: Dr. Papastavrou (chair), Ms. Colucci and Ms. Gross. During 2022, the Compensation Committee met six times and, in addition, acted four times via unanimous written consent.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to the Board concerning committee appointments, (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters, (iv) to support the Board in its oversight of our company's purpose-driven sustainability strategies, performance and external disclosures, including ESG matters and related stakeholder engagement, and (v) to oversee an annual evaluation of our Board and its committees. During 2022, the Nominating, Corporate Governance and Sustainability Committee was comprised of the following three directors: Ms. Gross (chair), Ms. Colucci and Dr. Papastavrou. The Nominating, Corporate Governance and Sustainability Committee met three times during 2022.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2022.

2022 Director Compensation Table

Name	Fees Earned in Cash[1]	Stock Awards[2]	Total
Brad Jacobs[3]	$ 80,000	$ 190,016	$ 270,016
Marlene Colucci[4]	$ 105,000	$ 190,016	$ 295,016
Oren Shaffer[5]	$ 130,000	$ 190,016	$ 320,016
Gena Ashe[6]	$ 80,000	$ 190,016	$ 270,016
Clare Chatfield[7]	$ 80,000	$ 190,016	$ 270,016
Joli Gross[8]	$ 100,000	$ 190,016	$ 290,016
Jason Papastavrou[9]	$ 100,000	$ 190,016	$ 290,016

[1]   The amounts reflected in this column represent the fees earned by the directors for their service during 2022. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

[2]   The amounts reflected in this column represent the grant date fair value of the awards made in 2022, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation—Stock Compensation" ("ASC 718"). For further discussion of the assumptions used in the calculation of the grant date fair value, please see "Notes to Consolidated Financial Statements—Note 14. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2022. Each director serving on January 3, 2023, received an award of 4,453 RSUs on such date for service as a director in 2023. These awards vest on January 3, 2024, and are not reflected in the table above.

[3]   As of December 31, 2022, Mr. Jacobs held 2,120 RSUs. As of the Record Date, Mr. Jacobs beneficially owned a total of 1,691,310 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management." As of the date of this Proxy Statement, Mr. Jacobs beneficially owns a total of 1,691,310 shares of common stock.

[4]   As of December 31, 2022, Ms. Colucci held 10,907 RSUs. As of the Record Date, Ms. Colucci beneficially owned a total of 13,544 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

[5]   As of December 31, 2022, Mr. Shaffer held 65,987 RSUs. As of the Record Date, Mr. Shaffer beneficially owned a total of 97,123 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

[6]   As of December 31, 2022, Ms. Ashe held 33,781 RSUs. As of the Record Date, Ms. Ashe beneficially owned a total of 31,661 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

[7]   As of December 31, 2022, Ms. Chatfield held 2,120 RSUs. As of the Record Date, Ms. Chatfield beneficially owned a total of 3,193 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

[8]   As of December 31, 2022, Ms. Gross held 2,120 RSUs. As of the Record Date, Ms. Gross beneficially owned a total of 3,732 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

[9]   As of December 31, 2022, Dr. Papastavrou held 53,345 RSUs. As of the Record Date, Dr. Papastavrou beneficially owned a total of 233,553 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

The compensation of our directors is subject to approval by our Board and is based, in part, on the recommendation of the Compensation Committee. Directors who are employees of our company do not receive additional compensation for service as members of either our Board of Directors or its committees. For service during calendar year 2022, our non-employee directors received an annual cash retainer of $80,000, payable quarterly in arrears, and time-based RSUs ("Time-Based RSUs") worth $190,016. The annual grant of such Time-Based RSUs was made on the first business day of 2022 (the "RSU Grant Date") and the number of units was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the 10 trading days immediately preceding the RSU Grant Date. The vice chair of the Board received an additional $25,000 annual cash retainer, payable quarterly in arrears. The lead independent director also received an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairs of our Audit Committee, our Compensation Committee and our Nominating, Corporate Governance and Sustainability Committee each received an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses. In 2022, our Board adopted a stock ownership policy establishing guidelines and stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to a stock ownership guideline of six (6) times the annual cash retainer. To determine compliance with these guidelines, generally, common shares held directly or indirectly and unvested restricted stock units subject solely to time-based vesting count toward meeting the stock ownership guidelines. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have settled or have been exercised, as applicable. Until the guidelines are met, 70% of shares received upon settlement of equity-based awards are required to be retained by the director. Under the policy, a newly appointed director is required to reach the required ownership level no later than five years from the date of his or her appointment. As of the Record Date, all of our non-employee directors were in compliance with our stock ownership policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2022, the Compensation Committee was comprised of the following three directors: Dr. Papastavrou (chair), Ms. Colucci, and Ms. Gross. None of the members of our Compensation Committee has been an officer or employee of our company. During 2022, there were no material transactions between the company and the members of the Compensation Committee, other than described in the "Certain Relationships and Related Party Transactions" section on page 26, and none of our executive officers served on any compensation committee or board of directors of any entity that has one or more executive officers serving on our Compensation Committee or on our Board of Directors.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines on August 2, 2021.

The Guidelines serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics (the "Code") that applies to our directors and executive officers. This Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

The Guidelines and our Code are available on our website at www.gxo.com. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board of Directors is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Listed Company Manual. Our Board has affirmatively determined that each person who served as a director during any part of 2022, except for Mr. Jacobs and Mr. Wilson, our chairman of the Board and our chief executive officer, respectively, satisfies the independence standards under the Guidelines and the NYSE Listed Company Manual.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation Committee satisfies the NYSE standards for independence of Compensation Committee members, which became effective on July 1, 2013. Additionally, our Board has determined that each member of the Nominating, Corporate Governance and Sustainability Committee satisfies the NYSE standards for independence. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K. For Ms. Gross, those relationships included ordinary course commercial transactions between our company and the entity for which Ms. Gross serves as an executive.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board of Directors all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, broad experience; financial expertise; wisdom; integrity; an ability to make independent analytical inquiries; an understanding of our company's business environment; relevant knowledge and experience in such areas as technology, marketing and other disciplines relevant to our company's businesses; the nominee's ownership interest in our company; and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. When searching for new directors, our Board endeavors to identify highly qualified women and individuals from underrepresented minorities to include in the candidate pool. Our Board aims to create a team of diverse and highly skilled directors who provide our global company with thoughtful board oversight. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition.

The Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management and recommendations from our stockholders or any other source the committee deems appropriate, including a third-party consulting firm engaged to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same criteria that are brought to bear when it considers nominees referred by other sources. Our stockholders can nominate candidates for election as directors by following the procedures set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the 2023 Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

GXO Logistics, Inc.

BOARD OVERSIGHT OF HUMAN RESOURCE MANAGEMENT

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Our management team and Board work together in a transparent manner, allowing for open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, our chief human resources officer is invited to speak regularly at meetings of our Board, our Compensation Committee reviews broad-based employee compensation and benefits information and warehouse employees are invited to meet directly with the Board. Our directors also have opportunities to attend and participate in quarterly operating review meetings with business unit management and conduct visits to operational sites.

Under the leadership of our Board in 2022, we made significant investments in the safety, well-being and satisfaction of our employees in numerous areas, including: diversity, inclusion and belonging; health and safety; talent development and engagement; and total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace environment. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls and we use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process and we emphasize training and development.

We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow throughout their career, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential in supervisory roles into site leader positions. Our programs also serve to retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer a competitive compensation package to help attract and retain outstanding talent. We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our positioning as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback—in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial well-being, pension plans, profit sharing and local and global bonuses structured to offer competitive pay in each country.

Our 2022 ESG Report will provide additional details of our global progress in these key areas.

GXO Logistics, Inc.

BOARD OVERSIGHT OF ESG MATTERS

Our approach to ESG is one of purpose-driven progress rooted in innovation. We work to promote environmental sustainability, social initiatives and good governance through the decisions we make and our interactions with colleagues, customers, suppliers and other stakeholders. ESG features prominently in deliberations among our directors and informs their overall approach to risk oversight.

We believe that ESG is essential to our company's long-term viability. It fosters an inclusive workplace for our employees. In addition, ESG matters are important to many of our stakeholders who want to do business with partners that share their goals: for example, the transition to a low-carbon economy.

We publish our ESG Report annually with details on our progress in the areas of environmental sustainability, social initiatives and governance performance. Our 2022 ESG Report will be available at https://www.gxo.com/esg/. Members of our Board reviewed the contents of the ESG Report and provided feedback to the company. In addition, our Nominating, Corporate Governance and Sustainability Committee met with our Chief Compliance and ESG Officer to review and approve the ESG Report.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board maintains direct oversight over information technology and cybersecurity risk. The Board both receives and provides feedback on regular updates from management regarding information technology and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations. The Board also discusses relevant incidents in the industry and the emerging threat landscape.

We have a robust IT security team, managed by our chief information security officer. This team continuously reviews relevant legislative, regulatory and technical developments and enhances our information security capabilities to protect against potential threats. We are continually improving our detection and recovery processes and have rolled out an IT security training program that all employees are required to complete at regular intervals. We also obtained an information security risk insurance policy.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board of Directors, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors, c/o Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2024 Annual Meeting of Stockholders must be received by our Secretary no later than December 27, 2023, to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2024 Annual Meeting is held on or after May 24, 2024, any stockholder proposal to be considered at the 2024 Annual Meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 25, 2024, or later than February 24, 2024.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees at the 2024 Annual Meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 25, 2024.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

GXO Logistics, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

AGREEMENTS WITH XPO

On August 2, 2021, the spin-off of GXO from XPO was completed (the "Spin-Off"). Following the Spin-Off, XPO and GXO operate as separate publicly traded companies and neither entity has any ownership interest in the other. However, our Chairman, Mr. Brad Jacobs, serves as Executive Chairman of XPO. In connection with the Spin-Off, XPO and GXO entered into various agreements to effect the Spin-Off and provide a framework for their relationship after the Spin-Off, including a separation agreement, transition services agreement, tax matters agreement, employee matters agreement, and an intellectual property matters agreement. These agreements provided for the allocation between XPO and GXO of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Spin-Off and govern certain relationships between XPO and GXO after the Spin-Off. In 2022, the amount incurred by XPO to GXO and by GXO to XPO under the transition services agreement was approximately $1 million and $2 million, respectively. In addition, following the Spin-Off, we provide services to, and receive services from, XPO from time to time in the ordinary course of business and on an arms'-length basis. In 2022, we provided approximately $8 million in services to XPO and XPO provided approximately $58 million of services to GXO, representing an immaterial amount of GXO's revenue and expenses in 2022. We intend to receive services from XPO in the future in the ordinary course of our business and on an arms'-length basis.

In connection with the separation agreement, GXO entered into sublease agreements with XPO pursuant to which GXO subleases office and warehouse space from XPO. The subleases have terms ranging from a month to month basis to eight (8) years and annual lease payments ranging from approximately $14,000 to $750,000. In 2022, GXO paid XPO approximately $2 million for these subleases.

.

GXO Logistics, Inc.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires that GXO's directors, officers and persons who beneficially own 10% or more of GXO's common stock file with the SEC initial reports of ownership and reports of changes in ownership of our stock and our other equity securities. To GXO's knowledge, based solely on a review of the copies of such reports furnished to GXO and written representations that no other reports were required, during the year ended December 31, 2022, all such filing requirements applicable to GXO's directors, officers and greater than 10% beneficial owners were complied with except for Mr. Kirsis and Ms. Hammond, who filed one late report each regarding shares withheld to fund tax liability.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each NEO, and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner and which are exercisable or convertible within 60 days have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Beneficially Owned Shares of Common Stock	Outstanding[1] Percentage of Common Stock
Beneficial Ownership of 5% or more:		
Orbis Investment Management Limited[2] Orbis House, 25 Front Street Hamilton Bermuda HM11	15,048,184	12.7 %
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	11,609,578	9.8 %
The Vanguard Group[4] 100 Vanguard Blvd. Malvern, PA 19355	10,985,833	9.2 %
Pendal Group Limited[5] Level 14, The Chifley Tower 2 Chifley Square Sydney, 2000, NSW, Australia	5,965,359	5.0 %
Directors:		
Brad Jacobs	1,691,310 [6]	1.4 %
Marlene Colucci	13,544 [7]	*
Oren Shaffer	97,123 [8]	*
Gena Ashe	31,661 [9]	*
Clare Chatfield	3,193 [10]	*
Joli Gross	3,732	*
Jason Papastavrou, Ph.D.	233,553 [11]	*
NEOs:		
Malcolm Wilson+	141,004 [12]	*
Baris Oran	55,979 [13]	*
Karlis Kirsis	32,052 [14]	*
Maryclaire Hammond	21,988 [15]	*
Elizabeth Fogarty	1,256 [16]	*
Current Directors and Executive Officers as a Group (12 People)	2,326,395 [17]	2.0 %

*   Less than 1%

+   Director and Executive Officer

GXO Logistics, Inc.

(1) For purposes of this column, the number of shares of common stock outstanding reflects the sum of: (i) 118,927,357 shares of our common stock that were outstanding as of the Record Date, (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date and (iii) the number of shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date.

(2) Based on the Schedule 13G filed on February 14, 2023, by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Limited ("AGAPL"), which reported that, as of December 31, 2022, OIML beneficially owned 14,786,057 shares of GXO common stock, OIMUS beneficially owned 254,437 shares of GXO common stock, and AGAPL beneficially owned 7,690 shares of GXO common stock. The group has sole voting and sole dispositive power over such shares of GXO common stock.

(3) Based on the Schedule 13G filed on January 24, 2023, by BlackRock, Inc., which reported that, as of December 31, 2022, BlackRock, Inc. beneficially owned 11,609,578 shares of our common stock, with sole voting power over 11,222,518 shares of GXO common stock and sole dispositive power over 11,609,578 shares of GXO common stock.

(4) Based on the Schedule 13G filed on February 9, 2023, by The Vanguard Group, which reported that, as of December 30, 2022, The Vanguard Group beneficially owned 10,985,833 shares of GXO common stock with shared voting power over 53,294 shares of GXO common stock and sole dispositive power over 10,820,234 shares of GXO common stock and shared dispositive power over 165,599 shares of GXO common stock.

(5) Based on Schedule 13G filed on February 15, 2023 by Pendal Group Limited (AU), which reported that as of December 30, 2022, Pendal Group Limited beneficially owned 5,965,359 shares of GXO common stock. The group has sole voting and sole dispositive power over such shares of GXO common stock.

(6) Includes 1,300,701 shares of GXO common stock beneficially owned by JPE as a result of Mr. Jacobs being its managing member. In addition, Mr. Jacobs directly owns 390,609 shares of GXO common stock. As of the date of this Proxy Statement, Mr. Jacobs has indirect beneficial ownership of 1,300,701 shares of GXO common stock owned by JPE and direct beneficial ownership of 390,609 shares of GXO common stock.

(7) Includes 10,907 vested RSUs that are subject to a deferral election. On December 23, 2022, the Compensation Committee of the Board of Directors of GXO terminated the deferral and accelerated the payment of the RSUs to as soon as practicable after January 2, 2024 and not later than January 31, 2024.

(8) Includes 65,987 vested RSUs that are subject to a deferral election. On December 23, 2022, the Compensation Committee of the Board of Directors of GXO terminated the deferral and accelerated the payment of the RSUs to as soon as practicable after January 2, 2024 and not later than January 31, 2024.

(9) Includes 31,661 vested RSUs that are subject to a deferral election. On December 23, 2022, the Compensation Committee of the Board of Directors of GXO terminated the deferral and accelerated the payment of the RSUs to as soon as practicable after January 2, 2024 and not later than January 31, 2024.

(10) Includes 2,120 vested RSUs that are subject to deferral election. On December 23, 2022, the Compensation Committee of the Board of Directors of GXO terminated the deferral and accelerated the payment of the RSUs to as soon as practicable after January 2, 2024 and not later than January 31, 2024.

(11) Includes 180,208 shares of GXO common stock beneficially owned by Springer Wealth Management LLC, of which Dr. Papastavrou owns 100% of the equity securities. Includes 51,225 vested RSUs that are subject to a deferral election. On December 23, 2022, the Compensation Committee of the Board of Directors of GXO terminated the deferral and accelerated the payment of the RSUs to as soon as practicable after January 2, 2024 and not later than January 31, 2024.

(12) Includes 26,387 vested Options and 39,581 unvested Options that will vest on June 7, 2023. As of the date of this Proxy Statement, Mr. Wilson beneficially owns a total of 75,036 shares of common stock.

(13) Includes 21,989 vested Options and 32,984 unvested Options that will vest on May 17, 2023. As of the date of this Proxy Statement, Mr. Oran beneficially owns a total of 1,006 shares of common stock.

(14) Includes 4,398 vested Options. As of the date of this Proxy Statement, Mr. Kirsis beneficially owns a total of 27,654 shares of common stock.

(15) Includes 4,398 vested Options and 6,597 unvested Options that will vest on June 7, 2023. As of the date of this Proxy Statement, Ms. Hammond beneficially owns a total of 10,993 shares of common stock.

(16) As of the date of this Proxy Statement, Ms. Fogarty beneficially owns a total of 1,256 shares of common stock.

(17) Includes 136,334 shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes GXO's executive compensation program for 2022. The Compensation Committee of our Board of Directors (the "Committee") oversees our executive compensation program and practices. In this section, we explain the Committee's 2022 compensation decisions for the following NEOs.

NEO	2022 ROLE
Malcolm Wilson	*Chief Executive Officer*
Baris Oran	*Chief Financial Officer*
Karlis Kirsis	*Chief Legal Officer*
Maryclaire Hammond	*Chief Human Resources Officer*
Elizabeth Fogarty	*Chief Communications Officer*

This proxy statement discloses the compensation of our principal executive officer, principal financial officer and three next highest compensated executive officers, based on compensation for the year ended December 31, 2022 (collectively, the "NEOs").

2022 COMPANY PERFORMANCE HIGHLIGHTS

Overview

2022 marked another outstanding year for GXO. Under the leadership of our NEOs, GXO has firmly established itself as the leading pure-play logistics provider and delivered on its promise to make outsourced logistics a gamechanger for customers.

Highlights of our full-year 2022 performance include:

- $9.0 billion of revenue;
- $197 million of net income attributable to GXO;
- $1.67 of diluted EPS, and $2.85 of adjusted diluted EPS*;
- $728 million of adjusted EBITDA*;
- $542 million of cash flow from operations; and
- $240 million of free cash flow*.

   * See Annex A for reconciliations of non-GAAP financial measures.

In 2022, GXO's revenue and organic growth reached all-time record levels, and our pipeline of $2.1 billion contains significant opportunities across all verticals and geographies. We completed the acquisition of Clipper Logistics plc (the "Clipper acquistion") and now expect to realize the majority of the over $40 million in cost synergies on an accelerated basis.

Throughout 2022, GXO laid strong foundations to deliver the 2027 financial targets outlined at our Investor Day event in January 2023. Specifically, we secured contracts with an aggregate lifetime value of approximately $5 billion, we made investments to strengthen our clear technology advantage, and we took important steps to make our business simpler and more efficient.

Looking forward, the three powerful, global trends of ecommerce, outsourcing and supply chain resilience continue to drive accelerated growth in our industry.

Businesses are facing increasingly complex challenges. Rising consumer expectations, rapidly evolving technology and multiplying supply chain risks continue to drive demand for innovative warehousing solutions, and our differentiated combination of industry-leading technology, global scale and trusted expertise enable us to help more customers meet these challenges and continue to set GXO apart.

Our global reach—approximately 200 million square feet across 970 facilities and a team that numbers over 130,000 strong worldwide—make us uniquely capable of meeting needs of the world's largest multinational companies. Our leading position throughout North America and Western Europe allows us to share best practices across geographies and serve customers at the highest level, which is major competitive advantage and a key growth driver for GXO.

We believe we are the best in the industry in terms of tech implementation, automation, and data analytics, and our technological edge is fundamental to how we win and retain business. In 2022, we deployed the most technology in our history. We are constantly enhancing our capabilities to add more value and efficiency to customers' operations, and we are proud of our continued efforts to successfully make the workplace safer and more fulfilling for our team members.

Our technology is complemented by our deep and broad relationships with our customers, which are among the world's most sophisticated and successful brands. We have the global scale to be a trusted partner for our customers around the world, and our understanding of our customers' operations enables us to continue to win market share at a record pace.

We performed exceptionally well in our first full year as a standalone company, and we will continue to build on our industry-leading position in the years ahead.

OUR COMPENSATION PHILOSOPHY AND EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

GXO's executive compensation philosophy is founded on the following core objectives:

- Attract high-impact, results-oriented executives who will contribute to GXO's goal of maximizing stockholder value.

- Ensure that each executive receives market-competitive total compensation that encourages his or her long-term retention through business and individual performance assessments.

- Maintain executive focus on the company's top priorities of profitable growth, innovation, operational excellence and customer satisfaction.

- Set ambitious targets that incentivize our executives to drive long-term stockholder value creation without unnecessary risk.

- Align the interests of our executives with those of our stockholders by emphasizing high growth and high returns in our long-term, performance-based incentives.

- Incorporate stockholder feedback into the Committee's decision-making process.

STOCKHOLDER OUTREACH AND ENGAGEMENT

We believe that regular stockholder engagement is key to strong corporate governance and we recognize the value of engaging in constructive dialogue with stockholders on numerous topics, including business strategy, governance, executive compensation, corporate sustainability reporting and other important matters. We strive to continually improve in these areas and we value the opportunity to hold ongoing discussions with stockholders throughout the year. Our investor relations team engages regularly with both existing and prospective stockholders. Feedback from these sessions is shared with executive management and reflected in our strategic priorities.

In addition, following the publication of the company's inaugural Annual Report and ESG Report, we directly contacted to engage and/or engaged more substantively with our top stockholders representing approximately 42% of our outstanding common stock as of the record date of April 8, 2022 for the 2022 Annual Meeting of Stockholders, on governance, executive compensation and sustainability topics. At our 2022 Annual Meeting of Stockholders held on May 24, 2022, the executive compensation of our NEOs was approved by 94% of our stockholders present in person or represented by proxy at the 2022 Annual Meeting and entitled to vote on the matter. The Committee believes this conveys good support for our executive compensation program. The results of the annual stockholder say-on-pay vote help inform the Committee on the views of stockholders. The Committee considers the results of the say-on-pay vote and stockholder feedback when designing and deciding on future executive compensation programs.

COMPENSATION GOVERNANCE HIGHLIGHTS

The company has adopted a compensation governance framework that includes the components described below, each of which the Committee believes reinforces the company's executive compensation philosophy.

WHAT WE DO	WHAT WE DON'T DO
✓ **Significant emphasis on variable compensation.** Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance-based and annual short-term cash incentives. This allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis.	✗ **No exceptional perquisites.** Our NEOs have no relocation benefits or supplemental pension or retirement savings beyond what is provided broadly to all GXO employees. In addition, our NEOs have no perquisites such as personal use of company aircraft, executive health services, club memberships, stipends or financial planning services.
✓ **Substantial portion of compensation subject to creation of stockholder value.** Performance-based awards are, and have been, subject to meaningful stock price and/or financial-related performance goals measured over service-based vesting periods. The Committee also continually reviews the full portfolio of GXO stockholdings for each NEO to ensure there is a sufficient amount of compensation at risk and aligned with stockholder returns and value creation while sustaining the NEO's focus on the company's strategic objectives.	✗ **No pledging or hedging of company stock without preclearance.** Under our insider trading policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account without preclearance. In addition, without preclearance, they are prohibited from engaging in hedging transactions such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of company equity securities.
✓ **Stock ownership policies.** The Board has established stock ownership guidelines and stock retention requirements that encourage the strong ownership mindset that exists among our executives.	✗ **No guaranteed annual salary increases or bonuses.** Salary increases are not guaranteed annually and are benchmarked against market data. We do not guarantee bonus payouts.
✓ **Clawback policy.** Our NEOs are subject to clawback restrictions with respect to long-term and annual short-term incentive compensation.	✗ **No stock option repricing or discounted exercise price.** Our company's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ **Restrictive covenants.** Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ **No golden parachute excise tax gross-ups.** GXO does not provide golden parachute excise tax gross-ups.
✓ **Engage with stockholders.** Our Board values stockholder feedback and carefully considers investor perspectives for incorporation into its decision-making process around governance, compensation and sustainability practices.	✗ **No consultant conflicts.** The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading "Role of the Committee's Independent Compensation Consultant."

THE COMMITTEE'S COMPENSATION DECISION-MAKING PROCESS

In 2022, the Committee met six times and took four actions by unanimous written consent to discuss executive compensation and other items pursuant to its charter. In addition to the regular responsibilities of the Committee, members of the Board were invited to attend internal quarterly operating review meetings with executive management. These meetings included in-depth reviews of the company's financial results, as well as discussions about operational execution, sales, customer service, technology initiatives, process innovation, human capital management, safety, the market landscape and business growth trajectories. The meetings also included a review of key performance indicators that track the company's achievement of financial and non-financial objectives. Multiple Committee members attended these sessions to remain well-informed of the company's financial and operational performance.

GXO Logistics, Inc.

The Committee believes in an approach that balances evaluating individual and company performance results against formulaic programs to ensure maximum alignment with stockholder interests. The decision-making process incorporates an element of discretion, allowing the Committee to utilize a balanced, multi-dimensional approach to NEO compensation that includes a review of performance against goals.

NEO Compensation-Setting Process

The Committee considers several key factors in determining executive compensation.

KEY FACTORS CONSIDERED IN DETERMINING EXECUTIVE COMPENSATION
1   **The company's financial results relative to publicly disclosed targets for 2022**   ■ Our senior executives established goals for adjusted EBITDA, revenue and free cash flow that were approved by the Committee. These goals were reviewed with the Board periodically throughout the year. Performance against these goals was considered by the Committee when determining annual incentives.
2   **The current value of realized and future realizable payouts of previously awarded stock compensation**   ■ Stock-based compensation represents a significant portion of total realizable pay and, as a result, the Committee evaluates the current value of GXO stockholdings to assess whether there is sufficient compensation at risk of forfeiture and value fluctuation tied to the company's performance.
3   **Analysis of total reward levels relative to our core peer group and general industry**   ■ The Committee, with input from management and its independent advisor, established the compensation peer group used in benchmarking executive compensation levels to ensure that the peer companies reflect characteristics comparable to GXO.   ■ The companies comprising the compensation peer group represents companies with similar or adjacent business models and source talent from the same labor pools as GXO. In determining the peer group, the following factors were considered: (i) whether the company is publicly-traded on a major U.S. stock exchange, (ii) whether the company is within a revenue range comparable to GXO, (iii) whether the company is operating in an industry similar or adjacent to logistics, and (iv) whether the company has displayed a degree of peer similarity.   ■ Additionally, the Committee reviews general industry market data for similarly-sized companies based on revenue as a secondary reference. Given the significant number of senior executives hired from outside the transportation and logistics industry, general industry market data contributes to a comprehensive view of the market landscape.   ■ The combined consideration of the compensation peer group and general industry data ensures a balanced view of operating characteristics and performance comparability to GXO.

GXO Logistics, Inc.

GXO Compensation Peer Group

The Committee, with input from management and its independent compensation consultant, developed a compensation peer group consisting of 19 companies to assist in making 2022 compensation decisions. A number of screening criteria were used to determine the selected companies as detailed in the table above. Our compensation peer group had 2021 annual revenues ranging from $0.35 billion to $97.29 billion with median revenues of $7.06 billion. Our 2021 revenue of $7.94 billion positioned GXO at the 56th percentile of our compensation peer group. For 2022 compensation decisions, the compensation peer group consisted of the companies below:

Americold Realty Trust	Flex Ltd.
Aspen Technology, Inc.	Iron Mountain Incorporated
Avnet, Inc.	Pitney Bowes Inc.
C.H. Robinson Worldwide, Inc.	Rockwell Automation, Inc.
Celestica Inc.	Rollins, Inc.
Cintas Corporation	Ryder System, Inc.
Echo Global Logistics, Inc.[1]	Sanmina Corporation
Emerson Electric Co.	The Descartes Systems Group Inc.
Expeditors International of Washington, Inc.	United Parcel Service, Inc.
FedEx Corporation	

[1]   Echo Global Logistics, Inc. is no longer a listed company as it filed a Form 15-12b on December 7, 2021, regarding the certification and notice of termination of registration and as such has been removed from our 2022 Peer Group.

Pay Elements

Our executive compensation program consists of three primary elements: base salary, annual short-term incentive awards and annual long-term incentive awards. These elements are described in more detail below.

ELEMENT	PURPOSE	PAY-FOR-PERFORMANCE DESIGN
BASE SALARY	■ To attract and retain high-performing executives	■ Fixed cash compensation corresponds to experience and job scope and is aligned with market levels
ANNUAL SHORT-TERM INCENTIVE	■ To reward annual performance and individual contributions that support strategy and results	■ Executives become eligible for a bonus if threshold goals are met or exceeded ■ Payouts are determined based on an evaluation of performance across key financial metrics, including adjusted EBITDA, revenue and free cash flow, with awards ranging from zero to a cap of 200% of target
ANNUAL LONG-TERM INCENTIVE	■ To retain key executives and to align the interests of GXO executives with the achievement of sustainable long-term growth and performance	■ The Committee designs long-term incentive awards to motivate executives to achieve goals over an extended period; the Committee takes a strategic approach to the timing of grants to align awards with the company's strategy and stockholder returns

Target Pay Mix

We believe our NEO compensation program supports our Compensation Philosophy and Executive Compensation Program Objectives through a mix of compensation levers. Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance-based and annual short-term cash incentives. This allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis. For 2022, 84% of our CEO's Target Compensation mix and on average 75% of our Other NEOs Target Compensation mix is variable compensation as displayed in the charts below.

GXO Logistics, Inc.


CEO Target Compensation   **Other NEOs Target Compensation**







84% Variable Pay   *75% Variable Pay on Average*


EXECUTIVE COMPENSATION ELEMENTS AND OUTCOMES FOR 2022

Annual Base Salary

Annual base salary provides a fixed incentive that corresponds to an executive's experience and job scope. The Committee reviews base salaries annually to align with current market levels and consider other compensatory factors. The Committee reviewed market and peer data to determine the base salaries for our NEOs effective April 1, 2022. Mr. Wilson's base salary was increased from $650,000 to make progress against the market median rate and recognize leadership effectiveness. Ms. Hammond's base salary was increased from $400,320 to make progress against the market median rate. The other NEOs had no changes to base salary. The 2022 annual base salaries are set forth in the table below.

Executive Officer	Annual Base Salary (USD)
Malcolm Wilson	$750,000[1]
Baris Oran	$600,000
Karlis Kirsis	$425,000[1]
Maryclaire Hammond	$450,000[1]
Elizabeth Fogarty	$400,000

[1]   Annual base salaries for non-U.S. executive officers were determined in USD and converted and paid in British Pounds Sterling.

Annual Short-Term Incentive Target Opportunity

Our short-term incentive program is designed to reward annual performance that supports strategy and results. Each NEO is eligible for a target short-term incentive ("STI") amount. The Committee reviewed market and peer data to determine the STI target opportunity for our NEOs. As a result of this review, the Committee made no changes to the Target STI Opportunity percentage in 2022. The table below reflects the 2022 annual STI opportunity of each NEO.

Executive Officer	Annualized Base Salary	Target STI Opportunity (as a % of Base Salary)	Target STI Opportunity
Malcolm Wilson	$750,000	115%	$862,500
Baris Oran	$600,000	100%	$600,000
Karlis Kirsis	$425,000	100%	$425,000
Maryclaire Hammond	$450,000	75%	$337,500
Elizabeth Fogarty	$400,000	75%	$300,000

GXO Logistics, Inc.

Annual Short-Term Incentive Payout Eligibility and Range

The evaluation of short-term incentive payouts is based on a review of key performance measures that are of preeminent importance to the company and our stockholders. For the 2022 performance year, the Committee determined that the threshold goals per metric must be met or exceeded for NEOs to become eligible for a short-term incentive award, assuming they remained employed on the payment date. Based on the Committee's 2022 decision-making framework, cash STI payments are subject to a payout range of 0% to a cap of 200% of target, with straight-line interpolation results for all values in between.

2022 Annual Short-Term Incentive Financial Results Relative to Targets

As part of the company's forecasting process for 2022, senior executives established goals for three key performance indicators, which were reviewed with the Committee: adjusted EBITDA, revenue and free cash flow, as shown below. These metrics were selected as key indicators that are important to the company and our stockholders and are a reflection of strong company performance and aligned with the prevalent short-term incentive practices of our peers. Performance based on a scorecard of these three weighted metrics as set forth below was considered by the Committee when determining the 2022 annual incentive amounts for our NEOs.

- 50%—Adjusted EBITDA;

- 30%—Revenue; and

- 20%—Free Cash Flow.

As a result of the Financial Achievements against 2022 Targets, listed in the chart below, our NEOs were eligible for a 2022 STI payout of 105.88% of their individual target STI opportunity. The Committee reserves the right to reduce the payout percentage based on other factors.

PRIMARY PERFORMANCE INDICATORS SUPPORTING COMMITTEE ASSESSMENT			
Key Measures[1]	Weighting	2022 Targets	Financial Achievements %
Adjusted EBITDA[2]	50%	$720 million	96%
Revenue	30%	$8,551 million	99%
Free Cash Flow[2]	20%	$216 million	122%

[1] Excludes impact of the Clipper acquisition.

[2] See Annex A for a description of non-GAAP financial measures.

2022 Annual Short-Term Incentive Payout

Below is a summary of our NEOs' total annual STI opportunity at target and Total Actual STI payout as approved by the Committee with respect to 2022 final key measure outcomes.

STI FOR PERFORMANCE YEAR 2022					
		Target		Actual	
Executive Officer	Base Salary	Annual STI Opportunity (% of Base Salary)	Annual STI Opportunity	STI Funding Percentage[1]	Total Actual STI
Malcolm Wilson	$750,000	115%	$862,500	105.88%	$913,215
Baris Oran	$600,000	100%	$600,000	105.88%	$635,280
Karlis Kirsis	$425,000	100%	$425,000	105.88%	$449,990
Maryclaire Hammond	$450,000	75%	$337,500	95.29%	$321,611
Elizabeth Fogarty	$400,000	75%	$300,000	105.88%	$317,640

[1] The Committee chose to apply STI Funding Percentages consistent with the payout approach based on individual performance ratings utilized for all GXO STI participants.

GXO Logistics, Inc.

2022 LTI Design

GXO's 2022 LTI program consists of two equity vehicles, Performance Share Units ("PSUs") and Restricted Stock Units ("RSUs"), that are designed to align NEO performance with the interests of our stockholders and incentivize outperformance through achievement of long-term goals, and build retention amongst our key leaders. The Committee takes the view that long-term awards should incorporate ambitious strategic goals, with payouts tied to meeting rigorous measures that are tailored to the drivers of future outperformance without incurring unnecessary risk.

In structuring the 2022 PSUs, the Committee carefully considered our long-term strategy and market practice. They wanted to build a long-term award structure that incentivizes our NEOs to achieve sustainable value creation, focused on organic growth, while ensuring the continued health of the overall business. To achieve this, the following three performance metrics and weightings were selected:

Metric	Weighting
Relative total shareholder return ("rTSR") to outperform S&P Midcap 400 Index	34%
3-year cumulative annual organic revenue growth	33%
3-year average annual adjusted EBITDA conversion to free cash flows	33%

The use of organic revenue in this long-term plan, versus revenue in our 2022 STI plan, focuses on our ability to grow over the three-year performance period. The selection of adjusted EBITDA conversion to free cash flows focuses on our capacity to generate cash flow from our EBITDA. These financial metrics are key to both our short- and long-term strategic plans. They are also fundamental metrics used by investors to assess our performance. Further, the rTSR metric was selected to align pay with our shareholders' interests.

The PSUs granted by GXO to executive officers, including our NEOs, in 2022 have a three-year performance measurement period ending on December 31, 2024, and a four-year vesting period ending on January 15, 2026. Based on the Committee's 2022 decision-making framework, PSUs are subject to a payout range of 0% to a cap of 200% of target, with straight-line interpolation results for all values in between.

RSUs help us retain our key leaders and also provide a direct incentive to build stockholder value and contribute retention value in our LTI design. RSUs granted to Mr. Wilson, Mr. Kirsis and Ms. Hammond vest in equal installments on the second, third and fourth anniversaries of the grant date. RSUs granted to Mr. Oran and Ms. Fogarty vest in equal installments on the first, second, third and fourth anniversaries of the grant date.

2022 LTI Mix and Awards

The Committee approved the long-term incentive awards in 2022 comprising of 70% PSUs and 30% time-based RSUs for key positions, including our CEO and CFO. All other executive officer positions have awards comprising of 50% PSUs and 50% RSUs.

Executive Officer	PSUs Awarded (#)[1]	RSUs Awarded (#)[1]
Malcolm Wilson	26,250	11,250
Baris Oran	17,500	7,500
Karlis Kirsis	6,250	6,250
Maryclaire Hammond	5,000	5,000
Elizabeth Fogarty	3,750	3,750

[1] The grant date fair value of the awards in accordance with FASB ASC Topic 718, including the 2022 special grant below, can be found in the "Grants of Plan-Based Awards" table.

2022 Special Grant

On limited occasions, the Committee may provide equity incentives in addition to the normal LTI grants. In coordination with the 2022 LTI awards, the Committee granted 25,000 RSUs to Mr. Oran. The Committee intended the grant to enhance Mr. Oran's share ownership as the CFO of the company and drive further alignment with shareholders. These RSUs will vest in equal installments on the second and third anniversaries of the grant date.

OUR EXECUTIVE COMPENSATION GOVERNANCE FRAMEWORK

Stock Ownership Policies

We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary
- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested RSUs subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.

As of the Record Date, each NEO was in compliance with our stock ownership guidelines.

Clawback Policy

Our NEOs are subject to a clawback policy with respect to long-term and annual short-term incentive compensation. The Committee is focused on mitigating risk associated with the company's compensation program for NEOs and believes that clawback provisions are an important tool to achieve this.

Our clawback policy applies in the event of: (1) a breach of the restrictive covenants, (2) termination of his or her employment by our company for cause, or (3) his or her engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates. Upon any of these events, the company may terminate or cancel any equity-based or cash-based LTI award; require the NEO to forfeit or remit to the company any amounts payable, or the after-tax net amount paid or received with respect to any LTI award; or forfeit or remit any shares of the company's common stock that was received in connection with the LTI award.

As discussed further below, each NEO shall also be subject to any other clawback as may be required by applicable law or pursuant to an agreement between the NEO and the company.

Long-term incentive compensation

Certain of the NEO award agreements include clawback provisions under which the NEO may be required, upon certain triggering events, to repay all or a portion of long-term incentive compensation that was previously paid (including proceeds from previously exercised and vested equity-based awards) and to forfeit unvested equity-based awards during the term of the service agreements.

Annual short-term incentive compensation

In addition, if an NEO has engaged in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash bonus or annual bonus previously paid, net of any taxes paid by the NEO on such bonus; (ii) cancel any earned but unpaid cash bonus or annual bonus, and/or (iii) adjust the NEO's future compensation to recover an appropriate amount with respect to the restated financial results or the material loss.

Additional provision

To the extent that the rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our NEO service agreements and to the extent the company is required to implement a clawback policy pursuant to applicable law, the NEOs will each be subject to additional clawback provisions pursuant to such rules as described under the heading "Agreements with NEOs and Severance Plan—Clawbacks."

Role of the Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with GXO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed further below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our chief executive officer, Mr. Wilson, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent advisor before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with GXO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee retained Meridian Compensation Partners, LLC as its independent advisor. Among other things, the Committee's independent advisor consults on compensation and governance matters, monitors trends and evolving market practices in executive compensation and provides general advice and support to the Committee and the Committee's chair. Meridian Compensation Partners, LLC does not provide any other services to the company.

The Committee considered the independence of Meridian Compensation Partners, LLC in light of applicable SEC rules and NYSE listing standards. After taking into account the absence of any relationships with management and members of the Committee, as well as Meridian Compensation Partners, LLC internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent the firm from serving as an independent compensation consultant to the Committee.

OTHER COMPENSATION-RELATED ITEMS

Equity Granting Policy

All equity awards to NEOs are approved by the Committee with a grant date determined at the time of approval. The Committee does not target a specific time during the year to make equity grants, but grant dates are always on or after the date of Committee approval.

Benefits

Our U.S. NEOs are provided with the same benefits as are generally offered to other eligible employees, including participation in the GXO 401(k) Plan and insurance benefit programs. Our U.K. NEOs are provided with the same benefits as are generally offered to other eligible employees, including participating in the company pension and top-up plans as well as car allowances. Our NEOs receive minimal perquisites, as shown in the "All Other Compensation" table following this Compensation Discussion and Analysis.

Agreements with NEOs

We believe that it is in the best interests of our company to enter into agreements with our NEOs, which allow the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading "Agreements with NEOs and Severance Plan" and the tables that follow this Compensation Discussion and Analysis.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRS Code"), disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, we believe that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

COMMITTEE RISK OVERSIGHT

The Committee monitors the risks associated with our compensation philosophy and programs. The Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior

GXO Logistics, Inc.

executives to deliver long-term results for the company's stockholders while holding our senior leadership team accountable. The Committee believes that the company's compensation policies and practices for its employees are not reasonably likely to give rise to risk that would have a material adverse effect on the company. In reaching this conclusion, we considered the following:

- the Committee consists solely of independent non-employee directors and has engaged an independent, external compensation consultant to assist with creating the executive compensation program;
- our executive compensation program is heavily weighted toward variable compensation;
- a substantial portion of executive compensation consists of performance-based awards, which are subject to meaningful stock price and/or financial-related performance goals;
- we have adopted a stock ownership policy for directors and executive officers, which requires directors and executive officers to own meaningful levels of the company's stock;
- we have adopted a clawback policy for our executive officers, which provides for certain long-term incentive compensation and annual bonus (STI) forfeiture; and
- we have adopted an insider trading policy, which prohibits pledging or holding company securities in a margin account without preclearance.

COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

COMPENSATION COMMITTEE

Jason D. Papastavrou, Ph.D., Chair
Marlene M. Colucci, Member
Joli L. Gross, Member

GXO Logistics, Inc.

COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information concerning the total compensation earned by our NEOs for the year ended December 31, 2022.

Certain amounts paid to or earned by certain NEOs were paid in British Pounds Sterling. In the tables below, amounts for fiscal 2022 were converted to U.S. dollars at an exchange rate of approximately £1=$1.233 (the yearly average exchange rate during fiscal 2022 available on the Internal Revenue Service website).

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Malcolm Wilson[4]	2022	$ 661,025	$ —	$ 2,964,294	$ 1,095,854	$ 130,385	$ 4,851,558
Chief Executive Officer	2021	$ 537,024	$ 1,500,000	$ 6,746,322	$ 1,287,351	$ 106,236	$ 10,176,933
Baris Oran[5]	2022	$ 586,154	$ —	$ 3,847,196	$ 635,280	$ 62,276	$ 5,130,906
Chief Financial Officer	2021	$ 371,539	$ 750,000	$ 4,917,000	$ 894,000	$ 91,558	$ 7,024,097
Karlis Kirsis	2022	$ 392,278	$ —	$ 973,070	$ 510,245	$ 45,283	$ 1,920,876
Chief Legal Officer	2021	$ 363,441	$ 500,000	$ 1,349,421	$ 757,755	$ 46,144	$ 3,016,761
Maryclaire Hammond	2022	$ 398,691	$ —	$ 778,456	$ 363,611	$ 121,342	$ 1,662,100
Chief Human Resources Officer	2021	$ 351,653	$ 350,000	$ 1,274,332	$ 524,636	$ 119,631	$ 2,620,251
Elizabeth Fogarty[6]	2022	$ 390,769	$ —	$ 583,842	$ 317,640	$ —	$ 1,292,251
Chief Communications Officer	2021	$ 127,692	$ 100,000	$ 349,970	$ 149,408	$ —	$ 727,071

[1] The amounts reflected in this column represent the aggregate grant date fair value of the awards made during 2022 as computed in accordance with FASB ASC Topic 718. The grant date value of performance share units included in this column is based upon the probable outcome at the time of grant which is at target. See footnote 2 of the "Grants of Plan-Based Awards" table for the maximum value of the performance share units. For additional information related to the measurement of stock-based compensation awards, see Note 14 to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

[2] On March 7, 2023, the Committee awarded Mr. Wilson, Mr. Oran, Mr. Kirsis, Ms. Hammond and Ms. Fogarty 2022 annual incentive compensation pursuant to the company's Annual Incentive Plan ("AIP"). Payouts are determined based on an evaluation of performance across key financial metrics, including adjusted EBITDA, Revenue and Free Cash Flow, with awards ranging from 0% to a maximum of 200% of target. The three weighted metrics considered when determining the 2022 annual incentive amounts were (i) adjusted EBITDA weighted at 50%, (ii) Revenue weighted at 30% and (iii) Free Cash Flow weighted at 20%. See "Compensation Discussion and Analysis – Executive Compensation Elements and Outcomes for 2022" for additional details. Additionally, the amounts for Mr. Wilson, Mr. Kirsis and Ms. Hammond include payments of $182,639, $60,255 and $42,000, respectively, from the long-term cash awards that GXO assumed in connection with the Spin-Off.

[3] The components of "All Other Compensation" for 2022 are detailed in the "All Other Compensation" table.

[4] Mr. Wilson did not receive additional compensation for his service as a director.

[5] Mr. Oran joined GXO in May 2021.

[6] Ms. Fogarty joined GXO in September 2021.

We compensate our NEOs pursuant to the terms of their respective offer letter and service agreement, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our agreements with our NEOs, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

GXO Logistics, Inc.

All Other Compensation Table

The following table sets forth the amounts included in the "All Other Compensation" column in the "Summary Compensation" table for our NEOs in 2022.

	Matching Contributions to 401(k) Plan[1]	Perquisites and Other Personal Benefits[2]	Relocation[3]	Relocation Gross-up[4]	Total
Malcolm Wilson	$ —	$ 130,385	$ —	$ —	$ 130,385
Baris Oran	$ —	$ —	$ 33,534	$ 28,742	$ 62,276
Karlis Kirsis	$ 1,333	$ 28,865	$ 8,350	$ 6,736	$ 45,283
Maryclaire Hammond	$ 16,097	$ 48,561	$ 51,864	$ 4,820	$ 121,342
Elizabeth Fogarty	$ —	$ —	$ —	$ —	$ —

[1] Amounts in this column represent the company's contributions to the U.K. pension scheme for Mr. Kirsis and Ms. Hammond. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company. During the year ended December 31, 2022, Mr. Oran and Ms. Fogarty were not eligible to receive matching contributions as they did not meet the one-year minimum employment requirement for such contributions.

[2] Amounts in this column include the annual pension allowance for Mr. Wilson ($117,611), pension top-up payments for Mr. Kirsis ($16,090) and Ms. Hammond ($35,787) along with the car allowance benefits for these executives as outlined in their offer letters and consistent with other U.K. senior employees ($12,774 each for Mr. Wilson, Mr. Kirsis and Ms. Hammond).

[3] Amounts in this column reflect relocation benefits provided by the company as outlined in their offer letters.

[4] Amounts in this column reflect the tax gross-ups provided in respect to the relocation benefits provided by the company.

Grants of Plan-Based Awards

The following table sets forth additional details regarding grants of equity and non-equity plan-based awards. Additional information relevant to the equity awards shown in this table is included under the heading "Outstanding Equity Awards at Fiscal Year-End."

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards[4]
Malcolm Wilson	—	Cash Bonus	$ 431,250	$ 862,500	$ 1,725,000	—	—	—	—	—
	3/30/2022	RSU	—	—	—	—	—	—	11,250	$ 841,950
	3/30/2022[5]	PSU	—	—	—	13,125	26,250	52,500	—	$ 2,122,344
Baris Oran	—	Cash Bonus	$ 300,000	$ 600,000	$ 1,200,000	—	—	—	—	—
	3/30/2022	RSU	—	—	—	—	—	—	7,500	$ 561,300
	3/30/2022	RSU	—	—	—	—	—	—	25,000	$ 1,871,000
	3/30/2022[5]	PSU	—	—	—	8,750	17,500	35,000	—	$ 1,414,896
Karlis Kirsis	—	Cash Bonus	$ 212,500	$ 425,000	$ 850,000	—	—	—	—	—
	3/30/2022	RSU	—	—	—	—	—	—	6,250	$ 467,750
	3/30/2022[5]	PSU	—	—	—	3,125	6,250	12,500	—	$ 505,320
Maryclaire Hammond	—	Cash Bonus	$ 168,750	$ 337,500	$ 675,000	—	—	—	—	—
	3/30/2022	RSU	—	—	—	—	—	—	5,000	$ 374,200
	3/30/2022[5]	PSU	—	—	—	2,500	5,000	10,000	—	$ 404,256
Elizabeth Fogarty	—	Cash Bonus	$ 150,000	$ 300,000	$ 600,000	—	—	—	—	—
	3/30/2022	RSU	—	—	—	—	—	—	3,750	$ 280,650
	3/30/2022[5]	PSU	—	—	—	1,875	3,750	7,500	—	$ 303,192

[1] On March 7, 2023, the Committee awarded Mr. Wilson, Mr. Oran, Mr. Kirsis, Ms. Hammond and Ms. Fogarty 2022 annual incentive compensation pursuant to the company's Annual Incentive Plan ("AIP"). Payouts are determined based on an evaluation of performance across key financial metrics, including adjusted EBITDA, Revenue, and Free Cash Flow, with awards ranging from 0% to a cap of 200% of target. The three weighted metrics considered when determining the 2022 annual incentive amounts were (i) adjusted EBITDA weighted at 50%, (ii) Revenue weighted at 30% and (iii) Free Cash Flow weighted at 20%. See "Compensation Discussion and Analysis – Executive Compensation Elements and Outcomes for 2022" for additional details.

[2] The maximum value of the awards at the grant date are as follows: Mr. Wilson - $3,418,947, Mr. Oran - $2,279,298, Mr. Kirsis - $814,035, Ms. Hammond - $651,228 and Ms. Fogarty - $488,421.

42

GXO Logistics, Inc.

(3) Time-based restricted stock units granted to Mr. Wilson, Mr. Kirsis and Ms. Hammond will vest in equal increments on the second, third and fourth anniversaries of the grant date. Time-based restricted stock units granted to Mr. Oran and Ms. Fogarty will vest in equal increments on the first, second, third and fourth anniversaries of the grant date.

(4) The amounts reflected in this column represent the aggregate grant date fair value of the awards made during 2022 as computed in accordance with FASB ASC Topic 718. The grant date value of performance share units included in this column is based upon the probable outcome at the time of grant which is at target. See footnote 2 above for the maximum value of these awards. For additional information related to the measurement of stock-based compensation awards, see Note 14 to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

(5) The payout of performance share units will be determined based on the achievement of specific goals calculated over a three-year period beginning January 1, 2022, and ending on December 31, 2024. These performance share units have a four-year vesting period ending on January 15, 2026. The maximum payout amount for the performance share units is 200% of target and the threshold payout amount is 50% of target. No amount is payable if actual performance does not meet the threshold goal. See "Compensation Discussion and Analysis – 2022 LTI Design" for additional details.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2022. Upon the Spin-Off, outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

| | Option Awards | | | | Stock Awards | | | |
| | | | | | | | Equity Incentive Plan Awards | |
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price($)(2)	Option Expiration Date(3)	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested($)(5)	Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(6)	Market Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
Malcolm Wilson	26,387 (7)	237,491 (7)	$ 64.91	6/7/2031	73,972	$ 3,157,865	26,250	$ 1,120,613
Baris Oran	21,989 (8)	197,909 (8)	$ 65.60	5/17/2031	32,500	$ 1,387,425	17,500	$ 747,075
Karlis Kirsis	4,398 (9)	39,581 (9)	$ 64.13	7/15/2031	22,927	$ 978,754	6,250	$ 266,813
Maryclaire Hammond	4,398 (10)	39,581 (10)	$ 64.91	6/7/2031	13,164	$ 561,971	5,000	$ 213,450
Elizabeth Fogarty	—	—	$ —	—	6,561	$ 280,089	3,750	$ 160,088

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a termination of employment.

(1) For 12 months following the vesting date, shares issued upon the exercise of stock options are subject to a lock-up on sales, offers, pledges, contracts to sell, grants of any option, right or warrant to purchase, or other transfers or dispositions.

(2) Options are awarded by the Compensation Committee of the Board, and the exercise price is equal to the closing price of the company's common stock on the day the awards are granted subject to the conversion methodology as previously described.

(3) Options awarded by the Compensation Committee expire 10 years after the grant date.

(4) Restricted stock units and earned performance shares vest subject to the individual terms of each award agreement as follows:

- Restricted stock units granted in March 2019 to Mr. Wilson for 30,449 shares and Mr. Kirsis for 3,320 shares vested on March 15, 2023.

- Restricted stock units granted in January 2020 to Mr. Wilson for 4,849 shares, Mr. Kirsis for 1,601 and Ms. Hammond for 1,115 shares vested on January 15, 2023.

- Performance stock units granted in December 2020 to Mr. Wilson for 16,915 shares vest on December 8, 2023. The performance target for Mr. Wilson's December 2020 PSU award was met as of August 2, 2021.

- Restricted stock units granted in December 2020 to Mr. Kirsis for 6,852 shares and Ms. Hammond for 3,197 shares vest on December 8, 2023.

- Restricted stock units granted in March 2021 to Mr. Wilson for 10,509 shares, Mr. Kirsis for 4,904 shares and Ms. Hammond for 3,852 shares vest in three equal annual installments on March 10, 2023, March 10, 2024, and March 10, 2025.

- Restricted stock units granted in September 2021 to Ms. Fogarty for 2,811 shares vest in two equal annual installments on September 1, 2023 and September 1, 2024.

- Restricted stock units granted in March 2022 to Mr. Wilson for 11,250 shares, Mr. Kirsis for 6,250 shares and Ms. Hammond for 5,000 shares vest in three equal annual installments on April 1, 2024, April 1, 2025, and April 1, 2026.

GXO Logistics, Inc.

- Restricted stock units granted in March 2022 to Mr. Oran for 7,500 shares and Ms. Fogarty for 3,750 shares vest in four equal annual installments on April 1, 2023, April 1, 2024, April 1, 2025, and April 1, 2026.

- Restricted stock units granted in March 2022 to Mr. Oran for 25,000 shares vesting in two equal annual installments on April 1, 2024 and April 1, 2025.

(5) The values reflected in this column were calculated using $42.69, the closing price of the company's common stock on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022.

(6) The quantity of performance share units in this column reflects gross shares if actual performance meets threshold goal. See "Compensation Discussion and Analysis – 2022 LTI Design" for additional details.

(7) On June 7, 2022, Mr. Wilson vested in 26,387 stock options representing 10% of the original 263,878 stock options granted. The remaining unvested options vest on the following schedule: (1) 15% of the original grant quantity on the second anniversary of the grant date, (2) 20% of the original grant quantity on the third anniversary of the grant date, (3) 25% of the original grant quantity on the fourth anniversary of the grant date and (4) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was June 7, 2021.

(8) On May 17, 2022, Mr. Oran vested in 21,989 stock options representing 10% of the original 219,898 stock options granted. The remaining unvested options vest on the following schedule: (1) 15% of the original grant quantity on the second anniversary of the grant date, (2) 20% of the original grant quantity on the third anniversary of the grant date, (3) 25% of the original grant quantity on the fourth anniversary of the grant date and (4) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was May 17, 2021.

(9) On July 15, 2022, Mr. Kirsis vested in 4,398 stock options representing 10% of the original 43,979 stock options granted. The remaining unvested options vest on the following schedule: (1) 15% of the original grant quantity on the second anniversary of the grant date, (2) 20% of the original grant quantity on the third anniversary of the grant date, (3) 25% of the original grant quantity on the fourth anniversary of the grant date and (4) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was July 15, 2021.

(10) On June 7, 2022, Ms. Hammond vested in 4,398 stock options representing 10% of the original 43,979 stock options granted. The remaining unvested options vest on the following schedule: (1) 15% of the original grant quantity on the second anniversary of the grant date, (2) 20% of the original grant quantity on the third anniversary of the grant date, (3) 25% of the original grant quantity on the fourth anniversary of the grant date and (4) 30% of the original grant quantity on the fifth anniversary of the grant date, subject to the NEO's continued employment with the company. The grant date of these options was June 7, 2021.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Malcolm Wilson	—	$ —	55,720	$ 3,516,649
Baris Oran	—	$ —	—	$ —
Karlis Kirsis	—	$ —	13,412	$ 786,241
Maryclaire Hammond	—	$ —	8,740	$ 439,452
Elizabeth Fogarty	—	$ —	1,405	$ 61,089

(1) The values reflected in this column were calculated by multiplying the number of shares that vested in 2022 by the closing price of the company's common stock on the NYSE on each applicable vesting date.

GXO Logistics, Inc.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to Mr. Wilson, Mr. Oran, Mr. Kirsis, Ms. Hammond and Ms. Fogarty pursuant to their respective offer letter, confidential information protection agreement and service agreement, as applicable, and our severance plan upon the termination events as summarized below, as if each such event had occurred on December 31, 2022. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will only be determined upon the actual occurrence of any such event.

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

	Malcolm Wilson	Baris Oran	Karlis Kirsis	Maryclaire Hammond	Elizabeth Fogarty
Termination without Cause:					
Cash severance[1][2]	$ 1,987,500	$ 1,535,280 [3]	$ 850,000	$ 787,500	$ 917,640 [3]
Acceleration of equity-based awards[4][7]	$ 1,781,454	$ 449,526	$ 371,019	$ 193,941	$ 90,631
Continuation of medical/dental benefits[5]	$ 1,773	$ 16,100	$ 1,182	$ 1,660	$ 6,078
Total	**$ 3,770,726**	**$ 2,000,906**	**$ 1,222,200**	**$ 983,100**	**$ 1,014,349**
Voluntary Termination:					
Cash severance[1][8]	$ 750,000	$ —	$ 425,000	$ 450,000	$ —
Acceleration of equity-based award[4][7]	$ 1,235,619	$ —	$ 178,700	$ 45,678	$ —
Continuation of medical/dental benefits	$ —	$ —	$ —	$ —	$ —
Total	**$ 1,985,619**	**$ —**	**$ 603,700**	**$ 495,678**	**$ —**
Termination for Cause:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Acceleration of equity-based awards	$ —	$ —	$ —	$ —	$ —
Continuation of medical/dental benefits	$ —	$ —	$ —	$ —	$ —
Total	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Disability:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Acceleration of equity-based award[4][7]	$ 343,441	$ 449,526	$ 100,962	$ 80,812	$ 90,631
Continuation of medical/dental benefits	$ —	$ —	$ —	$ —	$ —
Total	**$ 343,441**	**$ 449,526**	**$ 100,962**	**$ 80,812**	**$ 90,631**
Death:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Acceleration of equity-based awards[4][7]	$ 4,278,477	$ 2,134,500	$ 1,245,566	$ 775,421	$ 440,177
Continuation of medical/dental benefits	$ —	$ —	$ —	$ —	$ —
Total	**$ 4,278,477**	**$ 2,134,500**	**$ 1,245,566**	**$ 775,421**	**$ 440,177**
Change of Control and No Termination:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Acceleration of equity-based awards[4][7]	$ 207,004	$ —	$ 68,347	$ 47,599	$ —
Continuation of medical/dental benefits	$ —	$ —	$ —	$ —	$ —
Total	**$ 207,004**	**$ —**	**$ 68,347**	**$ 47,599**	**$ —**
Change of Control and Termination without Cause or for Good Reason:[6][7]					
Cash severance[1][9]	$ 4,893,750	$ 3,000,000	$ 2,125,000	$ 1,912,500	$ 1,700,000
Acceleration of equity-based awards[4][6][7]	$ 4,278,477	$ 2,134,500	$ 1,245,566	$ 775,421	$ 440,177
Continuation of medical/dental benefits[5]	$ 1,773	$ 16,100	$ 1,182	$ 1,660	$ 6,078
Total	**$ 9,174,000**	**$ 5,150,600**	**$ 3,371,748**	**$ 2,689,581**	**$ 2,146,254**

[1]   Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.

[2]   In the event of a termination by our company without Cause, cash severance payable to the NEO under the severance plan will be reduced, dollar for dollar, by other income earned by such NEO and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable NEO may separately be entitled to receive from the company or any affiliate based on any employment agreement, confidential information protection agreement or other contractual obligation or statutory scheme. In the event of a termination by our company without Cause, the cash severance payable to Mr. Wilson, Mr. Kirsis and Ms. Hammond under the severance plan is greater than the amount and value of pay in lieu of notice under the respective NEO's U.K. service agreement. Under the non-duplication provisions within the severance plan, any payment of salary during the notice period and/or payment in lieu of notice would be offset against the payments payable to Mr. Wilson, Mr. Kirsis and Ms. Hammond under the plan. As such, the calculations of cash severance

pay for Mr. Wilson, Mr. Kirsis and Ms. Hammond in the above table reflect the respective NEO's maximum cash severance payable under the severance plan, using the respective NEO's base salary effective as of December 31, 2022, plus a pro rata portion of the applicable NEO's target bonus for the year in which termination occurs. In the event of a termination by our company without Cause, Mr. Oran and Ms. Fogarty will be entitled to the greater of the cash severance payable under the severance plan or the cash severance payable under their respective confidential information protection agreement. The calculations of severance pay for Mr. Oran and Ms. Fogarty in the above table reflect the respective NEO's maximum cash severance payable under the respective confidential information protection agreement, using the respective NEO's base salary effective as of December 31, 2022, plus a pro rata portion of the NEO's award under the AIP for the year in which termination occurs, payable during the 18-month post-termination non-compete period.

(3) Our company has the right to extend the period during which Mr. Oran and Ms. Fogarty are bound by the non-competition covenant in his or her confidential information protection agreement for up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Mr. Oran and Ms. Fogarty, as applicable, would be entitled to receive cash compensation equal to his or her monthly base salary as in effect on the date his or her employment terminated, plus an amount equal to 50% of the respective NEO's target bonus amount under the AIP for the year in which termination occurs. Fully extending the non-compete provision would increase the amounts shown as "Cash Severance" by up to $1,200,000 for Mr. Oran and $700,000 for Ms. Fogarty. These amounts assume the company fully extended the non-compete periods.

(4) The values reflected in this column were calculated using $42.69, the closing price of a company share on the NYSE on December 31, 2022, the last trading day of our fiscal year 2022.

(5) The amounts of continued medical and dental benefits shown in the table for Mr. Wilson, Mr. Kirsis and Ms. Hammond reflect payment under the severance plan of a lump sum amount to the applicable NEO in lieu of the per annum costs for the company or its affiliate to provide health benefits for the applicable NEO pursuant to applicable law. The amounts were converted to U.S. dollars at an exchange rate of approximately £1=$1.233 (the yearly average exchange rate during fiscal 2022 available on the Internal Revenue Service website). The amounts of continued medical and dental benefits shown in the table for Mr. Oran and Ms. Fogarty (i) have been calculated based upon our current actual costs of providing the benefits through COBRA and (ii) have not been discounted for the time value of money. In the event of a termination without Cause, continued medical and dental benefits for Mr. Oran and Ms. Fogarty would cease when the respective NEO commences employment with a new employer.

(6) The stock options our NEOs received in connection with their offer letters accelerate only if they are not assumed or substituted and otherwise provided for vesting only upon an involuntary termination or termination for Good Reason following a Change of Control.

(7) Other awards including future awards issued under the company's 2021 Omnibus Incentive Compensation Plan and awards that GXO assumed in connection with the Spin-Off provide for pro-rata vesting in connection with certain terminations of employment. In cases of a Change of Control, awards accelerate only if they are not assumed or substituted, along with an involuntary termination or termination for Good Reason. In limited cases, some awards that GXO assumed in connection with the Spin-Off automatically vest in connection with a Change of Control.

(8) In the event of a resignation by either Mr. Wilson, Mr. Kirsis or Ms. Hammond, the amounts shown assume they receive full pay in lieu of notice under the respective NEO's U.K. service agreement or they receive the money as a monthly payment of salary because they either work out their notice period or they are placed on garden leave for the notice period. If the NEO resigns, the NEO and the company will most likely agree to a shorter notice period, reducing the amount of money that would have to be paid to the NEO.

(9) Pursuant to the severance plan discussed below, in the event of a termination without Cause or by the NEO for Good Reason upon or within two (2) years of a "change in control" (as defined in the severance plan), the applicable NEO (other than Mr. Wilson) will receive a lump sum cash severance payment equal to two times the sum of the NEO's annual base salary and target annual bonus plus a pro-rata portion of the applicable NEO's target bonus, and Mr. Wilson will receive two and one-half times the sum of his annual base salary and target annual bonus, plus a pro-rata portion of his target bonus.

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to the compensation of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

We previously identified our median employee using our world-wide employee population as of December 31, 2021 and measuring compensation based on total pay actually received over the period January 1, 2021 to December 31, 2021. There has been no change in our employee population, our employee compensation arrangements or our median employee's circumstances that we believe would significantly impact our pay ratio disclosure. Therefore, as permitted by SEC rules, we calculated the 2022 pay ratio set forth below using the same median employee that we used to calculate our 2021 pay ratio.

- The median employee was identified by calculating the 2021 cash compensation for the population of 74,902 employees excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into U.S. dollars using the average currency conversion rates during December 2021.

- As of December 31, 2021, GXO had 74,902 employees globally, including 20,974 U.S. employees and 53,928 non-U.S. employees. In determining the identity of our median employee, we excluded a total of 650 employees

GXO Logistics, Inc.

from China (283), Hong Kong (13), Ireland (68) and Singapore (286). After excluding these countries and employees, we determined the identity of the median employee from a population of 74,252 employees (20,974 U.S. employees and 53,278 non-U.S. employees). This employee group included full-time, part-time and seasonal employees.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we used for our CEO in the 2022 Summary Compensation Table. This compensation calculation includes, where applicable, base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards and 401(k) company match. The compensation for our median employee was $40,186 and the compensation for our CEO was $4,851,558.

2022 Pay Ratio

Based on the above information, we reasonably estimate that for 2022 our CEO's annual total compensation was 121 times that of the median of the annual total compensation of all our employees excluding the CEO. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies.

PAY VERSUS PERFORMANCE DISCLOSURE

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation "actually paid" (referred to as "Compensation Actually Paid" or the "CAP Amounts") to the Chief Executive Officer ("CEO") and the Other Named Executive Officers ("Other NEOs") and the financial performance of the company. Compensation Actually Paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 32 of this Proxy Statement.

The financial performance measures included in the Table below are the company's total shareholder return ("TSR"), peer groups TSR, based on the S&P 500 Technology Index and the S&P 500 Transportation Index (as disclosed under Item 201(e) of Regulation S-K), and the company's GAAP Net Income. Adjusted EBITDA was identified by the company as the most important financial measure used to link Compensation Actually Paid to company performance for the most recently completed fiscal year.

					Value of Initial Fixed $100 Investment Based on:				
Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid for CEO[1,2]	Average Summary Compensation Table Total for Other NEOs[1]	Average Compensation Actually Paid for Other NEOs[1,2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[3,4]	Peer Group Total Shareholder Return[3,5]	GAAP Net Income ($ Millions)	Adjusted EBITDA ($ Millions)[6]
2022	$4,851,558	($9,675,963)	$2,501,533	($1,199,638)	$47.00	$72.21	$82.40	$197	$728
2021	$10,176,933	$20,101,518	$3,347,045	$5,269,838	$144.01[7]	$113.85[7]	$110.27[7]	$153[7]	$329[7]

[1] The CEO was Malcolm Wilson for all years in the table. The Other NEOs were Baris Oran, Karlis Kirsis, Maryclaire Hammond and Elizabeth Fogarty for all years in the table.

[2] The following table describes the adjustments to calculate the CAP Amounts from the Summary Compensation Table Amounts ("SCT Amounts"). Pursuant to the applicable rules, the amounts in the "Stock Awards" column from the Summary Compensation Table are subtracted from the SCT Amounts and the values reflected in the table below are added or subtracted as applicable. The fair value of equity awards was computed in accordance with the company's methodology used for financial reporting purposes.

	2022		2021	
	CEO	**Other NEOs***	**CEO**	**Other NEOs***
Total Compensation as reported in Summary Compensation Table (SCT)	$ 4,851,558	$ 2,501,533	$ 10,176,933	$ 3,347,045
Aggregate grant date fair value of stock awards granted during the year	(2,964,294)	(1,545,641)	(6,746,322)	(1,972,681)
Year-end fair value of stock awards granted in current year	1,323,040	767,803	12,250,385	3,497,007
Change in fair value from end of prior fiscal year to vesting date for stock awards made in prior fiscal years that vested during current fiscal year	(2,262,276)	(424,987)	-	24,735
Change in fair value of stock awards from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	(10,623,991)	(2,498,346)	4,420,522	373,732
Compensation Actually Paid	($ 9,675,963)	($ 1,199,638)	$ 20,101,518	$ 5,269,838

* Amounts presented are averages for the entire group of Other NEOs in each respective year.

(3)   TSR, in the case of both the company and the peer groups, for Year 2021 reflects the cumulative return of $100 as if invested on August 2, 2021, the date of the Spin-Off, through the end of the 2021 fiscal year and assumes the reinvestment of dividends. TSR for Year 2022 reflects the cumulative return of $100 as if invested at the beginning of the 2022 fiscal year through the end of the 2022 fiscal year and assumes the reinvestment of dividends.

(4)   The peer group used is the S&P 500 Technology Index.

(5)   The peer group used is the S&P 500 Transportation Index.

(6)   See Annex A for reconciliation of non-GAAP financial measures.

(7)   Reflects the time period of August 2, 2021, the date of the Spin-Off, through the end of 2021.

Relationship Between Compensation Actually Paid and Performance Measures

The following graphs describe the relationships between the CAP Amounts (as calculated above) for our CEO and Other NEOs as compared to our TSR, GAAP Net Income and Adjusted EBITDA. In addition, the first chart below compares our cumulative TSR and peer group cumulative TSR for the indicated years.





GXO Logistics, Inc.



Most Important Financial Performance Measures

The following is a list of the most important financial performance measures used by the company to link compensation actually paid to the NEOs and company performance for the fiscal year ended December 31, 2022:

Financial Performance Measures*
Adjusted EBITDA
Organic Revenue
Free Cash Flow

* See "Non-GAAP Financial Measures" in Annex A for additional information.

AGREEMENTS WITH NEOS AND SEVERANCE PLAN

XPO or GXO entered into offer letters and service agreements with each of the NEOs. These offer letters and service agreements became effective and to the extent applicable GXO assumed such agreements as of the Spin-Off date. Also, in connection with the Spin-Off, GXO adopted an executive severance plan. The material terms of these letters, service agreements and the severance plan are described below.

Special Note Regarding the Spin-Off

Upon the Spin-Off, outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement between GXO and XPO. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

Offer Letter and Service Agreement with Chief Executive Officer

The offer letter and service agreement with Malcolm Wilson provide for Mr. Wilson to serve as Chief Executive Officer of GXO and to receive an annual compensation package consisting of a base salary of £468,000, a target annual bonus award of 115% of base salary, an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $850,000 for the 2021 performance year and a pension allowance equal to 17.79% of base salary. In addition, the offer letter and service agreement provide for an XPO equity award of 120,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Wilson's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off as described above

GXO Logistics, Inc.

under "Special Note Regarding the Spin-Off." Mr. Wilson's base salary is subject to annual review and adjustment by our Compensation committee. Mr. Wilson's annual base salary was $750,000, effective April 1, 2022.

Offer Letter with Chief Financial Officer

The offer letter with Baris Oran provides for Mr. Oran to serve as Chief Financial Officer of GXO and to receive an annual compensation package consisting of a base salary of $600,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $800,000 for the 2021 performance year. In addition, the offer letter provides for an XPO equity award of 100,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Oran's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Oran's base salary is subject to annual review and adjustment by our Compensation committee. Mr. Oran's annual base salary was $600,000, effective May 14, 2021.

Offer Letter and Service Agreement with Chief Legal Officer

The offer letter and service agreement with Karlis Kirsis provide for Mr. Kirsis to serve as the Chief Legal Officer and to receive an annual compensation package consisting of a base salary of £310,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 50% restricted stock units and 50% performance-based restricted stock units with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Kirsis' continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Kirsis also entered into a U.K. pension top-up agreement with XPO in connection with his role with GXO following the Spin-Off, which states that XPO will provide a top-up to his pension account of 4% of base salary, subject to his individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Mr. Kirsis' base salary is subject to annual review and adjustment by our compensation committee. Mr. Kirsis' annual base salary was $425,000, effective April 1, 2022.

Offer Letter and Service Agreement with Chief Human Resources Officer

The offer letter and service agreement with Maryclaire Hammond provide for Ms. Hammond to serve as the Chief Human Resources Officer of GXO and to receive an annual compensation package consisting of a base salary of £288,000, a target annual bonus award of 75% of base salary and an annual equity award consisting of 50% restricted stock units and 50% performance-based restricted stock units with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Ms. Hammond's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Ms. Hammond also entered into a U.K. pension top-up agreement with XPO in connection with her role with GXO following the Spin-Off, which states that XPO will provide a top-up to her pension account of 4% of base salary, subject to her individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Ms. Hammond's base salary is subject to annual review and adjustment by our Compensation committee. Ms. Hammond's annual base salary was $450,000, effective April 1, 2022.

Offer Letter with Chief Communications Officer

The offer letter with Elizabeth Fogarty provides for Ms. Fogarty to serve as Chief Communications Officer of GXO and to receive an annual compensation package consisting of a base salary of $400,000, a target annual bonus award of 75% of base salary and an annual equity award of RSUs with a total target value of $450,000 that will vest in installments over the three-year period following the grant date, subject to Ms. Fogarty's continued employment with GXO through each applicable vesting date. Ms. Fogarty's base salary is subject to annual review and adjustment by our Compensation committee. Ms. Fogarty's annual base salary was $400,000, effective September 1, 2021.

GXO Severance Plan

In connection with the Spin-Off, GXO adopted a severance plan. The eligible participants under the severance plan include the NEOs and our other executive officers and key members of executive management.

Pursuant to the severance plan, any GXO executive officer whose employment is terminated without "cause" at any time other than within the two years following a "change in control" (as such terms are defined in the severance plan) of GXO would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement that includes restrictive covenants relating to confidentiality, ownership of intellectual property, non-hire and non-solicitation of employees, non-solicitation of customers, non-competition and non-disparagement):

- continuation of annual base salary for 18 months (for the Chief Executive Officer) or 12 months (for other executive officers);
- a prorated target annual bonus for the year of termination (the "Prorated Bonus"); and
- up to 18 months (for the Chief Executive Officer) or 12 months (for other executive officers) of healthcare benefit coverage continuation at the active employee rate for healthcare benefit coverage or a cash payment in lieu thereof (the "Healthcare Benefit").

Pursuant to the severance plan, any GXO executive officer whose employment is terminated without Cause or who resigns for Good Reason on, or within the two years following, a "change in control" (as such terms are defined in the severance plan) of GXO, would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement, service agreement or other similar contractual obligations):

- a lump sum cash severance payment equal to two and one-half times (for the Chief Executive Officer) and two times (for other executive officers) the sum of (a) the officer's annual base salary and (b) the officer's target annual bonus;
- the Prorated Bonus; and
- the Healthcare Benefit.

The severance plan provides that, in the event that the payments and benefits to a NEO in connection with a change in control, whether pursuant to the severance plan or otherwise, are subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the IRS Code, then the officer will either receive all such payments and benefits and pay the excise tax or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.

Cash severance payable to the executive officer under the severance plan will be reduced, dollar for dollar, by other income earned by such executive officer and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable executive officer may separately be entitled to receive from the company or any affiliate based on any employment agreement, confidential information protection agreement or other contractual obligation or statutory requirement in respect of the applicable termination of employment, including pursuant to the GXO confidential information protection agreement, as applicable, which provides for minimum payments of the GXO executive officer's base salary, plus a pro rata portion of the applicable executive officer's award under the AIP for the year in which termination occurs, for 18 months following termination if the executive officer is terminated without cause.

Clawbacks

Under certain agreements with the NEOs, the applicable NEO is subject to certain long-term incentive compensation clawback provisions in the event of: (1) a breach of the restrictive covenants, (2) termination of his or her employment by our company for cause or (3) his or her engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under certain agreements with the NEOs, the applicable NEO is subject to certain annual bonus forfeiture and clawback provisions in the event that the applicable NEO engages in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

GXO Logistics, Inc.

In addition, in the event that the applicable NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company his or her severance payments.

In certain circumstances, the triggering event must have occurred within a certain period for us to be able to cause the forfeiture or clawback of the equity-based awards, annual bonus or severance payments.

Each NEO shall also be subject to any other clawback policy of the company as may be in effect from time to time or any clawback as may be required by applicable law.

Restrictive Covenants

Under the NEO service agreements and confidential information protection agreements, as applicable, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of one year thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a minimum period of one year thereafter. In addition, under the confidential information protection agreements for Mr. Oran and Ms. Fogarty, our company has the right to extend the non-competition covenant up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Mr. Oran and Ms. Fogarty, as applicable, would be entitled to receive cash compensation equal to his or her monthly base salary in effect on the date of termination, plus an amount equal to 50% of the respective NEO's target bonus amount under the AIP for the year in which termination occurs.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2022, with respect to the company's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,601,203	$ 64.72	8,213,541
Equity compensation plans not approved by security holders	—	—	—
Total	**2,601,203**	**$ 64.72**	**8,213,541**

[1] The weighted average exercise price is based solely on the outstanding options.

GXO Logistics, Inc.

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Mr. Shaffer (chair), Ms. Ashe and Ms. Chatfield.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under SEC rules, the listing standards of NYSE, our Audit Committee charter and the independence standards set forth in the GXO Logistics, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Mr. Shaffer qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and GXO's independent registered public accounting firm (the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.gxo.com.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include oversight of: (i) GXO's accounting and financial reporting processes, including the effectiveness of the company's systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of GXO's financial statements, (iii) GXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of GXO's outside auditors and (v) the performance of GXO's outside auditors and internal audit function. Management is responsible for GXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of GXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of GXO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board Auditing ("PCAOB") and the Commission.

KPMG also provided us with the written disclosures and letter required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to GXO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review of GXO's audited consolidated financial statements with management and KPMG, KPMG's report on such financial statements and the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in GXO's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

AUDIT COMMITTEE

Oren Shaffer, Chair
Gena Ashe, Member
Clare Chatfield, Member

GXO Logistics, Inc.

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY THE OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the *de minimis* exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at its next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2022 and 2021 and the fees paid for such services.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee retained KPMG to serve as our independent registered public accounting firm for fiscal year 2023 on April 24, 2023.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2022 and 2021. For 2022 and 2021, we did not pay any tax fees to KPMG. Prior to the Spin-Off, XPO paid any audit, audit-related, tax or other fees related to GXO's business.

Fee Category	2022	2021
Audit Fees	$ 5,400,000	$ 2,446,775
Audit-Related Fees	$ 22,500	$ 18,121
Tax Fees	—	—
All Other Fees	$ 1,127,000	$ 44,000
Total Fees	**$ 6,549,500**	**$ 2,508,896**

Audit Fees. This category includes fees for professional services rendered by KPMG for 2022 and 2021, for the audits of our financial statements included in our Annual Report on Form 10-K and for reviews of the financial statements included in our Quarterly Reports on Form 10-Q and the services that an independent auditor would customarily provide in connection with subsidiary audits and statutory requirements.

Audit-Related Fees. The 2022 and 2021 fees include services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting.

Tax Fees. Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independent risks are mitigated by established safeguards following agreed upon standard work. There were no such fees for 2022 and 2021.

All Other Fees. This category represents fees for all other services or products provided and not covered by the categories above.

GXO Logistics, Inc.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting each of the following persons to serve as Class II directors until the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Clare Chatfield
Joli Gross
Jason Papastavrou

All of the nominees for directors listed above were appointed in connection with the Spin-Off. Mr. Jacobs, the company's Chairman, identified Ms. Chatfield, Ms. Gross and Dr. Papastavrou as director candidates and presented such candidates to the Nominating, Corporate Governance and Sustainability Committee as highly qualified candidates. Upon the recommendation of the Nominating, Corporate Governance and Sustainability Committee, the Board appointed Ms. Chatfield a director on July 22, 2021 and Ms. Gross and Dr. Papastavrou directors on August 2, 2021. Information about the nominees is set forth above under the heading "Board of Directors and Corporate Governance—Directors."

In the event that any of these nominees is unable or declines to serve as a director at the time of the 2023 Annual Meeting, the proxies voting for his or her election will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the three (3) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election to our Board of Directors of each of the nominees listed above.

GXO Logistics, Inc.

Proposal 2: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2023

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the year ending December 31, 2023. KPMG served as our independent registered public accounting firm since the year ended December 31, 2021.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2023.

GXO Logistics, Inc.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Securities Exchange Act of 1934 require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> **RESOLVED**, that the stockholders of GXO Logistics, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2023 Annual Meeting of Stockholders.

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although the resolution is non-binding, our Board of Directors and the Compensation Committee will consider the voting results when making future decisions regarding our executive compensation program.

At the 2022 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. This frequency will continue until the next required non-binding, advisory vote is held on the frequency of advisory votes on executive compensation in 2028, per the SEC rules.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the advisory approval of the resolution to approve executive compensation.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the 2023 Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

GXO Logistics, Inc.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a copy of our 2022 Annual Report or this Proxy Statement, please contact us at: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by telephone at (203) 489-1287, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.gxo.com, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website in addition to following our press releases, SEC filings and public conference calls and webcasts.

GXO Logistics, Inc.

ANNEX A
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND EBITA; AND PRO FORMA ADJUSTED EBITDA AND EBITA
(Unaudited)

	Year Ended December 31,		
(In millions)	**2022**	**2021**	
			(Pro forma)[1]
Net income attributable to GXO	$ 197	$ 153	$ 162
Net income attributable to noncontrolling interests	3	8	8
Net income	$ 200	$ 161	$ 170
Interest expense, net	29	21	25
Income tax expense (benefit)	64	(8)	(5)
Depreciation and amortization expense	329	335	335
Transaction and integration costs	61	99	99
Restructuring costs and other	32	4	4
Unrealized (gain) loss on foreign currency options and other	13	(1)	(1)
Allocated corporate expense[1][3]	—	—	29
Public company standalone cost[1][4]	—	—	(23)
Adjusted EBITDA[1][2]	$ 728	$ 611	$ 633
Less: Depreciation	$ 261	$ 274	$ 274
Allocated depreciation from XPO Corporate[1][5]	—	—	15
Adjusted EBITA[1][2]	$ 467	$ 337	$ 374

[1] Pro forma as prepared under combined financial statements for all periods before August 2, 2021, includes allocated expenses from XPO Corporate.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

[3] Excludes the impact of adjusted items and allocated interest expense, income tax, depreciation and amortization from XPO Corporate.

[4] Estimated costs of operating GXO as a standalone public company.

[5] Allocated depreciation from XPO Corporate for all periods prior to August 2, 2021.

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(Unaudited)

	Year Ended December 31,	
(In millions)	**2022**	**2021**
Net cash provided by operating activities	$ 542	$ 455
Payment for purchases of property and equipment	(342)	(250)
Proceeds from sale of property and equipment	40	11
Free Cash Flow [1]	$ 240	$ 216

[1] See the "Non-GAAP Financial Measures" section below for additional information.

GXO Logistics, Inc.

RECONCILIATION OF NET INCOME AND NET INCOME PER SHARE TO ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER SHARE
(Unaudited)

	Year Ended December 31,	
(Dollars in millions, shares in thousands, except per share amounts)	**2022**	**2021**
Net income attributable to GXO	$ 197	$ 153
Unrealized (gain) loss on foreign currency options and other	13	(1)
Amortization expense	68	61
Transaction and integration costs	61	99
Restructuring costs and other	32	4
Income tax associated with the adjustments above[1]	(36)	(32)
Discrete and other tax-related adjustments[2]	—	(42)
Adjusted net income attributable to GXO	$ **335**	$ **242**
Adjusted basic earnings per share[3]	$ 2.86	$ 2.11
Adjusted diluted earnings per share[3]	$ 2.85	$ 2.09
Weighted-average shares outstanding:		
Basic	117,050	114,632
Diluted	117,616	115,597
Aggregated tax of all non-tax-related adjustments reflected above:		
Amortization expense	$ (16)	$ (11)
Transaction and integration costs	(9)	(20)
Restructuring costs and other	(8)	(1)
Unrealized (gain) loss on foreign currency options and other	(3)	—
Total income tax associated with the adjustments above	$ (36)	$ (32)

[1] The income tax rate applied to items is based on the GAAP annual effective tax rate, excluding discrete items and contributions- and margin-based taxes.

[2] Income tax benefit of $42 million in 2021 related to certain agreements to license the right to use trademarks, trade names and other intellectual property related to the GXO brand to its non-U.S. affiliates.

[3] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF REVENUE TO ORGANIC REVENUE
(Unaudited)

	Year Ended December 31,	
(In millions)	**2022**	**2021**
Revenue	$ 8,993	$ 7,940
Revenue from acquired business	(569)	—
Revenue from deconsolidation	(20)	(92)
Foreign exchange rates	653	—
Organic revenue	$ **9,057**	$ **7,848**
Revenue growth	13.3 %	
Organic revenue growth[1][2]	15.4 %	

[1] Organic revenue growth is calculated as the relative change in year-over-year organic revenue, expressed as a percentage of 2021 organic revenue.

[2] See the "Non-GAAP Financial Measures" section below for additional information

GXO Logistics, Inc.

OPERATING RETURN ON INVESTED CAPITAL
(Unaudited)

(In millions)		Year ended December 31, 2022
Adjusted EBITA[1]	$	467
Less: Cash paid for income taxes		(111)
Adjusted EBITA[1], net of income taxes paid	$	**356**

[1] See the "Non-GAAP Financial Measures" section below for additional information.

(In millions)		Year ended December 31,		
		2022	**2021**	**Average**
Total Assets	$	9,219 $	7,271 $	8,245
Less: Cash and equivalents		(495)	(333)	(414)
Less: Total long-term assets		(6,791)	(5,172)	(5,982)
Plus: Property and equipment, net		960	863	912
Less: Total current liabilities		(2,532)	(2,329)	(2,431)
Plus: Short-term borrowings and obligations under finance leases		67	34	51
Plus: Current operating lease liabilities		560	453	507
Invested Capital	$	**988** $	**787** $	**888**
Ratio of Return on Invested Capital[1][2]				**40.1%**

[1] The ratio of return on invested capital is calculated as adjusted EBITA, net of income taxes paid, divided by invested capital.

[2] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF TOTAL DEBT AND NET DEBT
(Unaudited)

(In millions)		December 31, 2022
Short-term debt	$	67
Long-term debt		1,739
Total debt	$	1,806
Less: Cash and cash equivalents		(495)
Net debt[1]	$	**1,311**

[1] See the "Non-GAAP Financial Measures" section below for additional information.

NON-GAAP FINANCIAL MEASURES

As required by the rules of the Securities and Exchange Commission ("SEC"), we provide reconciliations of the non-GAAP financial measures contained in this document to the most directly comparable measures under GAAP, which are set forth in the financial tables above.

GXO's non-GAAP financial measures in this document include adjusted EBITDA, pro forma adjusted EBITDA, adjusted EBITA, pro forma adjusted EBITA, free cash flow, adjusted net income attributable to GXO and adjusted earnings per share (basic and diluted) ("adjusted EPS"), organic revenue, organic revenue growth, return on invested capital ("ROIC"), and net debt.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, GXO's core operating performance and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be

GXO Logistics, Inc.

comparable to similarly titled measures used by other companies. GXO's non-GAAP financial measures should be used only as supplemental measures of our operating performance.

Adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income attributable to GXO and adjusted EPS include adjustments for transaction and integration costs as well as restructuring costs and other adjustments as set forth in the financial tables above. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition, divestiture or the Spin-Off and may include transaction costs, consulting fees, retention awards, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities) and certain costs related to integrating and separating IT systems. Restructuring costs primarily relate to severance costs associated with business optimization initiatives.

Pro forma adjusted EBITDA includes adjustments for allocated corporate expenses and public company standalone costs. Allocated corporate expenses are those expenses that were allocated to the combined financial statements on a carve-out basis in accordance with U.S. GAAP. Public company standalone costs are estimated costs of operating GXO as a public standalone company following the Spin-Off from XPO, Inc. effective as of August 2, 2021, and represents the midpoint of our estimated corporate costs.

We believe that free cash flow is an important measure of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We calculate free cash flow as net cash provided by operating activities less payment for purchases of property and equipment plus proceeds from sale of property and equipment. We believe that adjusted EBITDA, pro forma adjusted EBITDA, adjusted EBITA and pro forma adjusted EBITA, net of income taxes paid improve comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments as set out in the attached tables, which management has determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses. We believe that adjusted net income attributable to GXO and adjusted EPS improve the comparability of our operating results from period to period by removing the impact of certain costs and gains, which management has determined are not reflective of our core operating activities, including amortization of acquisition-related intangible assets. We believe that organic revenue and organic revenue growth are important measures because they exclude the impact of foreign currency exchange rate fluctuations and revenue from acquired businesses. We believe that net debt is an important measure of our overall liquidity position and is calculated by removing cash and cash equivalents from our total debt. We calculate ROIC as adjusted EBITA, net of taxes paid divided by average invested capital. We believe ROIC provides investors with an important perspective on how effectively GXO deploys capital and use this metric internally as a high-level target to assess overall performance throughout the business cycle.

Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating GXO's ongoing performance.

With respect to our financial targets for 2027 for adjusted EBITDA, six-year organic average annual revenue growth, and free cash flow, a reconciliation of these non-GAAP measures to the corresponding GAAP measures is not available without unreasonable effort due to the variability and complexity of the reconciling items described above that we exclude from these non-GAAP target measures. The variability of these items may have a significant impact on our future GAAP financial results and, as a result, we are unable to prepare the forward-looking statements of income and cash flows, prepared in accordance with GAAP, that would be required to produce such a reconciliation.

With respect to adjusted EBITDA and free cash flow described in the "Compensation Discussion and Analysis - 2022 Annual Short-Term Incentive Financial Results Relative to Targets", at the time incentive plan goals are established, the Compensation Committee also establishes definitions of the applicable financial metrics that would apply during the performance period. The Compensation Committee uses these definitions and adjustments to better align our incentive plans with how we evaluate our business operations and trends and, in some cases, to allow certain strategic decisions to be made in the long-term interests of GXO without influencing or being influenced by incentive plan results. In connection with our 2022 annual short-term incentive plan goals, adjusted EBITDA and free cash flow, as described above, were adjusted to exclude the impact of the Clipper acquisition.

GXO Logistics, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-40470



GXO Logistics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-2098312**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Two American Lane Greenwich, Connecticut	**06831**
(Address of Principal Executive Offices)	(Zip Code)

(203) 489-1287
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	**GXO**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4.8 billion as of June 30, 2022, based upon the closing price of the common stock on that date.

As of February 13, 2023, there were 118,775,811 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2023 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

GXO Logistics, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2022
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company's other filings with the Securities and Exchange Commission (the "SEC"). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and corresponding notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except as required by law.

Part I

Item 1. Business.

Company Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company," "our" or "we"), is the largest pure-play contract logistics provider in the world, and a foremost innovator in an industry propelled by strong secular tailwinds. We provide our customers with high-value-add warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. As of December 31, 2022, our approximately 135,000 team members operated in 979 facilities worldwide totaling 197 million square feet of space, primarily on behalf of large corporations, that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among over one thousand customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution, and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

GXO became a standalone publicly traded company on August 2, 2021, when GXO Logistics, Inc. completed its separation (the "Separation") from XPO, Inc. ("XPO") and began regular-way trading on the New York Stock Exchange under the ticker symbol "GXO." GXO was incorporated as a Delaware corporation in February 2021.

On May 24, 2022, the Company completed the acquisition of Clipper Logistics plc ("Clipper"), an omnichannel retail logistics specialist based in Leeds, England (the "Clipper Acquisition"). See Item 8 of Part II, "Financial Statements and Supplementary Data — Note — 4 Acquisitions" to the Consolidated Financial Statements for additional information.

Drivers of Value Creation

GXO Operates in a Massive Market that is Growing Rapidly Due to Strong, Secular Tailwinds.

GXO is the largest pure-play contract logistics provider in the world. Our significant scale makes us well-positioned to benefit from the logistics industry's predominant tailwinds — the secular shift in logistics toward outsourcing, the growth in consumer demand for e-commerce and omnichannel retail, and the focus on ensuring supply chain resilience that is driving higher inventory levels and nearshoring and re-shoring.

1. *Outsourcing:* Over the last five years, the outsourced portion of the market has outgrown the broader market. We expect this outperformance to continue as the benefits of economies of scale and rising technological complexity make the outsourced offering even more compelling.

2. *E-commerce:* E-commerce is increasing as a share of overall commerce and will continue to do so. E-commerce creates demand for a far greater degree of sophistication throughout the fulfillment process, and a compelling revenue-multiplier effect for GXO. Additionally, more E-commerce also means more returns: roughly one in three items are being returned in the E-commerce environment based on third party research. The increased touchpoints mean higher revenue capture for the warehouse provider.

3. *Supply Chain Resilience:* The need to make supply chains more resilient has driven a trend towards holding more inventory – the concept of just-in-case, rather than just–in–time. Additionally, we expect many industries to follow the trend of pursuing resiliency in their supply chains through near-shoring.

GXO has Strong Competitive Advantages that have Enabled it to Grow Faster than the Broader Market.

1. *Robust Technological Differentiation:* Increasingly, customers want technology-enabled, highly customized solutions that incorporate intelligent automation and data science. Order fulfillment times are compressing, and

new channels are emerging as companies seek to improve the efficiency, speed and visibility of their supply chain activities, notably in the e-commerce and omnichannel retail channels. GXO leads the industry in automation levels. Our focus as an innovator is helping our customers meet the expectations of their customers, with reliable outcomes, more visibility and greater efficiency. Furthermore, we keep close tabs on innovation and are constantly testing numerous large and small technology opportunities, and our team has a unique and deep understanding of how to deploy this sophisticated technology. Across core verticals, we see a strong correlation between automation and market share growth, as our technological advantages enable us to offer continuous improvement opportunities to customers over the life of a contract, which is a powerful driver of retention and growth.

2. *Global Scale:* GXO's ability to serve multinationals around the world is another key driver of our growth. We have established leading market positions across North America, Western Europe, and the UK, and we have built scale positions across the following, highly attractive verticals – omnichannel retail and consumer packaged goods; food and beverage; industrial and manufacturing; as well as tech and consumer electronics. Our customer portfolio includes long-term relationships with blue-chip market leaders and world-class brands, including *Fortune 100* and *Fortune Global 500* companies. Importantly, scale enables us to continuously learn and improve shared knowledge across our verticals and our large, diversified customer base to create more value.

3. *Trusted expertise:* Our executives have decades of experience in their respective fields and work together to create sustainable value through operational excellence and a purposeful culture. Our executives foster a company culture that is safe, respectful, entrepreneurial, innovative and inclusive, with a focus on diversity, inclusion and belonging that continues to shape our recruitment efforts and work environments. We have extensive experience in our core verticals, and we understand the specific requirements for quality control, real-time visibility, special handling, security, complex stock-keeping, time-assured deliveries and agility during surges in demand. The average relationship tenure for our top 20 customers in 2022, based on revenue, was over 15 years, and our revenue retention rate is above 90% each year.

GXO has a Resilient Business Model with Multiple Drivers of Profitable Growth

1. *High Quality Growth:* First, our long-term relationships, have an average contract and lease term of five years. Second, our pricing framework is managed through contractual terms and includes escalations for inflation. Third, our stable revenue base is diversified by customer, vertical and geography, making GXO resilient through different parts of the cycle. Additionally, no customer represented more than 4% of our total revenue in 2022. Fourth, our customers are high-quality companies, and the vast majority of our top-100 credit rated customers are Investment Grade.

2. *Continuous Improvement and Productivity:* GXO expects to generate meaningful margin expansion from an increase in large scale automation, further implementation of adaptive technologies, completion of central efficiency projects, and the realization of synergies from the 2022 acquisition of Clipper.

Our Strategy

We design and operate the most advanced warehouse solutions in the world. Our strategy is to help our customers manage their warehouses for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are both highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times and mitigating environmental impacts and being proactive in identifying potential improvements.

GXO creates short- and long-term value for customers and shareholders through our unique combination of technology, scale and expertise. Our strategy addresses growth and optimization by focusing on core verticals that demonstrate enduring demand over time and where we already have a deep presence. We expect to attract new customers and expand the services we provide to existing customers through new projects, thus earning more of their external and internal logistics spend. We integrate best practices to drive productivity, with a focus on automation and other levers of profitable growth.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization.

Technology and Intellectual Property

Contract logistics is growing more and more complex, as changing consumer expectations and preferences continue to drive a need for faster delivery times, higher levels of returned inventory, and better visibility throughout the supply chain. Traditional warehousing solutions are no longer sufficient to fill these needs. The industry needs scaled technology players, like GXO, to deliver these complex solutions.

Technology is a core competitive advantage for GXO and fundamental to how we win and retain business. GXO was an early adopter of technology and operates more than 30% of technology-enabled warehouses compared to the industry average of roughly 8%. Technology enables us to add value to our customers' end-to-end operations in terms of cost, efficiency, accuracy, and environmental impact. Investments in cutting-edge technology are a major growth driver for our business.

Our highly scalable platform is built on the cloud to speed the deployment of new ways to increase efficiency and leverage our footprint. In a relatively short time, we can implement innovations across multiple geographies or take an innovation developed for one vertical and apply it to other verticals to enhance the value we offer our customers.

To date, the most significant impacts of our proprietary technology are in three areas: labor and inventory management productivity, intelligent warehouse automation and predictive analytics, all of which are integrated through our proprietary warehouse management platform.

Labor and Inventory Management

Our productivity is driven by our comprehensive suite of intelligent tools and analytics designed to optimize labor and inventory management. This technology incorporates dynamic data science, predictive analytics and machine learning to aid decision-making. Our site managers use these tools to improve productivity in site-specific ways in a safe, disciplined and cost-effective manner.

Intelligent Warehouse Automation

Our intelligent warehouse automation includes deployments of autonomous robots and cobots, automated sortation systems, automated guided vehicles, goods-to-person systems and wearable devices — these are all effective ways to deliver critical improvements in speed, accuracy and productivity. Importantly, automation also enhances safety and the overall quality of employment. Our warehouse management system creates a synchronized environment across automation platforms to control these technologies holistically, providing an integrated solution.

We have found that autonomous goods-to-person systems and that cobots, which assist workers with the inventory picking process, can improve labor productivity. Stationary robot arms can repeat demanding tasks with greater precision than is possible manually. Robots are particularly valuable in markets with labor shortages and where wage inflation can erode customer margins.

Other technologies that differentiate our logistics environments are our proprietary warehouse module for order management, which gives customers deep visibility into fulfillment flows, and our analytics dashboard, which gives customers valuable business intelligence to manage their supply chains. Our connection management software module facilitates integration with SAP, Oracle and other external systems, enabling our customers to get the maximum benefit from our technology.

Our predictive analytics add significant value for customers, particularly in e-commerce and omnichannel retail, where seasonality drives high volumes through outbound and inbound logistics processes. For example, up to 30% of consumer goods bought online are returned and this creates increased volumes at certain times of the year. We have developed analytics that predict surges in demand using a combination of historical data and customer forecasting.

As an industry leader that invests substantially in technology, we have access to an immense amount of data, as well as the analytical processing capabilities to capitalize on that data by incorporating our learnings into customer solutions. We believe our ability to process and act upon data is a key competitive advantage and differentiator.

Customers and Markets

We provide our customers with high-value-add warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services. We provide services to customers globally, including *Fortune 100* and *Fortune Global 500* companies in the U.S., European multinational market leaders and other renowned global brands. The customers we serve are primarily in North America and Europe and operate in every major industry. The diversification of our customer base reduces concentration risk. In 2022, our top five customers combined accounted for approximately 16% of our total revenue, and no customer represented more than 4%.

Our revenue is highly diversified due to our expertise across a range of key verticals, reflecting our customers' principal industry sectors. In 2022, 41% of our revenue was from Omnichannel retail, 15% from Technology and consumer electronics, 15% from Food and beverage, 12% from Industrial and manufacturing, 10% from Consumer packaged goods and 7% from other industries, with the vast majority of our revenue generated in United Kingdom, United States, France, Netherlands and Spain.

Seasonality

Our revenue and profitability are typically lower in the first quarter of the calendar year relative to other quarters. This is due in part to seasonality, namely the post-holiday reduction in demand experienced by many of our customers, which leads to less use of the logistics services we provide. Our business benefits from strong positioning in the e-commerce sector, where demand is characterized by seasonal surges in activity, with the fourth quarter holiday peak typically being the most dramatic.

Competition

We operate in a highly competitive global industry with a highly fragmented marketplace where thousands of companies compete domestically and internationally. We compete based on our ability to deliver quality service, reliability, scope and scale of operations, technological capabilities, expertise and pricing.

Our competitors include local, regional, national and international companies that offer services similar to those we provide. Our competitors include DHL, DSV, Kuehne + Nagel International, GEODIS and ID Logistics. Due to the competitive nature of our marketplace, we strive daily to strengthen and expand existing business relationships and forge new relationships.

Environmental and Other Government Regulations

Our operations are regulated and licensed by various governmental agencies in the U.S. at the local, state and federal levels and in other countries where we conduct business. These regulations impact us directly and indirectly when they regulate third parties with which we arrange or contract services. In addition, we are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes.

Moreover, we are subject to various environmental laws and regulations in the jurisdictions where we operate. Historically, we have successfully resolved potential environmental exposure without a material effect on our business or operations. We believe that our operations are in compliance with current laws and regulations and we do not know of any existing environmental law, regulation nor condition that reasonably would be expected to have a material adverse effect on our business, capital expenditures, or operating results. However, future changes to environmental laws or regulations may impact our operations and could result in increased costs.

A number of our sites are ISO 14001-certified to high standards for environmental management, and we have implemented numerous programs to manage environmental risks and maintain compliance in our business. U.S. federal and state governments, as well as governments in certain foreign jurisdictions where we operate, have also proposed environmental legislation that could, among other things, limit carbon, exhaust and greenhouse gas emissions. If enacted, such legislation could result in reduced productivity and efficiency and increased operating expenses, all of which could adversely affect our results of operations.

Human Capital

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Employee Profile

As of December 31, 2022, we operated in 28 countries with approximately 135,000 team members (comprised of 89,000 full-time and part-time employees and 46,000 temporary workers engaged through third-party agencies). Our workforce is located as follows: 42% in the United Kingdom, 30% in Europe (excluding the United Kingdom), 26% in North America and 2% were based in Latin America and Asia combined. The majority of our employees in Europe and United Kingdom were covered by collective bargaining agreements, while none of our employees in North America were covered by collective bargaining agreements. As of December 31, 2022, approximately 34% of our global workforce was comprised of women, and 66% of our workforce in the U.S. were ethnic minorities.

We have made significant investments in the safety, well-being and satisfaction of our employees in numerous areas, including diversity, inclusion and belonging; health and safety; talent development and engagement; and expansive total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability. In November 2021, we appointed a Vice President of Diversity, Inclusion and Belonging and we have launched a Sustainability Steering Committee and Diversity and Inclusion Steering Committee in Europe and the Americas whose strategies include support and contributions for our Environmental, Social and Governance ("ESG") commitments and ongoing community engagement events.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace environment. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls, and we use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process, and we emphasize training and development supported by our own GXO University.

We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow throughout their careers, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential to advance from supervisory roles into site leader positions. Our programs also retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer a competitive compensation package to help attract and retain outstanding talent. We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our position as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback — in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education, and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial wellbeing, pension plans, profit sharing, and local and global bonuses structured to offer competitive pay in each country.

Information about our Executive Officers

The following information relates to our executive officers:

Name	Age	Position
Malcolm Wilson	64	Chief Executive Officer
Baris Oran	49	Chief Financial Officer
Karlis Kirsis	43	Chief Legal Officer
Maryclaire Hammond	57	Chief Human Resources Officer
Elizabeth Fogarty	53	Chief Communications Officer

Malcolm Wilson has served as Chief Executive Officer since the Separation in August 2021, after serving as Chief Executive Officer of XPO Logistics Europe since September 2017. He joined XPO in 2015 through XPO's acquisition of Norbert Dentressangle, where he led the logistics division and served on the executive board.

Baris Oran has served as Chief Financial Officer since the Separation in August 2021. Mr. Oran joined XPO in May 2021 as Chief Financial Officer of XPO's Logistics segment after having previously served as Chief Financial Officer of the Sabanci Group, one of Turkey's largest publicly traded companies. Mr. Oran served as Chief Financial Officer of Sabanci from 2016 to 2021, prior to which he held other senior finance roles at the company.

Karlis Kirsis has served as Chief Legal Officer since the Separation in August 2021, after serving as Senior Vice President, European Chief Legal Officer, Corporate Secretary for XPO, a role he had held since February 2020. Mr. Kirsis previously served in various roles at XPO, including Senior Vice President, Corporate Counsel from July 2017 to February 2020 and Vice President, Corporate and Securities Counsel from September 2016 to July 2017.

Maryclaire Hammond has served as Chief Human Resources Officer since the Separation in August 2021, after serving as Senior Vice President, Human Resources – Americas and Asia Pacific for XPO's North American logistics business, a role she had held since September 2019. Prior to her time with XPO, Ms. Hammond was employed by Marathon Petroleum Company (formerly Andeavor) as a Senior Human Resources Director from August 2017 to September 2019, and before that as Human Resources Director for BP North America.

Elizabeth Fogarty has served as Chief Communications Officer since September 2021. Prior to her time with GXO, Ms. Fogarty was employed by Citi as the Managing Director and Head of Global Consumer Banking Public Affairs from October 2013 to September 2021, and before that as the Director of Corporate Communications and Vice President of Global Public Affairs.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (SEC). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our corporate website at www.gxo.com. Materials are available online as soon as reasonably practicable after we electronically submit them to the SEC. Further materials regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors are also available on the investors section of our website.

Item 1A. Risk Factors.

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Related to Our Business

Risks Related to Our Strategy and Operations

We operate in a highly competitive industry, and failure to compete or respond to customer requirements could negatively affect our business and our results of operations.

The logistics industry is intensely competitive and is expected to remain so for the foreseeable future. We compete against multinational firms, regional players and emerging technology companies. We also must contend with our customers' ability to in-source their logistics operations. The competitive factors that are most important to our customers are price and quality of service. Many larger customers utilize the services of multiple logistics providers. Customers regularly solicit bids from competitors to improve service and to secure favorable pricing and contractual terms such as longer payment terms, fixed-price arrangements, higher or unlimited liability and performance penalties. Increased competition and competitors' acceptance of more onerous contractual terms could result in reduced revenues, reduced margins, higher operating costs or loss of market share, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.

Increases in our labor costs to attract, develop and retain employees may have a material adverse effect on our business.

Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, develop and retain a large number of hourly employees while controlling labor costs. Several of our long-term customer contracts are fixed-price arrangements that limit our ability to pass on to our customers increases in labor costs due to low unemployment, increases in government unemployment benefits, competitive pressures, union activity or changes in federal or state minimum wage or overtime laws, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition.

Additionally, our operations are subject to various employment-related laws and regulations, which govern matters such as minimum wages, union organizing rights, the classification of employees and independent contractors, family and medical leave, overtime pay, compensable time, recordkeeping and other working conditions, and a variety of similar laws that govern these and other employment-related matters. Any changes to employment-related laws and regulations, including increased minimum wages or the expansion of union organization rights could result in increased labor costs that could adversely affect our business, results of operations, cash flows and financial condition.

Labor represents a significant portion of our operating expenses; thus, compliance with these evolving laws and regulations could substantially increase our cost of doing business, while failure to do so could subject us to significant fines and lawsuits and could have a material adverse effect on our business, financial condition and results of operations. We are currently subject to employment-related claims in connection with our operations. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes.

We depend on our ability to attract and retain qualified employees and temporary workers.

We depend on our ability to attract and retain qualified employees, including our executive officers and managers. If we are unable to attract and retain such individuals, we may be unable to maintain our current competitive position within the industry, meet our customers' expectations or successfully expand and grow our business.

Our ability to meet customer demands and expectations, especially during periods of peak volume, is substantially dependent on our ability to recruit and retain qualified temporary part-time and full-time workers. Increased demand for temporary workers, low unemployment or changes in federal or state minimum wage laws may increase the costs of temporary labor, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. Therefore, our inability to recruit a qualified temporary workforce may result in our inability to meet our customers' performance targets.

Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.

While we intend for our acquisitions to improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions or the inability of the acquired business to achieve the levels of revenue, income, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all of the risks that could arise as a result of our acquisitions.

If the performance of an acquired business, including our 2022 acquisition of Clipper, varies from our projections or assumptions or if estimates about the future profitability of an acquired business change, our revenues, earnings or other aspects of our financial condition could be adversely affected. We may also experience difficulties in connection with integrating any acquired companies into our existing businesses and operations, including our existing infrastructure and information technology systems. The infrastructure and information technology systems of acquired companies could present issues that we were unable to identify prior to the acquisition and could adversely affect our financial condition and results. We have experienced challenges of this nature relating to the infrastructure and systems of certain companies that we have acquired. Also, we may not realize all of the synergies we anticipate from past and potential future acquisitions. Among the synergies that we currently expect to realize are cross-selling opportunities to our existing customers, network synergies and other operational synergies. Variances from these or other assumptions or expectations could adversely affect our financial condition and results of operations.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering new markets and we intend to continue to focus on rapid growth, including organic growth and additional acquisitions. We may experience difficulties and higher than expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas or increased pressure on our existing infrastructure and information technology systems.

Our growth will place a significant strain on our management, operational, financial and information technology resources. We will need to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems and procedures and controls to expand, train and manage our employee base. Our working capital needs will continue to increase as our operations grow. Failure to manage our growth effectively or obtain necessary working capital could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our overseas operations are subject to various operational and financial risks that could adversely affect our business.

The services we provide outside of the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax rules and policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act, data protection, trade compliance and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars ("USD"), but we hold a significant proportion of our net assets and generate income in non-USD currencies, primarily the Euro and British pound sterling. Consequently, a depreciation of non-USD currencies relative to the USD could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

National and regional differences in monetary policy may cause the value of the non-USD currencies to fluctuate against the USD. Currency volatility contributes to variations in our sales of services in impacted jurisdictions. Accordingly, fluctuations in currency exchange rates could adversely affect our business and financial condition.

Our inability to successfully manage the costs and operational difficulties of adding new customers and business may negatively affect our financial condition and operations.

Establishing new customer relationships or adding operational sites for existing customers requires a significant amount of time, operational focus and capital. Although we typically partner with our new customers to ensure that onboarding is smooth, our inability to integrate new customers or operational sites into our technology systems, or recruit additional employees to manage new customer relationships, or incurrence of higher than anticipated costs to onboard new customers may negatively affect our financial condition or operations.

In addition, our operations can require a significant commitment of capital in the form of shelving, racking and other warehousing systems that may be necessary to implement warehouse solutions for our customers. These costs are often billed to the customer over the expected length of the customer relationship. To the extent that a customer defaults on its obligations under its agreement with us, we could be forced to take a significant loss on the unrecovered portion of the upfront capital costs.

The contractual terms between us and our customers could expose us to penalties and costs in the event we do not meet the contractually prescribed performance levels.

We maintain long-term contracts with the majority of our customers, many of which include performance-based minimum levels of service. Although we manage our business to exceed prescribed performance levels, our inability to meet these service levels, whether due to labor shortages, volume peaks, our inability to procure temporary labor, technological malfunctions or other events that may or may not be within our control, may expose us to penalties or incremental costs or lead to the termination of customer contracts, any of which could negatively affect our business and financial condition.

Our operations are subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.

Many of our customers typically realize a significant portion of their sales during the holiday season in the fourth quarter of each calendar year. Although not all of our customers experience the same seasonal variation, and some customers may have seasonal peaks that occur in periods other than the fourth quarter, the seasonality of our customers' businesses places higher demands on our services during peak periods, requiring us to take measures, including temporarily expanding our workforce, to meet our customers' demands. Our failure to meet our customers' expectations during these seasonal peaks may negatively affect our customer relationships, could expose us to penalties under our contractual arrangements with customers and ultimately could negatively affect our business and our results of operations.

We are subject to risks arising from the COVID-19 global pandemic (the "Pandemic").

Our results of operations may continue to reflect the adverse impact from the Pandemic, including its impact on our supply chain and inflationary pressures. A pandemic or other public health epidemic poses the risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities.

The extent to which the Pandemic may have a material adverse effect on our future business, financial condition and results of operations will depend on many factors that are not within GXO's control, including but not limited to the Pandemic's path and effect, new variants and vaccination rates, potential supply chain disruptions and inflation, which can impact our key markets, business or financial condition.

Risks Related to Russia's Invasion of Ukraine.

In February 2022, Russia launched a large-scale military invasion of Ukraine. The United States and other countries and certain international organizations have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response, and additional sanctions may be imposed. The extent and duration of the military action or future escalation of such hostilities, resulting sanctions and market disruptions and volatility are impossible to predict, but could be significant and could have a severe adverse effect on the regional and global economies. The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies; ramifications may spill over to and negatively impact other regional and global economic markets, may cause supply chain disruptions and may increase costs for transportation and energy. The potential for a wider conflict could further increase financial market volatility and could negatively affect our ability to raise additional capital when required. While we currently conduct limited business in Russia, the conflict and its effects could adversely affect our business, results of operations, cash flows and financial condition.

Risks Related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the logistics industry, or we may fail to respond appropriately by implementing functionality for our technology platform in a timely or cost-effective manner. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers' needs, our results of operations could be negatively impacted.

Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.

A failure of our information technology infrastructure or a breach of our information systems, networks or processes may materially adversely affect our business.

The efficient operation of our business depends on our information technology systems, including internet and cloud-based services, for many activities important to our business. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied.

We may also be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liabilities to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. In addition, recently, regulatory and enforcement focus on data protection has heightened in the U.S. and abroad, particularly in the EU, and failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, its reputation, results of operations and financial condition.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. It is possible that users of these technologies, whether internally developed or purchased, could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third-party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against continued use of the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention, divert our resources and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Risks Related to Our Credit and Liquidity

Challenges in the commercial and credit environment may adversely affect our future access to capital on favorable terms.

Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our services or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions.

We have incurred debt obligations that could adversely affect our business and profitability and our ability to meet other obligations.

In 2021, in connection with the Separation, GXO entered into a Revolving Credit Agreement providing an $800 million unsecured five-year revolving credit facility and issued $800 million of unsecured notes in two series. GXO transferred a portion of the net proceeds of the notes and other cash and cash equivalents to XPO. In March 2022, GXO entered into a two- and three-year term loan facility that provided $165 million and $235 million, respectively, and in May 2022, GXO entered into a five-year unsecured term loan facility that provided a $500 million unsecured term loan. The term loans were used to fund the Clipper Acquisition. As a result of these transactions, GXO had approximately $1.6 billion of outstanding debt as of December 31, 2022, excluding finance leases and other debt. We may also incur additional indebtedness in the future.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our debt obligations and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default.

Risks Related to Third-Party Relationships

Our business may be materially adversely affected by labor disputes or organizing efforts.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted. In particular, we derive a substantial portion of our revenue from the operation and management of facilities that are often located close to a customer's manufacturing plant and are integrated into the customer's production line process. If any of our customers are affected by labor disputes and consequently cease or significantly modify their operations at a plant served by us, we may experience significant revenue loss and shutdown costs, including costs related to early termination of leases.

In Europe, our business activities rely on a large amount of labor, including a number of workers who are affiliated with trade unions and other staff representative institutions. It is essential that we maintain good relations with employees, trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations; this could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings and financial position.

Although our workforce in the U.S. is not unionized, labor unions have, from time to time, attempted to organize our employees. Successful unionization of our employees or organizing efforts could lead to business interruptions, work stoppages and the reduction of service levels due to work rules that could have an adverse effect on our customer relationships and our revenues, earnings and financial position.

Any failure to properly manage our temporary workers could have a material adverse impact on our revenues, earnings, financial position.

Our business uses a large number of temporary workers in our operations. We cannot guarantee that temporary workers are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary workers may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. If such risks materialize, they could have a material adverse effect on our business and financial condition.

Risks Related to Litigation and Regulations

We may be involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.

The nature of our business exposes us to the potential for various types of claims and litigation. We are subject to claims and litigation related to labor and employment, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in liability claims or workers' compensation claims, the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could affect our earnings.

We are subject to risks associated with a defined benefit plan for our current and former employees, which could have a material adverse effect on our earnings and financial position.

We maintain a defined benefit pension plan in the U.K. A decline in interest rates or lower returns on funded plan assets may cause increases in the expense and funding requirements for this plan. Despite past amendments that froze our defined benefit pension plan to new participants and curtailed benefits, this pension plan remains subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. Any of these factors could lead to a significant increase in the expense of this plan and a deterioration in the solvency of the plan, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plan.

Changes in tax laws and regulations for U.S. and multinational companies may increase our tax liability.

The U.S. Congress, the Organisation for Economic Co-operation and Development ("OECD"), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. The OECD has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting project. These and other tax laws and related regulations changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations and/or cash flow.

We are subject to regulation, which could negatively impact our business.

Our operations are regulated and licensed by various governmental agencies at the local, state and federal levels in the U.S. and in the foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international activities. Our subsidiaries must also comply with applicable regulations and requirements of various agencies.

The regulatory landscape in which we operate is constantly evolving and subject to significant change, including as a result of evolving political and social pressures. Future laws, regulations and regulatory reforms, may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. If higher costs are incurred by us as a result of future changes in regulations, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Proposed or pending legislative or regulatory changes, or future legislative or regulatory changes, at the federal, state or local level may decrease demand for our services, increase our costs, including our labor costs, and negatively affect our business and our results of operations.

Our business is subject to possible regulatory and legislative changes that may impact our operations, including but not limited to changes that would encourage workers to unionize, make it easier for workers to collectively bargain, increase operational requirements on our business or mandate certain restrictions on the terms of employment for individual workers, including how often they can work or how long they can work in any individual shift. Any and all of these changes or other similar changes could have significant implications for our business model, including increasing our labor costs, reducing our operational flexibility and restricting our ability to meet our customers' expectations and demands, any of which could negatively affect our business and our results of operations. If such regulations are adopted, they could increase our cost of operations or hinder our ability to meet our customers' expectations and demands, either of which would negatively affect our business and our results of operations.

Additionally, significant regulatory changes at the federal, state or local level may negatively affect economic output, cause growth to slow, reduce consumer spending and sentiment and result in decreased demand for our services, negatively affecting our business and our results of operations.

Economic recessions and other factors that reduce consumer spending, both in North America and Europe, could have a material adverse impact on our business.

Our performance is affected by recessionary economic cycles, downturns in customers' business cycles and changes in customers' business practices. Our customers experience cyclical fluctuations in demand for their products due to economic recessions, which reduces the demand for our services and could adversely affect our business, results of operations, cash flows and financial condition.

Risks Related to Environmental, Social and Governance

Compliance with environmental laws and regulations could result in significant costs that adversely affect our consolidated results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Our ability to achieve our ESG goals are subject to risks, many of which are outside of our control, and our reputation could be harmed if we fail to meet such goals.

Companies across all industries are facing increasing scrutiny from stakeholders related to ESG matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals, including our goal to achieve 30% reduction in Greenhouse Gas ("GHG") emissions by 2030, and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks, and may be dependent on the actions of suppliers and other third parties, all of which are outside of our control. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation could be negatively impacted. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our Company. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, including the SEC's recently proposed disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure, whether or not valid, to pursue or fulfill our ESG goals, targets and objectives or to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Risks Related to the Separation

If the Separation, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify XPO for material amounts of taxes and other related amounts pursuant to indemnification obligations under the Tax Matters Agreement by and between XPO and GXO (the "TMA").

In connection with the Separation, XPO received an opinion of outside counsel regarding the qualification of certain elements of the Separation under Section 355 of the Internal Revenue Code (the "Code"). The opinion of counsel was based upon and relies on, among other things, various facts and assumptions, as well as certain representations, statements, and undertakings of XPO. Notwithstanding the receipt of the opinion of counsel, the U.S. Internal Revenue Service (the "IRS"), could determine that the Separation and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated. In addition, the opinion of counsel represents the judgment of such counsel and will not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt of the opinion of counsel, there can be no assurance that the IRS will not assert that the Separation and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such a challenge, we, as well as XPO and XPO's stockholders, could be subject to significant U.S. federal income tax liability.

If the Separation, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the GXO common stock in a taxable sale for its fair market value, and XPO stockholders who receive such GXO shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

In addition, as part of and prior to the Separation, XPO and its subsidiaries completed an internal reorganization, and XPO, GXO and their respective subsidiaries incurred certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, XPO obtained opinions of external tax advisors regarding the tax treatment of such transactions. Such opinions are based and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO, GXO or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if XPO, GXO or their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax opinions. In the event the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, XPO, GXO and their subsidiaries could be subject to significant tax liabilities.

Under the TMA, we generally are required to indemnify XPO for any taxes resulting from the Separation (and any related costs and other damages) to the extent such amounts resulted from (i) an acquisition of all or certain portions of the equity securities or assets of GXO, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) certain other actions or failures to act by GXO, or (iii) any breach of GXO's covenants or undertakings contained in the Separation and Distribution Agreement and certain other agreements and documents. Further, under the TMA, we may be required to indemnify XPO for a specified portion of any taxes (and any related costs and other damages) arising as a result of the failure of the Separation and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal distribution that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, XPO or GXO. Any such indemnity obligations could be material.

Risks Related to Our Common Stock

Any stockholder's percentage of ownership in GXO may be diluted in the future at any given time.

In the future, existing holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees have stock-based awards that correspond to shares of our common stock after the Separation as a result of the conversion of their XPO stock-based awards. In addition, the compensation committee of our board of directors has granted and is likely to continue to grant additional stock-based awards to our employees under our employee benefits plans. Such awards will have a dilutive effect on the number of GXO shares outstanding, and therefore on our earnings per share, which could adversely affect the market price of our common stock.

Certain provisions in GXO's amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of GXO, which could decrease the trading price of GXO's common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:

- the ability of our remaining directors to fill vacancies on our board of directors;
- limitations on stockholders' ability to call a special stockholder meeting or act by written consent;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and
- the right of our board of directors to issue preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporate Law (the "DGCL"), which could have the effect of delaying or preventing a change of control. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make GXO immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of GXO and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, in certain circumstances an acquisition or further issuance of our stock may trigger the application of Section 355(e) of the Code, causing the Separation to be taxable to XPO. Under the TMA, we are required to indemnify XPO for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.

GXO's amended and restated certificate of incorporation contains an exclusive forum provision that may discourage lawsuits against GXO and GXO's directors and officers.

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of GXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of GXO to GXO or to GXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against GXO or any current or former director or officer of GXO arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving GXO governed by the internal affairs doctrine, or any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although GXO stockholders will not be deemed to have waived GXO's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with GXO or our directors or officers, which may discourage such lawsuits against GXO and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2022, we operated in 979 facilities, including five corporate offices, located in the United States, United Kingdom, and Europe, of which 372 facilities are owned or leased by our customers. In the aggregate, we occupied 197 million square feet in our locations.

Locations	Facilities				Square Footage			
	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total
					(in millions)			
United States	193	—	101	294	47	—	31	78
United Kingdom	161	2	153	316	19	1	20	40
Europe [2]	188	—	99	287	41	—	31	72
Other [3]	58	—	19	77	5	—	2	7
Corporate	5	—	—	5	—	—	—	—
Total	605	2	372	979	112	1	84	197

(1) Locations owned or leased by our customers.
(2) Excludes the United Kingdom.
(3) Locations are primarily in Asia and Latin America.

We lease our global headquarters in Greenwich, Connecticut, our executive office in London, England, and various other offices in the United States, United Kingdom, France and India to support our global executive and shared services functions. We believe that our facilities are sufficient for our current needs.

Item 3. Legal Proceedings.

See Item 8 of Part II, "Financial Statements and Supplementary Data — Note — 18 Commitments and Contingencies" to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GXO." On February 13, 2023, there were approximately 88 record holders of our common stock.

We have never declared or paid cash dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Stock Performance Graph

On August 2, 2021, our common stock began regular-way trading. The following graph sets forth the cumulative total stockholder return to GXO's stockholders for the period beginning August 2, 2021, through December 31, 2022, as well as the corresponding returns on the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index.

The stock performance assumes $100 was invested on August 2, 2021 in our common stock, the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index, including reinvestment of dividends through December 31, 2022.



$150.00
$125.00
$100.00
$75.00
$50.00
8/2/2021
9/30/2021
12/31/2021
3/31/2022
6/30/2022
9/30/2022
12/31/2022
GXO
S&P 400 MidCap Index
S&P 500 Technology Index
S&P 500 Transportation Index

	8/2/2021	9/30/2021	12/31/2021	3/31/2022	6/30/2022	9/30/2022	12/31/2022
GXO	$ 100.00	$ 124.37	$ 144.01	$ 113.11	$ 68.61	$ 55.59	$ 67.69
S&P 400 MidCap Index	100.00	98.09	105.57	100.06	84.28	81.85	90.28
S&P 500 Technology Index	100.00	97.77	113.85	104.12	82.83	77.50	80.94
S&P 500 Transportation Index	100.00	94.03	110.27	109.70	89.94	79.95	88.61

Recent Sales of Unregistered Securities

On May 24, 2022, the Company completed the Clipper Acquisition. The Company acquired Clipper for $1,106 million, consisting of $902 million in cash and the issuance of 3,757,657 shares of GXO common stock having a value of $204 million.

Pursuant to the terms of the Clipper Acquisition, 7,551 shares of GXO common stock were issued during the quarter ended December 31, 2022 in connection with the exercise of options under a court-sanctioned scheme of arrangement. These shares were issued in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act, which exempts from the registration requirements under the Securities Act any securities that are issued in exchange for one or more bona fide outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court or other governmental authority expressly authorized by law, to grant such approval.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This Form 10-K contains certain forward-looking statements that are intended to be covered by the safe harbors created by The Private Securities Litigation Reform Act of 1995. Please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Also, the following discussion and analysis of our financial conditions and results of operations generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Annual Report and can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Business Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company" or "we"), is the largest pure-play contract logistics provider in the world and a foremost innovator in an industry. We provide our customers with high-value-add warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

We strive to provide all of our customers with consistently high levels of service and cutting-edge automation. We also collaborate with our largest customers on planning and forecasting and provide assistance with network optimization, working with these customers to design or redesign their supply chains to meet specific goals, such as sustainability metrics. Our multidisciplinary, consultative approach has led to many of our key customer relationships extending for years and expanding in scope.

The most dramatic growth in secular demand in recent years has been in e-commerce and related sectors, including omnichannel retail and other direct-to-consumer channels. We expect to attract new customers and expand the services we provide to existing customers through new projects, thus earning more of their external and internal logistics spend. We use technology to manage advanced automation, labor productivity, safety and the complex flow of goods within sophisticated logistics environments.

Our business model is asset-light and historically resilient in cycles, with high returns, strong free cash flow and visibility into revenue and earnings. The vast majority of our contracts with customers are multi-year agreements, and our facility lease arrangements generally align with contract length. Most of our customer contracts contain both fixed and variable components. The fixed component is typically designed to cover facility, technology and equipment costs, while the variable component is determined based on expected volumes and associated labor costs.

Basis of Presentation

Prior to the separation (the "Separation") from XPO, Inc. ("XPO"), GXO historical financial statements were prepared on a standalone combined basis and were derived from the consolidated financial statements and accounting records of XPO. On August 2, 2021, the Company became a standalone publicly traded company, and its financial statements post-Separation are now prepared on a consolidated basis. The combined consolidated financial statements for all periods presented prior to the Separation are now referred to as "Consolidated Financial Statements" and have been prepared under U.S generally accounting principles ("GAAP").

Prior to the Separation, GXO historical assets and liabilities presented were wholly owned by XPO and were reflected on a historical cost basis. In connection with the Separation, GXO assets and liabilities were transferred to the Company on a carry-over basis.

Prior to the Separation, GXO historical results of operations included allocations of XPO costs and expenses, including XPO's corporate function which incurred a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. An allocation of these expenses is included to burden all business units comprising XPO's historical results of operations, including GXO. The charges reflected have been either specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization, which include adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. The majority of these allocated costs are recorded within Selling, general and administrative expense ("SG&A"), Depreciation and amortization expense and Transaction and integration costs in the Consolidated Statements of Operations.

On May 24, 2022, the Company completed the acquisition of Clipper Logistics plc ("Clipper"), an omnichannel retail logistics specialist based in Leeds, England (the "Clipper Acquisition"). For the year ended December 31, 2022, the Company recorded $569 million and $4 million of revenue and income before income taxes, respectively.

GXO has one reportable segment.

Results of Operations

(In millions)	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Revenue	$ 8,993	$ 7,940	$ 1,053	13 %
Direct operating expense	7,443	6,637	806	12 %
Selling, general and administrative expense	886	714	172	24 %
Depreciation and amortization expense	329	335	(6)	(2)%
Transaction and integration costs	61	99	(38)	(38)%
Restructuring costs and other	32	4	28	n/m
Operating income	242	151	91	60 %
Other income, net	51	23	28	n/m
Interest expense	(29)	(21)	(8)	38 %
Income before income taxes	264	153	111	73 %
Income tax (expense) benefit	(64)	8	(72)	n/m
Net income	$ 200	$ 161	$ 39	24 %

n/m - not meaningful

Revenue for 2022 increased by 13%, or $1.1 billion, to $9.0 billion compared with $7.9 billion for 2021. The increase in 2022 compared to the prior year reflects an increase of $569 million due to the Clipper Acquisition, $391 million in our Americas and Asia-Pacific operations and $172 million from our United Kingdom and Ireland operations. This increase was partially offset by a decrease of $79 million in our Continental Europe operations, primarily due to the deconsolidation of a 50% owned joint venture and foreign currency movement. Foreign currency movement decreased revenue by $653 million in 2022.

Direct operating expenses comprise both fixed and variable expenses and consist of operating costs related to our logistics facilities, including personnel costs, facility and equipment expenses, such as rent, utilities, equipment maintenance and repair, transportation costs, costs of materials and supplies and information technology expenses. Direct operating expense for 2022 increased by 12%, or $806 million, to $7.4 billion compared with $6.6 billion for

2021. As a percentage of revenue, direct operating expense was 82.8% and 83.6% in 2022 and 2021, respectively. Direct operating expense increased primarily due to higher personnel and temporary labor expenses of $528 million, as well as higher third-party transportation costs and facilities expense of $224 million.

SG&A primarily consists of salary and benefit costs for executive and certain administration functions, professional fees, facility costs other than those related to our logistics facilities, bad debt expense and legal costs. SG&A for 2022 increased by 24%, or $172 million, to $886 million, compared with $714 million in 2021. SG&A increased primarily due to higher personnel expenses.

Depreciation and amortization expense for 2022 decreased to $329 million compared with $335 million for 2021. Depreciation and amortization expense included amortization of intangible assets of $68 million and $61 million in 2022 and 2021, respectively. The decrease in depreciation and amortization expense was primarily a result of $15 million allocated corporate charges from XPO before the Separation in the prior year, offset by higher amortization as a result of the Clipper Acquisition.

Transaction and integration costs were $61 million in 2022, compared with $99 million for 2021. Transaction and integration costs in 2022 include $46 million related to the Clipper Acquisition, reflecting costs associated with financing arrangements, advisory fees and integration costs, and $15 million from the Separation, primarily reflecting rebranding costs. Transaction and integration costs in 2021 primarily relate to the Separation and the acquisition of the majority of Kuehne + Nagel's contract logistics operations in the U.K. (the "K + N Acquisition").

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These costs are primarily related to severance; including projects to optimize human resources, finance and information technology activities; and are not associated with customer attrition. Restructuring costs and other for 2022 were $32 million compared with $4 million for 2021. Restructuring costs and other for 2022 included $24 million related to severance costs, primarily from the exit of non-core businesses and central efficiency projects, and $8 million related to the deconsolidation of a joint venture.

Other income, net was as follows:

| (In millions) | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Net periodic pension income	$ 33	$ 19	$ 14	74 %
Foreign currency gain (loss):				
Realized foreign currency option and forward contracts gain	29	1	28	n/m
Unrealized foreign currency option and forward contracts gain (loss)	(11)	1	(12)	n/m
Foreign currency transaction and remeasurement gain (loss)	(4)	2	(6)	n/m
Total foreign currency gain	14	4	10	n/m
Other	4	—	4	n/m
Total	$ 51	$ 23	$ 28	n/m

n/m - not meaningful

Interest expense primarily consists of interest related to indebtedness for money borrowed, capital lease obligations and cross currency swaps used in net investment hedges. Interest expense for 2022 increased by 38%, or $8 million, to $29 million, compared to $21 million for 2021 as a result of higher outstanding debt.

Income before income taxes for 2022, increased by $111 million, to $264 million, compared with $153 million for 2021. The increase was primarily due to growth in our business, lower transaction and integration costs, and other income from a pension plan and foreign currency contracts, partially offset by higher restructuring costs. Income from continuing operations before income taxes for our domestic operations was $105 million for 2022, compared with a loss of $25 million in 2021. The increase in income in our domestic operations for 2022 was driven by a 16% increase in revenue resulting primarily from the reduced impact of COVID-19 on our business in 2022 and lower depreciation and amortization expense of $20 million. Income from continuing operations before income taxes for our foreign operations was $159 million for 2022, compared with income of $178 million in 2021. The decrease in income was primarily driven by the impact of foreign currency movement, offset by an increase of $4 million in additional income resulting from the Clipper Acquisition, as well as an increase in pension income of $14 million.

Income tax for 2022 was a $64 million expense compared to an $8 million benefit for 2021. Our effective tax rate was 24.2% in 2022 and not meaningful in 2021. The increase in our effective income tax rate was driven by contribution and margin-based taxes and offset by the benefit from changes to the valuation allowance and stock-based compensation.

Liquidity and Capital Resources

Overview

Our ability to fund our operations and anticipated capital needs are reliant upon the generation of cash from operations, supplemented as necessary by periodic utilization of our revolving credit facility. Our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures, repayment of borrowings and strategic business development transactions. The timing and magnitude of our start-ups can vary and may positively or negatively impact our cash flows.

We continually evaluate our liquidity requirements and capital structure in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

Capital Expenditures

Our 2023 capital expenditures include fulfillment costs and investments in technology and automation to improve the speed and accuracy of order fulfillment and the resiliency of supply chains. The level and the timing of the Company's capital expenditures within these categories can vary as a result of a variety of factors outside our control, such as the timing of new contracts, availability of labor and materials, and foreign currency fluctuations. We believe that we have significant discretion over the amount and timing of our capital expenditures as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events.

Debt and Financing Arrangements

Five-Year Term Loan

On May 25, 2022, the Company entered into a five-year unsecured Term Loan (the "Five-Year Term Loan") that provided a $500 million unsecured term loan facility to fund the Clipper Acquisition. On May 26, 2022, the Company borrowed $500 million that will mature on May 26, 2027. The loan bears interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted Secured Overnight Financing Rate (SOFR), plus an applicable margin based on the Company's credit ratings.

Delayed Draw Term Loan

On March 22, 2022, the Company entered into an unsecured delayed draw Term Loan (the "Delayed Draw Term Loan") that provided a £375 million unsecured term loan facility to fund the Clipper Acquisition. The loan was available to the Company in U.S. dollars or British pounds sterling. On May 26, 2022, the Company borrowed, in U.S. dollars, a $165 million two-year term loan tranche (the "Two-Year Term Loan") and a $235 million three-year term loan tranche (the "Three-Year Term Loan") that will mature on May 26, 2024 and May 26, 2025, respectively. The Two-Year Term Loan and Three-Year Term Loan bear interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted SOFR, plus an applicable margin based on the Company's credit ratings. In December 2022, the Company repaid $50 million against the Two-Year Term Loan.

Bridge Term Loan

On February 28, 2022, the Company entered into an unsecured Bridge Term Loan (the "Bridge Term Loan") that provided a £745 million unsecured term loan facility to fund the Clipper Acquisition. The commitments under the Bridge Term Loan were terminated with the effectiveness of the Five-Year Term Loan and the Delayed Draw Term Loan. No amounts were drawn under the Bridge Term Loan.

Unsecured Notes

In July 2021, prior to the Separation, the Company completed an offering of $800 million aggregate principal amount of notes, consisting of $400 million of notes due 2026 (the "2026 Notes") and $400 million of notes due 2031 (the "2031 Notes"). The 2026 Notes bear interest at a rate of 1.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, beginning January 15, 2022, and maturing on July 15, 2026. The 2031 Notes bear interest at a rate of 2.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, beginning January 15, 2022, and maturing on July 15, 2031. The Company recognized $6 million of debt discounts and $2 million of debt issuance costs that were recorded as a reduction to the related debt instrument and will be amortized to interest expense over the life of the 2026 Notes and 2031 Notes.

Revolving Credit Facilities

In June 2021, prior to the Separation, the Company entered into a five-year unsecured multi-currency Revolving Credit Facility (the "Revolving Credit Facility"). The Revolving Credit Facility provides commitments of up to $800 million, of which $60 million will be available for the issuance of letters of credit. Loans under the Revolving Credit Facility bear interest at a fluctuating rate equal to (i) with respect to borrowings in dollars, at the Company's option, the alternate base rate or the reserve-adjusted LIBOR, (ii) with respect to borrowings in Canadian dollars, the reserve-adjusted Canadian Dollar Offered Rate, and (iii) with respect to borrowings in Euros, the reserve-adjusted Euro Interbank Offered Rate, in each case, plus an applicable margin calculated based on the Company's credit ratings. In addition, the Company is paying a commitment fee of 0.15% per annum on the unused portion of the commitments under the Revolving Credit Facility. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2022 or December 31, 2021.

In addition, pursuant to the Clipper Acquisition, the Company assumed a revolving credit facility agreement under which it may borrow up to approximately £45 million ($54 million as of December 31, 2022) in aggregate at any time, expiring in November 2023. As of December 31, 2022, the Company had $18 million of borrowings outstanding under this agreement.

Sales of Certain Receivables

The Company sells certain of its trade accounts receivables on a non-recourse basis to third-party financial institutions under various factoring agreements. The Company also sold certain European trade accounts receivables under a securitization program terminated in the first quarter of 2022. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company uses the sale of these receivables to help manage its working capital.

Information related to trade receivables sold was as follows:

(In millions)	Year Ended December 31,					
		2022		2021		2020
Factoring agreements						
Receivables sold in period	$	992	$	450	$	612
Cash consideration		988		449		611
Securitization program						
Receivables sold in period	$	—	$	1,850	$	1,491
Cash consideration		—		1,850		1,491
Deferred purchase price		—		—		80

Covenants and Compliance

The covenants in the Five-Year Term Loan, the Delayed Draw Term Loan, the Unsecured Notes, and the Revolving Credit Facilities, which are customary for financings of this type, limit the Company's ability to incur indebtedness and grant liens, among other restrictions. In addition, the facilities require the Company to maintain a consolidated leverage ratio below a specified maximum.

As of December 31, 2022, the Company complied with the covenants contained in its debt and financing arrangements.

Financial Condition

The following table summarizes our asset and liability balances as of December 31, 2022 and 2021:

(In millions)	December 31,					
		2022		2021	$ Change	% Change
Total current assets	$	2,428	$	2,099 $	329	16 %
Total long-term assets		6,791		5,172	1,619	31 %
Total current liabilities		2,532		2,329	203	9 %
Total long-term liabilities		4,009		2,552	1,457	57 %

The increase in our assets and liabilities from December 31, 2021 to December 31, 2022 primarily reflects the assets acquired and liabilities assumed, as well as various debt instruments entered into in connection with the Clipper Acquisition.

Cash Flow Activity

Our cash flows from operating, investing and financing activities, as reflected on our Consolidated Statements of Cash Flows, were summarized as follows:

(In millions)	Year Ended December 31,					
		2022		2021	$ Change	% Change
Net cash provided by operating activities	$	542	$	455 $	87	19 %
Net cash used in investing activities		(1,149)		(207)	(942)	n/m
Net cash provided by (used in) financing activities		787		(241)	1,028	n/m
Effect of exchange rates on cash and cash equivalents		(18)		(2)	(16)	n/m
Net increase in cash and cash equivalents	$	162	$	5 $	157	n/m

n/m - not meaningful

Operating Activities

Cash flows provided by operating activities for 2022 increased by $87 million compared with 2021. The increase was primarily due to $39 million higher income in 2022, and $47 million in non-cash adjustments driven by a decrease in deferred tax benefit for 2021.

Investing Activities

Investing activities used $1,149 million of cash in 2022 compared with $207 million used in 2021. During 2022, we used $876 million in connection with the Clipper Acquisition, $342 million of cash for capital expenditures, partially offset by $40 million received from the sales of property and equipment and $21 million in net proceeds from the settlement of cross-currency swap agreements, excluding accrued interest. During 2021, we used $250 million of cash for capital expenditures, received $32 million in connection with the K + N Acquisition and received $11 million from sales of property and equipment.

Financing Activities

Financing activities generated $787 million of cash in 2022 and used $241 million of cash in 2021. The primary sources of cash from financing activities in 2022 were $917 million in proceeds from long-term debt and the revolving credit facility, net, partially offset by $115 million in repayment of debt and finance leases and $16 million in payments for employee taxes on net settlement of equity awards. The primary uses of cash from financing activities in 2021 were $774 million of net transfers to XPO in connection with the Separation, $128 million to purchase the remaining noncontrolling interest in GXO Logistics Europe SAS, $72 million cash used to repay debt and finance leases and $26 million to repay borrowings related to our securitization program. The source of cash from financing activities in 2021 was the issuance of long-term debt of $794 million.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

We lease certain facilities and equipment under operating and finance lease arrangements. As of December 31, 2022, our outstanding obligations under operating and finance leases were $2.4 billion and $132 million, respectively. See Note — 8 Leases to the Consolidated Financial Statements for additional information.

As of December 31, 2022, we have $800 million of unsecured notes outstanding with interest payable in arrears on January 15 and July 15 of each year, and $850 million of variable-rate term loans outstanding with interest payable in arrears at our option monthly, quarterly, or semiannually. See Note — 9 Debt and Financing Arrangements to the Consolidated Financial Statements for additional information.

In addition, we have obligations for agreements to purchase goods or services entered into in the ordinary course of business that are enforceable and legally binding and gross unrecognized tax benefits.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). We make assumptions, estimates and judgments that affect our reported amounts of assets, liabilities, revenues, expenses, gains and losses. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified the following accounting policies to be the most critical as they are important to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application.

Business Combinations

We record tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. We allocate the fair value of purchase consideration to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Significant assumptions utilized in the allocation of the purchase price related to intangible assets include future expected cash flows from acquired customer relationships and trade names and discount rates.

Our estimates of fair value are based upon reasonable assumptions but are inherently uncertain and unpredictable, and as a result, actual results may differ from these estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. See Note — 4 Acquisitions to the Consolidated Financial Statements for additional information.

Evaluation of Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill is tested at the reporting unit level, which is an operating segment or one level below, on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We have three reporting units: i) Americas and Asia-Pacific; ii) United Kingdom and Ireland and iii) Continental Europe.

For each reporting unit, we first assess qualitative factors that are specific to the reporting unit as well as industry and macroeconomic factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative factors could include a significant change in the business climate, legal factors, operating performance indicators, competition, or the sale or disposition of a significant portion of a reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed.

A quantitative goodwill impairment test, when performed, includes estimating the fair value of a reporting unit using the income and/or market approach. The income approach of determining fair value is based on the present value of estimated future cash flows, which requires us to make various assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. The discount rates reflect management's judgment and are based on a risk-adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe using these valuation techniques yields the most appropriate evidence of the reporting unit's fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit and therefore could affect the likelihood and amount of any potential impairment.

Employee Benefit Plans

We sponsor an international defined benefit pension plan. Assumptions used in the accounting for these employee benefit plans include the discount rate and expected return on plan assets. Assumptions are determined based on company data and appropriate market indicators and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension costs reported in the consolidated financial statements.

The discount rate is determined based on the yield on a portfolio of high-quality bonds, constructed to provide cash flows necessary to meet our pension plans' expected future benefit payments, as determined for the accumulated benefit obligation. A 25-basis-point decrease in the discount rate would result in an estimated increase in the accumulated benefit obligation of approximately $24 million. The expected return on plan assets assumption is derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets. An increase or decrease of 50-basis-points in the expected long-term rate of return would have decreased or increased 2022 pension expense by approximately $4 million. See Note — 15 Employee Benefit Plans to the Consolidated Financial Statements for additional information.

New Accounting Standards

Information related to new accounting standards is included in Note — 2 Basis of Presentation and Significant Accounting Policies to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our long-term debt portfolio, excluding finance leases and other debt, consists of $800 million fixed-rate notes and $850 million variable-rate loans, complemented by a variable-rate revolving credit facility. We use cross-currency swap agreements to convert $600 million of variable-rate debt from Secured Overnight Financing Rate ("SOFR") to Euro Interbank Offered Rate ("Euribor"). We also entered into interest rate swap agreements to convert $250 million of variable-rate U.S. dollar ("USD")-denominated debt into USD-denominated fixed-rate debt. As of December 31, 2022, a hypothetical 1% increase in Euribor would have increased our interest expense by approximately $6 million. For our fixed-rate notes, a 1% increase or decrease in interest rates would have decreased or increased the fair value of our notes by approximately 4%.

Foreign Currency Exchange Risk

A significant proportion of our net assets and income is in non-USD currencies, primarily the Euro ("EUR") and British pound sterling ("GBP"). We are exposed to currency risk from potential changes in functional currency values of our foreign currency denominated assets, liabilities, and cash flows. Consequently, depreciation of the EUR or the GBP relative to the USD could have an adverse impact on our financial results.

We entered into cross-currency swap agreements to manage our foreign currency exchange risk by effectively converting a portion of the fixed-rate USD-denominated debt, including the interest payments, to fixed-rate EUR-denominated debt and a portion of the floating-rate USD-denominated loans, including the interest payments, to floating-rate EUR-denominated debt. We use foreign currency option contracts to mitigate the risk of a reduction in the value of earnings from our operations that use the EUR or GBP as their functional currency.

As of December 31, 2022, a uniform 10% strengthening in the value of the USD relative to the EUR would have increased our net assets by approximately $35 million. As of December 31, 2022, a uniform 10% strengthening in the value of the USD relative to the GBP would have decreased our net assets by approximately $30 million. These theoretical calculations assume that an instantaneous, parallel shift in exchange rates occurs, which is not consistent with the history of foreign currency markets. Fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the impact of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

See Note — 10 Fair Value Measurements and Financial Instruments to the Consolidated Financial Statements for additional information.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
GXO Logistics, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GXO Logistics, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Clipper Logistics plc during 2022, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, Clipper Logistics plc's internal control over financial reporting associated with approximately 6% of total assets, excluding associated goodwill and intangible assets, and approximately 6% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Clipper Logistics plc.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition-date fair value of a certain customer relationship intangible asset

As discussed in Note 4 to the consolidated financial statements, on May 24, 2022, the Company acquired Clipper Logistics plc in a business combination for consideration of approximately $1,106 million. As a result of the transaction, the Company acquired customer relationship intangible assets associated with the generation of future income from the acquirees' existing customers. The acquisition-date fair value of intangible assets recorded by the Company was $392 million, which included customer relationship intangible assets.

We identified the evaluation of the acquisition-date fair value of a certain customer relationship intangible asset as a critical audit matter. There was a high degree of subjective auditor judgment in evaluating certain assumptions used to estimate the acquisition-date fair value of the customer relationship intangible asset. Specifically, there was limited observable market information for the forecasted revenue and customer attrition assumptions, and evaluation of the discount rate assumption required specialized skills and knowledge. Changes in these assumptions could have had a significant impact on the acquisition-date fair value of the intangible asset.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company's process to estimate the acquisition-date fair value of the customer relationship intangible asset. This included controls over the determination of the forecasted revenue, customer attrition, and discount rate assumptions used in the Company's model. We evaluated the Company's forecasted revenue of the acquired company by comparing it to (1) past performance of the acquired company, (2) actual and forecasted revenue trends of the acquirees' peers, and (3) analyst reports of the acquiree. We evaluated the Company's customer attrition assumption by comparing it to historical attrition experienced by the acquired company. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate used by comparing it against a discount rate that was developed using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Stamford, Connecticut
February 15, 2023

GXO Logistics, Inc.

Consolidated Statements of Operations

(Dollars in millions, shares in thousands, except per share amounts)		Year Ended December 31,				
		2022		2021		2020
Revenue	$	8,993	$	7,940	$	6,195
Direct operating expense		7,443		6,637		5,169
Selling, general and administrative expense		886		714		611
Depreciation and amortization expense		329		335		323
Transaction and integration costs		61		99		47
Restructuring costs and other		32		4		29
Operating income		242		151		16
Other income, net		51		23		2
Interest expense, net		(29)		(21)		(24)
Income (loss) before income taxes		264		153		(6)
Income tax (expense) benefit		(64)		8		(16)
Net income (loss)		200		161		(22)
Net income attributable to noncontrolling interests		(3)		(8)		(9)
Net income (loss) attributable to GXO	$	197	$	153	$	(31)
Earnings (loss) per share data						
Basic	$	1.68	$	1.33	$	(0.27)
Diluted	$	1.67	$	1.32	$	(0.27)
Weighted-average common shares outstanding						
Basic		117,050		114,632		114,626
Diluted		117,616		115,597		114,626

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.

Consolidated Statements of Comprehensive Income

(In millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Net income (loss)	$	200	$	161	$	(22)
Other comprehensive income (loss), net of tax						
Foreign currency translation gain (loss), net of tax of $(8), $(3) and $(3), respectively		(98)		(46)		129
Unrealized gain on cash flow hedges, net of tax of $(2), $— and $—, respectively		7		—		2
Unrealized gain (loss) on defined benefit plans, net of tax of $13, $(2) and $—, respectively		(36)		7		1
Other comprehensive income (loss), net of tax		(127)		(39)		132
Comprehensive income		73		122		110
Less: Comprehensive income attributable to noncontrolling interests		2		7		17
Comprehensive income attributable to GXO	$	71	$	115	$	93

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.

Consolidated Balance Sheets

(Dollars in millions, shares in thousands, except per share amounts)		December 31,		
		2022		**2021**
ASSETS				
Current assets				
Cash and cash equivalents	$	495	$	333
Accounts receivable, net of allowances of $12 and $13, respectively		1,647		1,507
Other current assets		286		259
Total current assets		2,428		2,099
Long-term assets				
Property and equipment, net of $1,297 and $1,128 in accumulated depreciation, respectively		960		863
Operating lease assets		2,227		1,772
Goodwill		2,728		2,017
Intangible assets, net of $456 and $407 in accumulated amortization, respectively		570		257
Other long-term assets		306		263
Total long-term assets		6,791		5,172
Total assets	$	9,219	$	7,271
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	717	$	624
Accrued expenses		995		998
Short-term borrowings and obligations under finance leases		67		34
Current operating lease liabilities		560		453
Other current liabilities		193		220
Total current liabilities		2,532		2,329
Long-term liabilities				
Long-term debt and obligations under finance leases		1,739		927
Long-term operating lease liabilities		1,853		1,391
Other long-term liabilities		417		234
Total long-term liabilities		4,009		2,552
Commitments and Contingencies (Note 18)				
Stockholders' equity				
Common Stock, $0.01 par value per share, 300,000 shares authorized, 118,728 and 114,659 shares issued and outstanding, as of December 31, 2022 and 2021, respectively		1		1
Preferred Stock, $0.01 par value per share, 10,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2022 and 2021		—		—
Additional paid-in capital		2,575		2,354
Retained earnings		323		126
Accumulated other comprehensive loss		(254)		(130)
Total stockholders' equity before noncontrolling interests		2,645		2,351
Noncontrolling interests		33		39
Total equity		2,678		2,390
Total liabilities and equity	$	9,219	$	7,271

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.

Consolidated Statements of Cash Flows

(In millions)		Year Ended December 31,				
		2022		2021		2020
Cash flows from operating activities:						
Net income (loss)	$	200	$	161	$	(22)
Adjustments to reconcile net income (loss) to net cash provided by operating activities						
Depreciation and amortization expense		329		335		323
Stock-based compensation expense		33		28		25
Deferred tax benefit		(10)		(62)		(27)
Other		(14)		(10)		—
Changes in operating assets and liabilities						
Accounts receivable		(71)		(243)		(122)
Other assets		24		(57)		4
Accounts payable		45		114		(13)
Accrued expenses and other liabilities		6		189		165
Net cash provided by operating activities		542		455		333
Cash flows from investing activities:						
Capital expenditures		(342)		(250)		(222)
Proceeds from sale of property and equipment		40		11		12
Acquisition of business, net of cash acquired		(876)		32		(30)
Net proceeds from cross-currency swap agreements		21		—		—
Purchase and sale of affiliate trade receivables, net		—		—		(40)
Other		8		—		—
Net cash used in investing activities		(1,149)		(207)		(280)
Cash flows from financing activities:						
Proceeds from debt, net		917		794		—
Repayments of debt and finance leases		(115)		(72)		(123)
Taxes paid related to net share settlement of equity awards		(16)		(1)		—
Proceeds (repayments) related to trade securitization program		—		(26)		24
Purchase of noncontrolling interests		—		(128)		(21)
Net transfers (to) from XPO		—		(774)		168
Other		1		(34)		19
Net cash provided by (used in) financing activities		787		(241)		67
Effect of exchange rates on cash and cash equivalents		(18)		(2)		8
Net increase (decrease) in cash and cash equivalents		162		5		128
Cash and cash equivalents, beginning of year		333		328		200
Cash and cash equivalents, end of year	$	495	$	333	$	328
Supplemental cash flow information:						
Cash paid for interest, net	$	34	$	22	$	32
Cash paid for income taxes, net		111		75		27
Noncash investing and financing activities:						
Common stock issued for acquisition		204	$	—	$	—
Settlement of related party debt due to the Separation		—		437		—

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.

Consolidated Statements of Changes in Equity

(Shares in thousands, dollars in millions)	Common Stock		XPO, Inc. Investment	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Equity Before Noncontrolling Interest	Noncontrolling Interests	Total Equity
	Shares	Amount							
Balance as of December 31, 2019	—	$ —	$ 2,633	$ —	$ —	$ (66)	$ 2,567	$ 130	$ 2,697
Net income (loss)	—	—	(31)	—	—	—	(31)	9	(22)
Other comprehensive income	—	—	—	—	—	124	124	8	132
Purchase of noncontrolling interests	—	—	(1)	—	—	—	(1)	(20)	(21)
Net transfers from (to) XPO	—	—	164	—	—	—	164	(2)	162
Balance as of December 31, 2020	—	$ —	$ 2,765	$ —	$ —	$ 58	$ 2,823	$ 125	$ 2,948
Net income	—	—	27	—	126	—	153	8	161
Other comprehensive loss	—	—	—	—	—	(38)	(38)	(1)	(39)
Stock-based compensation	—	—	—	11	—	—	11	—	11
Vesting of stock compensation awards	33	—	—	—	—	—	—	—	—
Tax withholding related to vesting of stock compensation awards	—	—	—	(1)	—	—	(1)	—	(1)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	(128)	(128)
Net transfers from (to) XPO, including separation adjustments	—	—	(447)	—	—	(150)	(597)	40	(557)
Issuance of common stock and reclassification of XPO investment	114,626	1	(2,345)	2,344	—	—	—	—	—
Other	—	—	—	—	—	—	—	(5)	(5)
Balance as of December 31, 2021	114,659	$ 1	$ —	$ 2,354	$ 126	$ (130)	$ 2,351	$ 39	$ 2,390
Net income	—	—	—	—	197	—	197	3	200
Other comprehensive loss	—	—	—	—	—	(126)	(126)	(1)	(127)
Stock-based compensation	—	—	—	33	—	—	33	—	33
Vesting of stock compensation awards	557	—	—	—	—	—	—	—	—
Tax withholding on vesting of stock compensation awards	(246)	—	—	(16)	—	—	(16)	—	(16)
Common stock issued for acquisition	3,758	—	—	204	—	—	204	—	204
Other	—	—	—	—	—	2	2	(8)	(6)
Balance as of December 31, 2022	118,728	$ 1	$ —	$ 2,575	$ 323	$ (254)	$ 2,645	$ 33	$ 2,678

See accompanying Notes to the Consolidated Financial Statements.

1. Organization

Nature of Operations

GXO Logistics, Inc., together with its subsidiaries ("GXO" or the "Company"), is the largest pure-play contract logistics provider in the world and the foremost innovator in the logistics industry. The Company provides its customers with high-value-add warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by its ability to deliver technology-enabled, customized solutions at scale. The Company serves a broad range of customers across a range of industries, such as e-commerce, omnichannel retail, technology and consumer electronics, food and beverage, industrial and manufacturing, and consumer packaged goods, among others. The Company presents its operations in the consolidated financial statements as one reportable segment.

On August 2, 2021, the Company completed the separation (the "Separation") from XPO, Inc. ("XPO"). The Separation was accomplished by the distribution of 100 % of the outstanding common stock of GXO to XPO stockholders as of the close of business on July 23, 2021, the record date for the distribution. XPO stockholders received one share of GXO common stock for every share of XPO common stock held at the close of business on the record date. On August 2, 2021, GXO became a standalone publicly-traded company and regular-way trading of GXO's common stock commenced on the New York Stock Exchange under the ticker symbol "GXO." GXO was incorporated as a Delaware corporation in February 2021.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Prior to the Separation, the Company's financial statements were prepared on a standalone combined basis and were derived from the consolidated financial statements and accounting records of XPO (the "historical financial statements"). On August 2, 2021, the Company became a standalone publicly traded company, and its financial statements post-Separation are prepared on a consolidated basis. The combined consolidated financial statements for all periods presented prior to the Separation are now also referred to as "Consolidated Financial Statements" and have been prepared under the U.S. generally accepted accounting principles ("GAAP").

Prior to the Separation, the Company's historical assets and liabilities presented were wholly owned by XPO and were reflected on a historical cost basis. In connection with the Separation, the Company's assets and liabilities were transferred to the Company on a carry-over basis.

Prior to the Separation, the historical results of operations included allocations of XPO costs and expenses including XPO's corporate function which incurred a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. An allocation of these expenses is included to burden all business units comprising XPO's historical results of operations, including GXO. The charges reflected have been either specifically identified or allocated using drivers including adjusted earnings before interest, taxes, depreciation and amortization, which includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. The majority of these allocated costs are recorded within Selling, general and administrative expense; Depreciation and amortization expense; and Transaction and integration costs in the Consolidated Statements of Operations.

The Company's consolidated financial statements include the accounts of GXO Logistics, Inc. and its majority-owned subsidiaries and variable interest entities where the Company is the primary beneficiary. The Company has eliminated intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the use of estimates, judgments and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical information and on various other assumptions that it believes are reasonable under the circumstances. GAAP requires the Company to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, income taxes, loss contingencies, valuation of long-lived assets including goodwill and intangible assets and their associated estimated useful lives, collectability of accounts receivable and the fair value of financial instruments. Actual results may vary from those estimates.

The COVID-19 pandemic and Russia's invasion of Ukraine has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns or shutdowns, depress demand for the logistics business, and adversely impact the Company's estimates, particularly those that require consideration of forecasted financial information. The business and economic uncertainty resulting from the COVID-19 pandemic and Russia's invasion of Ukraine has made calculating estimates and assumptions more difficult.

Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. Bank overdraft positions occur when total outstanding issued checks exceed available cash balances at a single financial institution.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents the Company's unconditional right to receive consideration from its customers. The Company records accounts receivable at the contractual amount and records an allowance for doubtful accounts for the amount it estimates it may not collect. In determining the allowance for doubtful accounts, the Company considers historical collection experience, the age of the accounts receivable balances, the credit quality and risk of its customers, any specific customer collection issues, current economic conditions and other factors that may impact its customers' ability to pay. The Company writes off accounts receivable balances once the receivables are no longer deemed collectible.

The rollforward of the allowance for doubtful accounts was as follows:

	Year Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Beginning balance	$ 13	$ 18	$ 20
Provisions charged to expense	5	4	8
Write-offs, less recoveries, and other adjustments	(6)	(9)	(10)
Ending balance	$ 12	$ 13	$ 18

Property and Equipment

Property and equipment, which includes assets recorded under finance leases, are stated at cost less accumulated depreciation or, in the case of acquired property and equipment, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expenses as incurred.

For computer software developed, all costs incurred during the planning and evaluation stages are expensed as incurred. Software development costs are capitalized once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. Land and assets held within construction in progress are not depreciated.

The estimated useful lives of property and equipment are described below:

	Estimated Useful Life
Buildings	40 years
Leasehold improvements	Shorter of useful life or term of lease
Technology and automated systems	3 to 15 years
Warehouse equipment and other	3 to 15 years
Computer, software and equipment	1 to 5 years

Lease Obligations

The Company has operating leases primarily for real estate, warehouse equipment, material handling equipment, trucks, trailers, and containers and finance leases for equipment. The Company determines if an arrangement is a lease at inception. For leases with terms greater than 12 months, the Company recognizes lease assets and liabilities at the lease commencement date based on the present value of the lease payments over the lease term.

For most of the Company's leases, the implicit rate cannot be readily determined and, as a result, the Company uses the incremental borrowing rates at commencement date to determine the present value of future lease payments. For leases that include fixed rental payments for both the use of the asset ("lease costs") as well as for other occupancy or service costs relating to the asset ("non-lease costs"), the Company generally includes both the lease costs and non-lease costs as a single lease component in the measurement of the lease asset and liability. The Company excludes variable lease payments (such as payments based on an index) from its initial measurement of the lease liability.

Lease agreements may contain rent escalation clauses, renewal or termination options, rent holidays or certain landlord incentives, including tenant improvement allowances. Amounts received from a landlord are included as a reduction to the lease asset and are included within operating activities on the Consolidated Statement of Cash Flows.

Segment Reporting

The Company is comprised of three operating segments based on the operating results regularly reviewed by the chief operating decision-maker ("CODM") to make decisions about resource allocation and the performance of the business. These three operating segments have been aggregated into a single reporting segment.

Goodwill and Intangible Assets

The Company records goodwill as the excess of the consideration transferred over the fair value of net assets acquired in business combinations. Goodwill is tested for impairment at the reporting unit level, which is an operating segment, or one level below. The Company has three reporting units: i) Americas and Asia-Pacific; ii) United Kingdom and Ireland and iii) Continental Europe. The Company measures goodwill impairment, if any, as the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill.

As a result of the change in our operating segments and reporting units, we elected to change our annual goodwill impairment test date from August 31 to November 1 to align with the Company's budgeting process. We performed an annual goodwill impairment test on August 31, 2022 and on November 1, 2022. For changes in reporting units, we reassign goodwill using a relative fair value allocation approach.

The review of goodwill impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step quantitative impairment test. In performing the qualitative assessment, the Company considers many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in the Company's stock price and market capitalization of the Company and macroeconomic conditions. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill). The Company uses the income approach and/or a market-based approach to determine the reporting units' fair values, which are based on discounted cash flows. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires significant estimates and assumptions. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company's intangible assets consist of customer relationships and trade names which are amortized on a straight-line basis or over their respective useful life using patterns that reflect the economic benefits of the assets are expected to be realized. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Impairment of Long-lived assets

The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If an impairment indicator is present, the company evaluates recoverability by comparing the carrying amount of the asset group to the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group. If the assets are impaired, an impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. The Company estimates fair value using the expected future cash flows discounted at a rate consistent with the risks associated with the recovery of the asset.

Insurance liabilities

The Company participates in a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, property, general liability, vehicular, cargo, cyber-attacks and workers' compensation claims. The Company estimates insurance liabilities using several factors, primarily based on independent third-party actuary determined amounts, historical claims experience, estimates of incurred but not reported claims, demographic and severity factors.

Liabilities for the risks the Company retains, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than estimates.

Revenue Recognition

The Company generates revenue by providing supply chain services for its customers, including warehousing and distribution, order fulfillment, reverse logistics, packaging and labeling, factory and aftermarket support, and inventory management ranging from a few months to a few years. Generally, the Company's contracts provide the customer an integrated service that includes two or more services, including but not limited to facility and equipment costs, construction, repair and maintenance services and labor.

For these contracts, the Company does not consider the services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in its contracts, which is a series of distinct services that remain substantially the same over time and possess the same pattern of transfer. Revenue is recognized using the series guidance over the period in which services are provided under the terms of the Company's contractual relationships with its customers.

The transaction price is based on the amount specified in the contract with the customer and contains fixed and variable consideration. In general, the fixed consideration in a contract represents reimbursement for facility, technology and equipment costs incurred to satisfy the performance obligation and is recognized on a straight-line basis over the term of the contract. The variable consideration is comprised of cost reimbursement based on the costs incurred, per-unit pricing is determined based on units provided, and time and materials pricing is based on the hours of services provided. The variable consideration component is recognized over time based on the level of activity.

Generally, pricing can be adjusted based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Assets

Contract assets consist of two components, customer acquisition costs and costs to fulfill a contract. The Company capitalizes direct and incremental costs incurred to obtain and to fulfill a contract in advance of revenue recognition, such as certain labor, third-party service and related product costs. These costs are recognized as an asset if the Company expects to recover them. Contract fulfillment costs are recognized consistent with the transfer of the underlying performance obligations to the customer based on the specific contracts to which they relate. Contract assets are primarily amortized to Direct operating expense in the Consolidated Statements of Operations over the contract term.

Contract Liabilities

Contract liabilities, which are recorded within Other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets, represent the Company's obligation to transfer services to a customer for which the Company has received consideration or the amount is due from the customer.

Derivative Instruments

The Company records all its derivative financial instruments on the Consolidated Balance Sheets as assets or liabilities measured at fair value. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income or as a basis adjustment to the underlying hedged item and reclassified to earnings in the year in which the hedged item affects earnings. The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed of. To the extent derivatives do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject us to increased earnings volatility.

Stock-Based Compensation

The Company accounts for stock-based compensation based on the equity instrument's grant date fair value. Stock compensation expense is recognized using the straight-line method, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. For grants of restricted stock units ("RSUs") subject to service-based or performance-based vesting conditions only, the Company establishes the fair value based on the market price on the date of the grant. For grants of RSUs subject to market-based vesting conditions ("PRSUs") and stock options, the Company determines the fair value based on its stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur.

Defined Benefit Plan

The Company calculates its employer-sponsored retirement plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, expected long-term rate of return on plan assets, mortality rates and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent the Company's best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. The Company's obligation and future expense amounts could be materially impacted by differences in experience or changes in assumptions.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in Accumulated other comprehensive income (loss) ("AOCI") and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Cumulative gains and losses over 10% of the greater of the beginning of year benefit obligation or fair value of the plan assets are amortized over the expected average life expectancy.

Income Taxes

The Company accounts for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which the Company recognizes the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The calculation of the annual effective tax rate relies on several factors including pre-tax earnings, various jurisdiction statutory tax rates, tax credits, uncertain tax positions, valuation allowances and differences between tax laws and accounting laws. The effective tax rate in any financial statement period may be materially impacted by changes in the blend and/or level of earnings by individual taxing jurisdictions.

If the Company considers that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, presuming an examination by a taxing authority with full knowledge of all relevant information, the Company recognizes all or a portion of the benefit. Valuation allowances are established when it is more likely than not that the Company's deferred tax assets will not be realized based on all available evidence.

The Company uses judgments and estimates in evaluating its tax positions. The Company's tax returns are subject to examination by U.S. Federal, state and local, foreign taxing jurisdictions. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years. The Company recognizes tax benefits from uncertain tax positions only if based on the technical merits of the position it is more likely than not that the tax positions will be sustained upon audit. The Company adjusts these tax liabilities, including related interest and penalties, based on the current facts and circumstances. The Company reports tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of the Company's foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCI in the Consolidated Balance Sheets. The Company converts foreign currency transactions recognized in the Consolidated Statements of Operations to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income, net in the Consolidated Statements of Operations and were not material for any of the years presented.

Adoption of New Accounting Standards

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. On January 1, 2022, the Company adopted the guidance. The adoption of this new standard did not have a material impact on the Company's condensed consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, "Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting." The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, "Reference Rate Reform (Topic 848): Scope" to expand the scope of this guidance to include derivatives. In December 2022, the FASB issued ASU 2022-06, "Reference rate reform (Topic 848): Deferral of the sunset date of Topic 848" which defers the expiration date for Topic 848 from December 31, 2022 until December 31, 2024. The Company intends to apply this guidance when modifications of contracts that include LIBOR occur, which is not expected to have a material impact on the consolidated financial statements.

3. Revenue Recognition

Revenue disaggregated by geographical area was as follows:

(In millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
United Kingdom	$	3,293	$	2,634	$	1,526
United States		2,861		2,469		2,221
France		729		734		643
Netherlands		699		651		499
Spain		488		479		422
Italy		331		339		318
Other		592		634		566
Total	$	8,993	$	7,940	$	6,195

The Company's revenue can also be disaggregated by various verticals, reflecting the customers' principal industry. Revenue disaggregated by industry was as follows:

(In millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Omnichannel retail	$	3,649	$	3,116	$	2,495
Technology and consumer electronics		1,337		1,075		763
Food and beverage		1,327		1,328		908
Industrial and manufacturing		1,076		994		920
Consumer packaged goods		915		832		627
Other		689		595		482
Total	$	8,993	$	7,940	$	6,195

Contract Balances

(In millions)	December 31, 2022		December 31, 2021
Contract assets [1]	$	190 $	147
Contract liabilities [2]		288	220

(1) Contract assets are included in Other current assets and Other long-term assets in the Consolidated Balance Sheets.
(2) Contract liabilities are included in Other current liabilities and Other long-term liabilities in the Consolidated Balance Sheets.

Revenue recognized included the following:

(In millions)	Year Ended December 31, 2022		Year Ended December 31, 2021
Amounts included in the beginning of year contract liability balance	$	93 $	68

Remaining Performance Obligations

The remaining performance obligations relate to firm customer contracts for which services have not been performed and future revenue recognition is expected. As permitted in determining the remaining performance obligation, the Company omits obligations that have original expected durations of one year or less or contain variable consideration.

As of December 31, 2022, the fixed consideration component of the Company's remaining performance obligations was approximately $3.1 billion, and the Company expects to recognize approximately 75% of that amount over the next three years and the remainder thereafter. The Company estimates remaining performance obligations at a point in time and actual amounts may differ from these estimates due to changes in foreign currency exchange rates and contract revisions or terminations.

4. Acquisitions

Clipper Acquisition

On May 24, 2022, the Company completed the acquisition of Clipper Logistics plc ("Clipper"), an omnichannel retail logistics specialist based in Leeds, England (the "Clipper Acquisition"). The Company acquired Clipper for $1,106 million, consisting of $902 million in cash and the issuance of 3,757,657 shares of GXO common stock having a value of $204 million. The Clipper Acquisition was subject to review by the CMA. On October 4, 2022, the CMA approved the Clipper Acquisition.

The Company incurred acquisition and integration costs related to the Clipper Acquisition of $46 million for the year ended December 31, 2022. These costs are included within Transaction and integration costs in the Consolidated Statements of Operations.

In connection with the Clipper Acquisition, (i) the Company and Clipper entered into a Cooperation Agreement; (ii) the Company entered into a Delayed Draw Term Loan; (iii) the Company entered into a Five-Year Term Loan; and (iv) the Company terminated its Bridge Term Loan. For additional information regarding the financing agreements entered into in connection with the Clipper Acquisition, see Note 9. Debt and Financing Arrangements.

The Company included Clipper's results of operations from the date of acquisition. For the year ended December 31, 2022, the Company recorded $569 million and $4 million of revenue and income before income taxes, respectively.

The Company accounted for the Clipper Acquisition as a business combination using the acquisition method of accounting. The fair value of assets acquired and liabilities assumed was based on management's estimate of the fair values of the assets acquired and liabilities assumed using valuation techniques including income, cost and market approaches.

The following table summarizes the estimated fair value of identifiable assets acquired and liabilities assumed at the acquisition date:

(In millions)		
ASSETS		
Current assets		
Cash and cash equivalents	$	26
Accounts receivable		146
Other current assets		67
Total current assets		239
Long-term assets		
Property and equipment		80
Operating lease assets		233
Intangible assets [(1)]		392
Other long-term assets		15
Total long-term assets		720
Total assets	$	959
LIABILITIES		
Current liabilities		
Accounts payable	$	84
Accrued expenses		96
Short-term borrowings and obligations under finance leases		56
Current operating lease liabilities		50
Other current liabilities		49
Total current liabilities		335
Long-term liabilities		
Long-term debt and obligations under finance leases		10
Long-term operating lease liabilities		183
Other long-term liabilities		121
Total long-term liabilities		314
Total liabilities	$	649
Net assets purchased	$	310
Cash paid	$	902
Common stock issued [(2)]		204
Purchase price paid	$	1,106
Goodwill recorded [(3)]	$	796

(1) The Company acquired $392 million of intangible assets comprised of customer relationships and trade names, with weighted-average useful lives of 15 years.
(2) Represents the fair value of the Company's common stock issued.
(3) Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill acquired was recorded in the United Kingdom and Ireland reporting unit and was primarily attributed to anticipated synergies.

The fair values of the assets acquired and liabilities assumed are considered preliminary and subject to adjustment as additional information is obtained and reviewed. The final allocation of the purchase price may differ from the preliminary allocation based on completion of the valuation. The Company expects to finalize the purchase price allocation within the measurement period, which will not exceed one year from the acquisition date. The primary areas of the purchase price allocation that are not yet finalized relate to lease assets and liabilities, certain long term liabilities, income taxes and goodwill.

The following unaudited pro forma information presents the Company's results of operations as if the Clipper Acquisition occurred on January 1, 2021. The pro forma results reflect the impact of incremental interest expense, net of hedging instruments, to finance the acquisition and amortization expenses on acquired intangible assets. Adjustments have also been made to remove transaction related costs. The unaudited pro forma information is not necessarily indicative of what the results of operations of the combined company would have been if the acquisition had been completed on January 1, 2021.

	Year Ended December 31,	
(In millions)	2022	2021
Revenue	$ 9,449	$ 9,074
Income before income taxes	295	155

European Acquisition

In January 2021, the Company acquired the majority of Kuehne + Nagel's contract logistics operations in the U.K. (the "K + N Acquisition"). For the year ended December 31, 2021, the K + N Acquisition generated revenues of $604 million, primarily recorded in the food and beverage vertical, and income before income taxes was not material. The operations provide a range of logistics services, including inbound and outbound distribution, reverse logistics management and inventory management.

The Company recorded the fair value of assets and liabilities assumed, including $281 million of operating and finance lease assets and liabilities. The Company acquired intangibles of $26 million with a weighted-average amortization period of 9 years. Goodwill acquired in connection with the acquisition was $16 million, recorded in the European reporting unit. Pro forma results of operations for this acquisition have not been presented as they are not material to the Consolidated Financial Statements.

5. Goodwill

The following tables present the changes in goodwill for the years ended December 31, 2022 and 2021.

(In millions)	
Goodwill as of December 31, 2020	$ 2,063
Acquisition [1]	16
Impact of foreign exchange translation	(62)
Goodwill as of December 31, 2021	2,017
Acquisition [1]	796
Impact of foreign exchange translation	(85)
Goodwill as of December 31, 2022	$ 2,728

(1) Changes to goodwill amounts resulting from foreign currency translation after the acquisition date are presented as the impact of foreign exchange translation.

As of December 31, 2022 and 2021, there were no accumulated goodwill impairment losses.

6. Intangible Assets

The following table summarizes identifiable intangible assets:

(In millions)	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Value	Gross Carrying Amount	Accumulated Amortization	Net Value
Customer relationships	$ 978	$ (451)	$ 527	$ 664	$ (407)	$ 257
Trade names	48	(5)	43	—	—	—
Total	$ 1,026	$ (456)	$ 570	$ 664	$ (407)	$ 257

For the years ended December 31, 2022, 2021 and 2020, there were no intangible assets impairment losses.

Intangible asset amortization expense was $68 million, $61 million and $61 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows.

(In millions)	2023	2024	2025	2026	2027	Thereafter
Estimated amortization expense	$ 66	$ 63	$ 60	$ 57	$ 54	$ 270

7. Property and Equipment

The following table summarizes property and equipment:

(In millions)	December 31,	
	2022	2021
Land	$ —	$ 7
Buildings and leasehold improvements	364	326
Warehouse equipment and other	958	832
Computer, software and equipment [(1)]	588	550
Technology and automated systems	347	276
Total property and equipment, gross	2,257	1,991
Less: accumulated depreciation and amortization	(1,297)	(1,128)
Total property and equipment, net	$ 960	$ 863

(1) Includes internally developed software of $223 million and $214 million as of December 31, 2022 and 2021, respectively.

Depreciation of property and equipment was $261 million, $274 million and $262 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, the Company held long-lived tangible assets outside the U.S. of $475 million and $428 million, respectively.

8. Leases

The following amounts were recorded in the Consolidated Balance Sheets related to leases:

		December 31,		
(In millions)		**2022**		**2021**
Operating leases:				
Operating lease assets	$	2,227	$	1,772
Current operating lease liabilities	$	560	$	453
Long-term operating lease liabilities		1,853		1,391
Total operating lease liabilities	$	2,413	$	1,844
Finance leases:				
Property and equipment, net	$	123	$	155
Short-term borrowings and obligations under finance leases	$	35	$	34
Long-term debt and obligations under finance leases		97		133
Total finance lease liabilities	$	132	$	167

Supplemental weighted-average information for leases was as follows:

	December 31,	
	2022	**2021**
Weighted-average remaining lease term		
Operating leases	5.9 years	5.3 years
Finance leases	10.4 years	11.6 years
Weighted-average discount rate		
Operating leases	4.0 %	3.5 %
Finance leases	3.4 %	3.8 %

The components of lease expense were as follows:

		Year Ended December 31,				
(In millions)		**2022**		**2021**		**2020**
Operating leases:						
Operating lease cost	$	697	$	657	$	532
Short-term lease cost		118		80		55
Variable lease cost		106		75		65
Total operating lease cost	$	921	$	812	$	652
Finance leases:						
Amortization of leased assets	$	30	$	32	$	24
Interest expense on lease liabilities		5		6		4
Total finance lease cost	$	35	$	38	$	28
Total lease cost	$	956	$	850	$	680

Supplemental cash flow information related to leases was as follows:

(In millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	576	$	578	$	556
Operating cash flows for finance leases		5		6		4
Financing cash flows for finance leases		33		25		17
Leased assets obtained in exchange for new lease obligations:						
Operating leases, including $233 and $281 from an acquisition in 2022 and 2021, respectively	$	1,154	$	932	$	392
Finance leases, including $16 and $23 from an acquisition in 2022 and 2021, respectively		20		39		38

Maturities of lease liabilities as of December 31, 2022 were as follows:

(In millions)		**Finance Leases**		**Operating Leases**
2023	$	50	$	638
2024		26		539
2025		20		432
2026		12		331
2027		9		242
Thereafter		31		571
Total lease payments		148		2,753
Less: Interest		(16)		(340)
Present value of lease liabilities	$	132	$	2,413

As of December 31, 2022, the Company had additional operating leases that have not yet commenced with future undiscounted lease payments of approximately $15 million. These operating leases will begin in 2023, with initial lease terms ranging from 5 to 6 years.

9. Debt and Financing Arrangements

The following table summarizes the carrying value of our debt:

(In millions)	Rate [1]		December 31,		
			2022		**2021**
1.65% Unsecured notes due 2026 [2]	1.65%	$	397	$	397
2.65% Unsecured notes due 2031 [3]	2.65%		397		396
Two-Year Term Loan due 2024	5.77%		115		—
Three-Year Term Loan due 2025 [4]	5.77%		234		—
Five-Year Term Loan due 2027 [4]	5.89%		499		—
Finance leases and other debt	Various		164		168
Total debt and obligations under finance leases			1,806		961
Less: Short-term borrowings and obligations under finance leases			67		34
Total long-term debt and obligations under finance leases		$	1,739	$	927

(1) Interest rate as of December 31, 2022.
(2) Net of unamortized debt issuance costs and discount of $3 million as of December 31, 2022 and 2021.
(3) Net of unamortized debt issuance costs and discount of $3 million and $4 million as of December 31, 2022 and 2021, respectively.
(4) Net of unamortized debt issuance costs of $1 million as of December 31, 2022.

Five-Year Term Loan

On May 25, 2022, the Company entered into a five-year unsecured Term Loan (the "Five-Year Term Loan") that provided a $500 million unsecured term loan facility to fund the Clipper Acquisition. On May 26, 2022, the Company borrowed $500 million that will mature on May 26, 2027. The loan bears interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted Secured Overnight Financing Rate (SOFR), plus an applicable margin based on the Company's credit ratings.

Delayed Draw Term Loan

On March 22, 2022, the Company entered into an unsecured delayed draw Term Loan (the "Delayed Draw Term Loan") that provided a £375 million unsecured term loan facility to fund the Clipper Acquisition. The loan was available to the Company in U.S. dollars or British pounds sterling. On May 26, 2022, the Company borrowed, in U.S. dollars, a $165 million two-year term loan tranche (the "Two-Year Term Loan") and a $235 million three-year term loan tranche (the "Three-Year Term Loan") that will mature on May 26, 2024 and May 26, 2025, respectively. The Two-Year Term Loan and Three-Year Term Loan bear interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted SOFR, plus an applicable margin based on the Company's credit ratings. In December 2022, the Company repaid $50 million against the Two-Year Term Loan.

Bridge Term Loan

On February 28, 2022, the Company entered into an unsecured Bridge Term Loan (the "Bridge Term Loan") that provided a £745 million unsecured term loan facility to fund the Clipper Acquisition. The commitments under the Bridge Term Loan were terminated with the effectiveness of the Five-Year Term Loan and the Delayed Draw Term Loan. No amounts were drawn under the Bridge Term Loan.

Unsecured Notes

In July 2021, prior to the Separation, the Company completed an offering of $800 million aggregate principal amount of notes, consisting of $400 million of notes due 2026 (the "2026 Notes") and $400 million of notes due 2031 (the "2031 Notes"). The 2026 Notes bear interest at a rate of 1.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, beginning January 15, 2022, and maturing on July 15, 2026. The 2031 Notes bear interest at a rate of 2.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, beginning January 15, 2022, and maturing on July 15, 2031.

Revolving Credit Facilities

In June 2021, prior to the Separation, the Company entered into a five-year unsecured multi-currency Revolving Credit Facility (the "Revolving Credit Facility"). The Revolving Credit Facility provides commitments of up to $800 million, of which $60 million will be available for the issuance of letters of credit. Loans under the Revolving Credit Facility bear interest at a fluctuating rate equal to (i) with respect to borrowings in dollars, at the Company's option, the alternate base rate or the reserve-adjusted LIBOR, (ii) with respect to borrowings in Canadian dollars, the reserve-adjusted Canadian Dollar Offered Rate, and (iii) with respect to borrowings in Euros, the reserve-adjusted Euro Interbank Offered Rate, in each case, plus an applicable margin calculated based on the Company's credit ratings. In addition, the Company is paying a commitment fee of 0.15% per annum on the unused portion of the commitments under the Revolving Credit Facility. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2022 or December 31, 2021.

In addition, pursuant to the Clipper Acquisition, the Company assumed a revolving credit facility agreement under which it may borrow up to approximately £45 million ($54 million as of December 31, 2022) in aggregate at any time, expiring in November 2023. As of December 31, 2022, the Company had $18 million of borrowings outstanding under this agreement.

Amounts drawn and repaid in 90 days or less under the revolving credit facilities are presented net in the Consolidated Statement of Cash Flows.

Factoring Programs and Trade Receivables Securitization

The Company sells certain of its trade accounts receivables on a non-recourse basis to third-party financial institutions under various factoring agreements. The Company also sold certain European trade accounts receivables under a securitization program that was terminated in the first quarter of 2022. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows.

The Company accounts for these transactions as sales because the Company sells full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from the Consolidated Balance Sheets at the date of transfer.

Information related to trade receivables sold was as follows:

	Year Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Factoring agreements			
Receivables sold in period	$ 992	$ 450	$ 612
Cash consideration	988	449	611
Securitization program			
Receivables sold in period	$ —	$ 1,850	$ 1,491
Cash consideration	—	1,850	1,491
Deferred purchase price	—	—	80

Covenants and Compliance

The covenants in the Five-Year Term Loan, the Delayed Draw Term Loan, the Unsecured Notes, and the Revolving Credit Facilities, which are customary for financings of this type, limit the Company's ability to incur indebtedness and grant liens, among other restrictions. In addition, the facilities require the Company to maintain a consolidated leverage ratio below a specified maximum.

As of December 31, 2022, the Company complied with the covenants contained in its debt and financing arrangements.

10. Fair Value Measurements and Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1—Quoted prices for identical instruments in active markets;

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

Assets and liabilities

The Company bases its fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2022 and 2021, due to their short-term nature.

Debt

The fair value of debt was as follows:

(In millions)	Level	December 31, 2022		December 31, 2021	
		Fair Value	Carrying Value	Fair Value	Carrying Value
1.65% Unsecured notes due 2026	2	$ 342	$ 397	$ 391	$ 397
2.65% Unsecured notes due 2031	2	294	397	394	396
Two-Year Term Loan due 2024	2	115	115	—	—
Three-Year Term Loan due 2025	2	234	234	—	—
Five-Year Term Loan due 2027	2	499	499	—	—

Financial Instruments

The Company directly manages its exposure to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. The Company uses derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. The Company does not expect to incur any losses as a result of counterparty default.

Net Investment Hedges

The Company uses fixed-to-fixed or variable-to-variable cross-currency swap agreements to hedge its net investments in foreign operations against future volatility in the exchange rates between the U.S. dollar and the associated foreign currencies. The Company designated these cross-currency swap agreements as qualifying hedging instruments and accounts for them as net investment hedges.

In the first quarter of 2022, the Company extended certain fixed-to-fixed cross-currency swap agreements scheduled to mature between 2022 to 2027, with an aggregate notional amount of $322 million. In the second quarter of 2022, the Company extended a fixed-to-fixed cross-currency swap agreement scheduled to mature in 2026 to 2027, with an aggregate notional amount of $165 million. Additionally, in the second quarter of 2022, the Company entered into multiple cross-currency swap agreements with maturity dates ranging from 2023 to 2027, with an aggregate notional amount of $900 million, of which $250 million and $165 million were amended during the second and third quarters of 2022, respectively. In the fourth quarter of 2022, the Company amended certain fixed-to-fixed cross-currency swap agreements scheduled to mature in 2027 to 2026, with aggregate notional amounts of $322 million, these amendments were not material to the Consolidated Financial Statements. Concurrent with the $50 million Two-Year Term Loan repayment, $50 million of a variable-to-variable cross-currency swap agreement notional amount was reduced.

In connection with the extensions, amendments and reduction, the Company received net cash of $21 million representing the fair value of the swap plus interest accrued through the date of termination for the year ended December 31, 2022.

Interest Rate Swap Agreements

The Company uses interest rate swap agreements to hedge the variability of cash flows resulting from floating interest rate borrowings. The Company designated these interest rate swap agreements as qualifying hedging instruments and accounts for them as cash flow hedges. When an interest rate swap agreement qualifies for hedge accounting as a cash flow hedge, the changes in the fair value are recorded in equity as a component of AOCI and are reclassified into Interest expense, net over the life of the underlying debt, as interest on the Company's floating rate debt is accrued. In the second quarter of 2022, the Company entered into multiple interest rate swap agreements with an aggregate notional amount of $250 million.

Foreign Currency Exchange Rate Risk

The Company is exposed to certain risks relating to its ongoing business operations, including foreign currency exchange rate risk. The Company uses foreign currency option contracts to mitigate the risk of a reduction in the value of earnings from its operations that use the Euro or British pound sterling as their functional currency. Additionally, the Company uses foreign currency forward contracts to mitigate exposure from variability of cash flows related to the forecasted interest and principal payments on intercompany loans. The foreign currency forward contracts generally expire within 12 months. While these derivatives are hedging the fluctuations in foreign currencies, they do not meet the requirements to be accounted for as hedging instruments.

Derivatives

The gross notional and fair value of derivative instruments were as follows:

| | December 31, | | | | | |
| | 2022 | | 2021 | | | |
(In millions)	Notional Amount	Fair Value	Notional Amount	Fair Value		Balance Sheet Location
Derivatives designated as hedges						
Assets:						
Cross-currency swap agreements	$ 1,222	$ 22	$ —	$	—	Other long-term assets
Interest rate swaps	250	9	—		—	Other long-term assets
Liabilities:						
Cross-currency swap agreements	$ 115	$ 13	$ 328	$	4	Other current liabilities
Cross-currency swap agreements	—	—	165		4	Other long-term liabilities
Derivatives not designated as hedges						
Assets:						
Foreign currency option contracts	$ —	$ —	$ 368	$	11	Other current assets
Foreign currency option contracts	—	—	37		1	Other long-term assets
Liabilities:						
Foreign currency option contracts	$ 354	$ 5	$ —	$	—	Other current liabilities
Foreign currency forward contracts	3	—	—		—	Other current liabilities

As of December 31, 2022 and 2021, the derivatives were classified as Level 2 within the fair value hierarchy. The derivatives are valued using inputs other than quoted prices such as foreign exchange rates and yield curves.

The effect of hedges on AOCI and in the Consolidated Statements of Operations was as follows:

(In millions)	Year Ended December 31, 2022			Year Ended December 31, 2021		
	Amount of Gain Recognized in Other Comprehensive Income on Derivatives	Gain Reclassified from AOCI into Net Income [1]	Gain Recognized in Net Income on Derivatives (Excluded from effectiveness testing) [1]	Amount of Loss Recognized in Other Comprehensive Income on Derivatives	Gain Reclassified from AOCI into Net Income [1]	Gain Recognized in Net Income on Derivatives (Excluded from effectiveness testing) [1]
Derivatives designated as net investment hedges						
Cross-currency swap agreements	$ 36	$ 4	$ 3	$ (17)	$ 1	$ 2
Derivatives designated as cash flow hedges						
Interest rate swaps	$ 9	$ —	$ —	$ —	$ —	$ —

(1) Amounts reclassified to Net income are reported within Interest expense, net in the Consolidated Statements of Operations.

Derivatives not designated as hedges

Gains and losses recognized in Other income, net in the Consolidated Statements of Operations for foreign currency options and forward contracts were as follows:

(In millions)	Year Ended December 31,	
	2022	2021
Realized gain	$ 29	$ 1
Unrealized gain (loss)	(11)	1
Total gain recognized in net income	$ 18	$ 2

11. Accrued Expenses

The components of accrued expenses were as follows:

(In millions)	December 31,	
	2022	2021
Facility and transportation charges	$ 360	$ 387
Salaries and wages	350	367
Value-added tax and other taxes	135	135
Other	150	109
Total accrued expenses	$ 995	$ 998

12. Earnings per Share

Prior to the Separation, GXO employees participated in XPO's equity incentive plan, pursuant to which they were granted restricted stock units, performance-based restricted stock units and non-qualified or incentive stock options. All awards granted under these plans were related to XPO common shares. In connection with the Separation, outstanding awards held by GXO employees were converted in accordance with the EMA. Depending on whether the awards held on the Separation date were in an unvested or vested status, GXO employees either received converted awards solely in GXO based shares (unvested status) or a combination of GXO and XPO shares (vested status). The conversion methodology used was calculated in accordance with the EMA and with the purpose of maintaining the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value immediately prior to the Separation.

On August 2, 2021, the date of the Separation, 114,626,250 shares of common stock of GXO were distributed to XPO stockholders of record as of the record date. This share amount is utilized for the calculation of basic and diluted earnings per share for all years presented prior to the Separation. For years prior to the Separation, it is assumed that there are no dilutive equity instruments as there were no equity awards of GXO outstanding prior to the Separation.

Diluted earnings per share was computed by giving effect to all potentially dilutive stock awards that were outstanding. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards when the effect of the potential exercise would be anti-dilutive.

The computations of basic and diluted earnings (loss) per share were as follows:

		Year Ended December 31,				
(Dollars in millions, shares in thousands, except per share amounts)		**2022**		**2021**		**2020**
Net income (loss) attributable to common shares	$	197	$	153	$	(31)
Basic weighted-average common shares		117,050		114,632		114,626
Diluted effect of stock-based awards		566		965		—
Diluted weighted-average common shares		117,616		115,597		114,626
Basic earnings (loss) per share	$	1.68	$	1.33	$	(0.27)
Diluted earnings (loss) per share	$	1.67	$	1.32	$	(0.27)
Antidilutive shares excluded from diluted weighted-average common shares		2,049		88		—

13. Stockholders' Equity

The following table summarizes the changes in AOCI by component:

(In millions)		Foreign Currency Translation Adjustments		Cash Flow Hedges		Defined Benefit Plans		Less: AOCI attributable to noncontrolling interest		AOCI attributable to GXO
As of December 31, 2020	$	61	$	—	$	(1)	$	(2)	$	58
Foreign currency translation loss		(47)		—		—		1		(46)
Unrealized gain on defined benefit plans, net of tax		—		—		7		—		7
Amounts reclassified from AOCI to net income		1		—		—		—		1
Other comprehensive income (loss), net of tax		(46)		—		7		1		(38)
Transfers from XPO, net of tax		(68)		—		(82)		—		(150)
As of December 31, 2021	$	(53)	$	—	$	(76)	$	(1)	$	(130)
Foreign currency translation loss		(120)		—		—		1		(119)
Unrealized gain on hedges, net of tax		29		7		—		—		36
Unrealized loss on defined benefit plans, net of tax		—		—		(36)		—		(36)
Amounts reclassified from AOCI to net income		(7)		—		—		—		(7)
Other comprehensive income (loss), net of tax		(98)		7		(36)		1		(126)
Other		2		—		—		—		2
As of December 31, 2022	$	(149)	$	7	$	(112)	$	—	$	(254)

14. Stock-Based Compensation

Prior to the Separation, GXO employees participated in XPO's equity incentive plan, pursuant to which they were granted restricted stock units, performance-based restricted stock units and non-qualified or incentive stock options. All awards granted under these plans related to XPO common shares. In connection with the Separation, and in accordance with the Employee Matters Agreement ("EMA"), the Company's employees with outstanding former XPO stock-based awards received replacement stock-based awards under the Plan at Separation. The value of the replaced stock-based awards was designed to preserve the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value of the award immediately prior to the Separation.

In 2021, the Company established the 2021 Omnibus Incentive Plan (the "2021 Incentive Plan"). The 2021 Incentive Plan authorizes the issuance of up to 11.6 million shares of common stock as Awards. Under the 2021 Incentive Plan, directors, officers and employees may be granted various types of stock-based compensation awards. These awards include stock options, restricted stock, RSUs, performance-based units and cash incentive awards (collectively, "Awards"). As of December 31, 2022, 8.2 million shares of common stock were available for the grant of Awards under the 2021 Incentive Plan.

Prior to the Separation, the stock-based compensation expense recorded by the Company included the expense associated with the employees historically attributable to the Company's operations, as well as the expense associated with the allocation of equity-based compensation expense for corporate employees. The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that the Company would have incurred as an independent company for the periods presented.

The following table summarizes stock-based compensation expense recorded in Selling, general and administrative expense in the Consolidated Statements of Income:

	Year Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Restricted stock and restricted stock units	$ 21	$ 20	$ 23
Performance-based restricted stock units	7	5	2
Stock options	5	3	—
Total stock-based compensation expense	$ 33	$ 28	$ 25
Tax expense (benefit) on stock-based compensation	$ (1)	$ 1	$ 1

Stock Options

The Company's stock options vest over five years after the grant date, and have a 10-year contractual term with an exercise price equal to the stock price on the grant date. For awards issued prior to the Separation, the exercise price was converted in accordance with the EMA. The Black-Scholes option-pricing model was used to estimate the fair value of the share-based awards granted in 2021. The Black-Scholes option-pricing model incorporates various subjective assumptions, including expected terms and expected volatility. Assumptions used in the Black-Scholes option-pricing model for the estimated fair value were as follows: weighted-average risk-free rate of interest of 1.2%, expected volatility of 30%, weighted-average expected award life of 6.7 years and weighted-average fair value of $22.66.

No options were granted, exercised or forfeited during the year ended December 31, 2022.

Stock option awards as of December 31, 2022 and 2021, are presented in the following table:

| | Stock Options | | |
	Number of Stock Options (in thousands)	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Term (years)
Outstanding as of December 31, 2021	1,170	$ 64.72	9 years
Outstanding as of December 31, 2022	1,170	$ 64.72	8 years
Options exercisable as of December 31, 2022	123	$ 62.28	8 years

There was no intrinsic value for options outstanding and exercisable at December 31, 2022.

As of December 31, 2022, unrecognized compensation cost related to options of $18 million is anticipated to be recognized over a weighted-average period of approximately 3 years.

Restricted Stock Units and Performance-Based Restricted Stock Units

The Company grants RSUs and PRSUs to its key employees, officers and directors with various vesting requirements. The holders of the RSUs and PRSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards. RSUs generally vest based on the passage of time (service conditions), typically four years, and PRSUs generally vest based on achieving certain predefined performance objectives. For PRSUs the number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of these performance metrics in accordance with the terms established at the time of the award.

In 2022, the Company granted PRSUs subject to market-based vesting conditions. The Company determines the fair value of PRSUs subject to market-based vesting conditions using a Monte Carlo simulation lattice model that incorporates the probability of the performance conditions being met as of the grant date. Assumptions used in the Monte Carlo simulation lattice model for the estimated fair value were as follows: weighted-average risk free rate of interest of 2.5% and expected volatility of the Company's stock of 37%.

A summary of RSU and PRSU award activity for the year ended December 31, 2022 is presented in the following table:

| | RSUs | | PRSUs | |
(In thousands, except per share)	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of PRSUs	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2021	1,263	$ 42.31	247	$ 53.91
Granted	481	67.32	120	80.75
Vested [1]	(441)	37.17	(116)	54.72
Forfeited and canceled	(106)	51.09	(16)	41.98
Outstanding as of December 31, 2022	1,197	$ 53.46	235	$ 67.96

(1) The number of RSUs and PRSUs vested includes common stock shares that the Company withheld on behalf of its employees to satisfy the minimum tax withholding.

The total fair value of RSUs that vested during 2022 and 2021 was $30 million and $17 million, respectively. The total fair value of PRSUs that vested during 2022 was $5 million and was immaterial for 2021. As of December 31, 2022, unrecognized compensation cost related to RSUs and PRSUs of $58 million is anticipated to be recognized over a weighted-average period of approximately 3 years.

15. Employee Benefit Plans

Defined Benefit Plan

Prior to the Separation, certain eligible employees of XPO participated in XPO's U.K. Retirement Plan which did not allow for new participants or additional benefit accruals. In connection with the Separation, the Company became the plan sponsor for the U.K. Retirement Plan. The majority of the plan assets transferred to the Company were fixed income securities including government bonds and debt instruments which are primarily classified as Level 2 in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments. The Company also maintains defined benefit pension plans for some of its foreign subsidiaries that are excluded from the disclosures below due to their immateriality.

The Company determines the net periodic benefit costs using assumptions regarding the projected benefit obligation and the fair value of the plan assets as of the beginning of the year. Net periodic benefit cost is recorded within Other income, net in the Consolidated Statement of Operations. The Company calculates the funded status of the defined benefit pension plan as the difference between the projected benefit obligation and the fair value of the plan assets.

Funded Status of Defined Benefit Plan

The change in the projected benefit obligation of the plan was as follows:

	December 31,	
(In millions)	**2022**	**2021**
Projected benefit obligation at beginning of year	$ 1,400	$ —
Liabilities assumed from XPO	—	1,408
Interest cost	21	11
Actuarial (gain) loss	(442)	39
Foreign currency exchange rate changes	(139)	(31)
Benefits paid	(52)	(27)
Projected benefit obligation at end of year	$ 788	$ 1,400

Actuarial gains were primarily a result of an increase in the discount rate.

The change in the fair value of the plan assets was as follows:

	December 31,	
(In millions)	**2022**	**2021**
Fair value of plan assets at beginning of year	$ 1,460	$ —
Assets transferred from XPO	—	1,444
Actual return on plan assets	(438)	75
Foreign currency exchange rate changes	(145)	(32)
Contributions by the employer	1	—
Benefits paid	(52)	(27)
Fair value of plan assets at end of year	$ 826	$ 1,460
Funded status of the plan assets at end of year [1]	$ 38	$ 60

(1) Funded status is recorded within Other long-term assets.

The amounts included in AOCI that have not yet been recognized in net periodic benefit were as follows:

	December 31,	
(In millions)	2022	2021 [1]
Actuarial loss	$ (151)	$ (113)
Prior-service credit	14	16
Net amount recognized in AOCI	$ (137)	$ (97)

(1) In connection with the Separation, $103 million of accumulated other comprehensive loss was transferred from XPO.

The components of net benefit cost recognized were as follows:

	Year Ended December 31,	
(In millions)	2022	2021
Interest cost component	$ (21)	$ (11)
Expected return on plan assets for the period	54	30
Net benefit cost recognized [1]	$ 33	$ 19

(1) Net benefit cost is recorded within Other income, net.

The amount recognized in other comprehensive income was as follows:

	Year Ended December 31,	
(In millions)	2022	2021
Actuarial gain (loss)	$ (51)	$ 6
Other comprehensive income	$ (51)	$ 6

The weighted-average assumptions used to determine the projected benefit obligation and the net periodic costs were as follows:

	Year Ended December 31,	
	2022	2021
Weighted average assumptions used to determine benefit obligation at December 31:		
Discount rate	5.03 %	1.82 %
Rate of compensation increase [1]	— %	— %
Weighted average assumptions used to determine net periodic costs for the year ended December 31:		
Discount rate	1.82 %	1.87 %
Rate of compensation increase [1]	— %	— %
Expected long-term rate of return on plan assets	4.13 %	4.25 %

(1) No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

Plan Assets

The Company's U.K. Retirement Plan's assets are separated from its assets and invested by a trustee, which include representatives of the Company, to meet the U.K. Retirement Plan's projected future pension liabilities. The trustee's investment objectives are to meet the performance target set in the deficit recovery plan of the U.K. Retirement Plan in a risk-controlled framework. The target strategic asset allocation for the U.K. Retirement Plan consists of approximately 40% matching assets (U.K. gilts and cash) and approximately 60% growth and income assets (consisting of a range of pooled funds investing in structured equities, investment-grade and high-yield bonds

and asset-backed securities). The target asset allocations of the U.K. Retirement Plan include acceptable ranges for each asset class. The actual asset allocations of the U.K. Retirement Plan are in line with the target asset allocations.

Collateral assets consist of U.K. fixed-interest gilts, index-linked gilts and cash, which are used to back derivative positions that hedge the sensitivity of the liabilities to changes in interest rates and inflation. On the U.K. Retirement Plan Actuary's Long Term funding basis, approximately 80% of the liability interest rate sensitivity and 80% of the liability inflation sensitivity were hedged as of December 31, 2022.

The fair values of investments held in the pension plans by major asset category were as follows:

(In millions)	Level	December 31, 2022	December 31, 2021
Cash and cash equivalents	Level 1	$ 59	$ 60
Government Securities	Level 2	409	904
Corporate Bonds	Level 2	163	269
Derivatives	Level 2	(137)	(381)
Total assets in fair value hierarchy		$ 494	$ 852
Commingled funds (1)		332	506
Derivatives (1)		—	102
Investments, at fair value		$ 826	$ 1,460

(1) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

The expected benefit payments for the defined benefit pension plan are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2023	2024	2025	2026	2027	2028-2031
Expected payment	$ 49	$ 48	$ 52	$ 49	$ 55	$ 273

Funding

The Company's funding practice is to evaluate the tax and cash position, and the funded status of the plan, in determining the planned contributions. The Company estimates that it will contribute approximately $1 million to the U.K. Retirement Plan in 2023 but this could change based on variations in interest rates, asset returns and other factors.

Defined Contribution Plans

The Company sponsors a defined contribution plan that is available to employees whose primary place of employment is in the U.S. The Company matches up to 4% of employees' pre-tax contributions, after completing one year of service. The Company's costs for the defined contribution plan were $17 million, $16 million and $14 million for the years ended December 31, 2022, 2021 and 2020, respectively, and were primarily included in Direct operating expenses.

The Company also has various defined contribution plans for its international employees. The Company's contributions to these benefit plans were $37 million, $29 million and $15 million for the years ended December 31, 2022, 2021 and 2020, respectively, and were primarily included in Direct operating expenses.

16. Restructuring Charges and Other

Restructuring

The Company engages in restructuring actions as part of its ongoing efforts to best use its resources and infrastructure. These actions generally include severance and facility-related costs, including impairment of operating lease assets, and are intended to improve efficiency and profitability.

The restructuring liability rollforward, which is included in Other current liabilities in the Consolidated Balance Sheets was as follows:

(In millions)		
Balance as of December 31, 2020	$	20
Charges incurred [1]		4
Payments		(14)
Foreign exchange and other		(7)
Balance as of December 31, 2021	$	3
Charges incurred		24
Payments		(14)
Balance as of December 31, 2022	$	13

(1) Charges incurred are net of adjustments to previously recognized liabilities.

The remaining restructuring liability at December 31, 2022 primarily relates to severance payments and is expected to be substantially paid within 12 months.

Other

In 2022, the Company deconsolidated a 50% owned joint venture. The deconsolidation resulted in an $8 million charge recorded in the first quarter of 2022.

17. Income Taxes

For the periods ended before the Separation, the Company was a member of the XPO consolidated group, and its U.S. taxable income was included in XPO's consolidated U.S. federal income tax return as well as in the tax returns filed by XPO with certain state and local taxing jurisdictions. For the periods ended after the Separation, the Company has filed and will file a consolidated U.S. federal income tax return as well as state and local income tax returns. The Company's foreign income tax returns are filed on a full-year basis.

Income (loss) before taxes related to the Company's domestic and foreign operations was as follows:

	Year Ended December 31,					
(In millions)		2022		2021		2020
U.S.	$	105	$	(25)	$	(82)
Foreign		159		178		76
Income (loss) before income taxes	$	264	$	153	$	(6)

The components of income tax expense (benefit) for 2022, 2021 and 2020 are presented in the following table:

	Year Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Current:			
U.S. federal	$ 40	$ 12	$ (2)
U.S state and local	2	2	(1)
Foreign	29	26	45
Total current income tax expense	$ 71	$ 40	$ 42
Deferred:			
U.S. federal	$ (9)	$ (13)	$ (16)
U.S state and local	(3)	(12)	(5)
Foreign	5	(23)	(5)
Total deferred income tax benefit	$ (7)	$ (48)	$ (26)
Total income tax expense (benefit)	$ 64	$ (8)	$ 16

Income tax expense (benefit) for 2022, 2021, and 2020 varied from the amount computed by applying the statutory income tax rate to income (loss) before income taxes. The Company's U.S. federal statutory tax rate was 21% for 2022, 2021 and 2020. A reconciliation of the expected U.S. federal income tax expense (benefit), calculated by applying the federal statutory rate to the Company's actual income tax expense (benefit) for 2022, 2021 and 2020 is presented in the following table:

	Year Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Tax expense at U.S. federal statutory tax rate	$ 55	$ 32	$ (1)
State taxes, net of U.S. federal benefit	(1)	(8)	(5)
Foreign rate differential	(10)	(2)	(3)
Foreign operations [1]	11	5	20
Contribution- and margin-based taxes	5	4	6
Valuation allowances	(3)	1	—
Changes in prior period unrecognized tax benefits, including interest	—	—	1
Stock-based compensation	(1)	1	1
Intangible assets [2]	—	(42)	—
Transaction costs	5	—	—
Other	3	1	(3)
Total income tax expense (benefit)	$ 64	$ (8)	$ 16

(1) Foreign operations include the net impact of changes to valuation allowances, the cost of inclusion of foreign income in the U.S. net of foreign taxes, and permanent items related to foreign operations.
(2) The Company recorded a positive one-time adjustment as a result of agreements by GXO's non-U.S. affiliates to license the rights to use trademarks, trade names and other intellectual property related to the GXO brand.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented in the following table:

	Year Ended December 31,	
(In millions)	2022	2021
Deferred tax assets		
Net operating loss and other tax attribute carryforwards	$ 71	$ 74
Accrued expenses	54	45
Other	15	16
Gross deferred tax assets	140	135
Valuation allowances	(44)	(45)
Total deferred tax assets, net of valuation allowance	96	90
Deferred tax liabilities		
Intangible assets	(128)	(45)
Property and equipment	(70)	(50)
Pension and other retirement obligations	(1)	(6)
Other	(14)	(12)
Gross deferred tax liabilities	(213)	(113)
Net deferred tax liability	$ (117)	$ (23)

The deferred tax asset and deferred tax liability above are reflected in the Consolidated Balance Sheets as follows:

	December 31,	
(In millions)	2022	2021
Other long-term assets	$ 43	$ 48
Other long-term liabilities	(160)	(71)
Net deferred tax liability	$ (117)	$ (23)

Investments in Foreign Subsidiaries

As of December 31, 2022, the Company maintained a partial assertion for all post 2017 undistributed historical earnings and record a deferred tax liability for historical earnings that are not considered to be permanently reinvested. The Company asserts indefinite reversal exception for not recording deferred taxes resulting from the Clipper Acquisition.

Operating Loss and Tax Credit Carryforwards

The Company's operating loss and tax credit carryforwards were as follows:

(In millions)	Expiration Date [1]	December 31, 2022	December 31, 2021
Federal net operating losses for all U.S. operations	2033	$ 17	$ 20
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2027	2	3
Federal tax credit carryforwards	Various times starting in 2032	5	5
State tax credit carryforwards	Various times starting in 2023	6	6
Foreign net operating losses available to offset future taxable income	Various times starting in 2023	235	240

(1) Some credits and losses have unlimited carryforward periods.

Valuation Allowances

The Company established valuation allowances for some of its deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. The Company concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowances have been provided on these assets.

The balances and activity related to the Company's valuation allowances were as follows:

(In millions)	Beginning Balance	Additions	Reductions [1]	Ending Balance
2022	$ 45	3	(4)	$ 44
2021	$ 73	1	(29)	$ 45
2020	$ 56	17	—	$ 73

(1) In 2021, due to the Separation, $29 million decrease in valuation allowances was recorded as the corresponding tax attributes reported by the Company on a combined basis were not transferred to the Company.

Unrecognized Tax Benefits

A reconciliation of the beginning unrecognized tax benefits balance to the ending balance is presented in the following table:

(In millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Beginning balance	$ 3	$ 3	$ 3
Increases related to positions taken during prior years	1	1	1
Reduction due to expiration of statutes of limitations	(1)	(1)	(1)
Ending balance	3	3	3
Interest and penalties	—	—	1
Gross unrecognized tax benefits	$ 3	$ 3	$ 4
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$ 3	$ 3	$ 3

The Company could reflect a reduction to unrecognized tax benefits of approximately $3 million over the next 12 months due to statutes of limitations expirations or because tax positions are sustained on audit.

The Company is subject to taxation in the U.S. and various states and in foreign jurisdictions. As of December 31, 2022, the Company is not under examination by the IRS or U.S. state and local taxing authorities. Various non-U.S. tax returns for years after 2009 are open under relevant statutes of limitations and are subject to audit.

18. Commitments and Contingencies

The Company is involved, and will continue to be involved, in numerous legal proceedings arising out of the conduct of its business. These proceedings may include personal injury claims arising from the transportation and handling of goods, contractual disputes and employment-related claims, including alleged violations of wage and hour laws.

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company reviews and adjusts accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, the Company assesses whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, the Company discloses the estimate of the possible loss or range of loss if it is material and an estimate can be made, or discloses that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on Management's assessment, together with legal counsel, regarding the ultimate outcome of the matter.

Management believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. Management does not believe that the ultimate resolution of any matters to which the Company is presently a party will have a material adverse effect on its results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.

The Company carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting its operations. In the event the Company is required to satisfy a legal claim outside the scope of the coverage provided by insurance, its financial condition, results of operations or cash flows could be negatively impacted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were effective as of such time such that the information required to be included in our Securities and Exchange Commission ("SEC") reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries; and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15 under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the "Internal Control - Integrated Framework" (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2022.

Management excluded from its design and assessment of internal control over financial reporting Clipper Logistics plc which was acquired on May 24, 2022. Clipper Logistics plc constituted approximately 6% of our total assets, excluding associated goodwill and intangible assets, and approximately 6% of our consolidated revenues as of and for the year ended December 31, 2022. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of acquisition while integrating the acquired company under guidelines established by the SEC.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1 of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before May 1, 2023.

We have adopted a Code of Business Ethics (the "Code of Ethics"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code of Ethics is available on our website at www.ethics.gxo.com. In the event that we amend or waive any of the provisions of the Code of Ethics that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

Item 11. Executive Compensation.

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information will be filed with the SEC on or before May 1, 2023.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters.

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information will be filed with the SEC on or before May 1, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before May 1, 2023.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Stamford, CT, Auditor Firm ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information will be filed with the SEC on or before May 1, 2023.

Part IV

Item 15. Exhibit and Financial Statement Schedules.

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
2.2	Recommended cash and share acquisition of Clipper Logistics PLC by GXO Logistics, Inc., dated as of February 28, 2022 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 1, 2022).
2.3	Cooperation Agreement between GXO Logistics, Inc. and Clipper Logistics PLC (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 1, 2022).
3.1	Amended and Restated Certificate of Incorporation of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
3.2	Second Amended and Restated Bylaws of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
4.1	Indenture, dated as of July 2, 2021, among GXO Logistics, Inc. and Wells Fargo Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.2	First Supplemental Indenture, dated as of July 2,2021, among GXO Logistics, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.3	Registration Rights Agreement by and among Jacobs Private Equity, LLC and GXO Logistics, Inc., dated as of September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on October 1, 2021).
4.4	Description of Securities (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 17, 2022).
10.1	Tax Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.2	Employee Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.3	Intellectual Property License Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of July 30, 2021 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.4+	GXO Logistics, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.5+	GXO Logistics, Inc. Severance Plan (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).

10.6+	Form of Option Award Agreement under the GXO Logistics, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.7+	Form of Restricted Stock Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).
10.8+	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.9+	Form of Restricted Stock Unit Award Agreement (Service-Vesting) (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.10+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).
10.11+	GXO Logistics, Inc. Cash Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.12+	Offer Letter between XPO Logistics Europe and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.13+	Service Agreement between XPO Supply Chain UK Limited and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.14+	Offer Letter between XPO Logistics Europe and Maryclaire Hammond, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.15+	Service Agreement between XPO Supply Chain UK Limited and Maryclaire Hammond, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.16+	Pension Top Up Letter between XPO Logistics Europe and Maryclaire Hammond, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.12 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
10.17+	Offer Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.18+	Service Agreement between XPO Supply Chain UK Limited and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.19+	Pension Top Up Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.20+	Offer Letter between XPO Logistics, Inc. and Baris Oran, dated as of April 20, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.21+	Offer Letter between GXO Logistics, Inc. and Elizabeth Fogarty, dated as of October 22, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.22+	Form of Deed of Irrevocable Undertaking (incorporated by reference to Exhibit 10.01 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 1, 2022).

10.23	Credit Agreement, dated as of June 23, 2021, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.13 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
10.24	Term Loan Credit Agreement, dated as of March 22, 2022, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Barclays Bank plc, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on March 23, 2022).
10.25***	Term Loan Credit Agreement, dated as of May 25, 2022, by and among the Company, the lenders and other parties from time to time party thereto, and Barclays Bank plc, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 26, 2022).
21.1*	Subsidiaries of the registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
***	Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted exhibits to the SEC or its staff upon its request.
+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GXO Logistics, Inc.

Date: February 15, 2023   By: /s/ Malcolm Wilson
_____

                                      Malcolm Wilson
                                      (Chief Executive Officer)
                                      (Principal Executive Officer)

Date: February 15, 2023   By: /s/ Baris Oran
_____

                                      Baris Oran
                                      (Chief Financial Officer)
                                      (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Malcolm Wilson Malcolm Wilson	Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2023
/s/ Baris Oran Baris Oran	Chief Financial Officer (Principal Financial Officer)	February 15, 2023
/s/ Paul Blanchett Paul Blanchett	Chief Accounting Officer (Principal Accounting Officer)	February 15, 2023
/s/ Brad Jacobs Brad Jacobs	Director (Chairman)	February 15, 2023
/s/ Marlene Colucci Marlene Colucci	Director (Vice Chair)	February 15, 2023
/s/ Oren Shaffer Oren Shaffer	Director (Lead Independent Director)	February 15, 2023
/s/ Gena Ashe Gena Ashe	Director	February 15, 2023
/s/ Clare Chatfield Clare Chatfield	Director	February 15, 2023
/s/ Joli L. Gross Joli L. Gross	Director	February 15, 2023
/s/ Jason Papastavrou Jason Papastavrou	Director	February 15, 2023



BOARD OF DIRECTORS:

Brad Jacobs
Non-Executive Chairman, GXO Logistics, Inc.
Non-Executive Chairman, RXO, Inc.
Executive Chairman, XPO, Inc.

Gena Ashe
Chief Legal Officer and Corporate Secretary,
Anterix Inc.

Clare Chatfield
Senior Partner, L.E.K. Consulting and
Head, L.E.K. Energy & Environment Practice

Marlene Colucci
Vice Chair, GXO Logistics, Inc.
Chief Executive Officer, The Business Council

Joli Gross
Senior Vice President, General Counsel and
Corporate Secretary, United Rentals, Inc.

Jason Papastavrou, Ph.D.
Founder and Chief Investment Officer,
ARIS Capital Management, LLC

Oren Shaffer
Lead Independent Director, GXO Logistics, Inc.
Former Vice Chairman and Chief Financial Officer,
Qwest Communications International, Inc.
(now CenturyLink, Inc.)

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.

EXECUTIVE OFFICERS:

Malcolm Wilson
Chief Executive Officer

Baris Oran
Chief Financial Officer

Karlis Kirsis
Chief Legal Officer

Maryclaire Hammond
Chief Human Resources Officer

Elizabeth Fogarty
Chief Communications Officer

COMMON STOCK:

The company's common stock is traded on the NYSE under the symbol "GXO."

COMPANY FINANCIAL INFORMATION:

Copies of GXO Logistics, Inc.'s financial information such as the company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available at the Company's website at www.gxo.com or by contacting Investor Relations at our headquarters address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held May 24, 2023, at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at www.meetnow.global/MSLCA2X with your control number.

HEADQUARTERS:

Two American Lane
Greenwich, CT 06831
Tel. 1-203-489-1287

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. 1-877-581-5548
www.computershare.com/investor

Mailing address - courier:
150 Royall Street, Suite 101
Canton, MA 02021

Mailing address - regular mail:
P.O. Box 43078
Providence, RI 02940-3078

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, Stamford, CT

GXO

Logistics at full potential

GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831
USA
gxo.com



GXO Logistics, Inc. 2022 Annual Report